Exhibit 99.2

FILLING WITH CVM DOES NOT IMPLY ANY ASSESMENT ABOUT THE COMPANY, BEING ITS MANAGEMENTS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PRESENTED.

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT)			2 - DISTRICT

Jorge Tzachel Street, 475			Fazenda

3 - ZIP CODE		4 - CITY		5 - STATE

88301-600		Itajaí		SC

6 - DDD (Long distance)	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX

55 47	3249-4533	3249-4207	3249-4222

11- DDD (Long distance)	12 - FAX	13 - FAX	14 - FAX

55 47	3249-4462	3249-4221	3249-4211

15 - E-MAIL

acao@brasilfoods.com

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME

Leopoldo Viriato Saboya

2 - FULL ADDRESS (Place, Number and Complement)			3 - DISTRICT

Av. Escola Politécnica, 760, 2nd floor			Jaguaré

4 - ZIP CODE		5 - CITY		6 - STATE

05350-901		São Paulo		SP

7 - DDD (long distance)	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX

55 11	3718-5301	3718-5306	3718-5465

12 - DDD (long distance)	13 - FAX	14 - FAX	15 — FAX

55 11	3718-5301	3718-5306	3718-5306

16 - E-MAIL

acao@brasilfoods.com

01.04 - REFERENCE / AUDITOR

Fiscal year	1- Beginning date of fiscal year	2- Ending date of fiscal year
1- Last	01/01/2009	12/31/2009
2- Penultimate	01/01/2008	12/31/2008
3- Antepenultimate	01/01/2007	12/31/2007

4- Auditing Company KPMG Auditores Independentes	5- CVM Code 00418-9

6- Technical in Charge José Luiz Ribeiro de Carvalho	7- Technical in Charge Taxpayers’ Register 007.769.948-32

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 — 12/31/2009	2 — 12/31/2008	3 — 12/31/2007
Paid-Up Capital
1 — COMMON	436,236,623	206,958,103	185,957,152
2 - PREFERRED	0	0	0
3 — TOTAL	436,236,623	206,958,103	185,957,152
In Treasury
4 - COMMON	1,226,090	430,485	430,485
5 - PREFERRED	0	0	0
6 — TOTAL	1,226,090	430,485	430,485

01.06 — COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others

2 — SITUATION Operational

3 - NATURE OF SHARE CONTROL National Private

4 - CODE OF ACTIVITY 1220 — Food

5 - MAIN ACTIVITY Operating Holding

6 - CONSOLIDATED TYPE Total

7 — TYPE OF AUDITOR’S REPORT

No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 — DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	12/17/2009	Interest over company capital	02/26/2010	Common	0.2299852300

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

01.09 — INVESTOR RELATIONS DIRECTOR

1 — DATE 02/26/2010	2 — SIGNATURE

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

02.01- BALANCE SHEET - ASSETS  (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 12/31/2009	4 - 12/31/2008	5 - 12/31/2007
1	Total Assets	18,903,971	6,403,940	3,302,859
1.01	Current Assets	4,239,284	1,060,504	1,290,453
1.01.01	Cash, Banks and Investments	843,329	71,706	1,238,350
1.01.01.01	Cash and Cash Equivalents	223,434	29,588	646,544
1.01.01.02	Short-term investments	619,895	42,118	591,806
1.01.02	Credits	1,464,736	308,294	0
1.01.02.01	Trade accounts receivable	1,464,736	308,294	0
1.01.02.02	Other credits	0	0	0
1.01.03	Inventories	1,306,622	286,560	0
1.01.04	Others	624,597	393,944	52,103
1.01.04.01	Dividends and Interest on Shareholders’ Equity	36,651	5	8,003
1.01.04.02	Recoverable Taxes	256,994	337,231	34,849
1.01.04.03	Deferred Taxes	100,476	6,660	6,467
1.01.04.04	Notes Receivable	33,467	26,897	0
1.01.04.05	Others	140,455	22,226	0
1.01.04.06	Prepaid Expenses	56,554	925	2,784
1.02	Noncurrent Assets	14,664,687	5,343,436	2,012,406
1.02.01	Noncurrent assets	853,500	377,263	3,919
1.02.01.01	Credits	10,487	3,329	0
1.02.01.01.01	Trade accounts receivable	10,487	3,329	0
1.02.01.02	Credits with Associates	0	0	0
1.02.01.02.01	With Affiliates	0	0	0
1.02.01.02.02	With Subsidiaries	0	0	0
1.02.01.02.03	With Other Associates	0	0	0
1.02.01.03	Others	843,013	373,934	3,919
1.02.01.03.01	Long-term cash investments	0	155	0
1.02.01.03.02	Recoverable taxes	431,118	111,021	0
1.02.01.03.03	Deferred Taxes	241,188	213,931	25
1.02.01.03.04	Notes Receivable	92,620	16,157	0
1.02.01.03.05	Legal Deposits	47,259	11,792	3,894
1.02.01.03.06	Property for sale	2,003	2,241	0
1.02.01.03.07	Other Receivables	28,059	18,422	0
1.02.01.03.08	Prepaid Expenses	766	215	0
1.02.02	Permanent Assets	13,811,187	4,966,173	2,008,487
1.02.02.01	Investments	9,101,075	2,858,351	2,008,487
1.02.02.01.01	Equity in Affiliates	20,577	0	0
1.02.02.01.02	Equity in Affiliates — Goodwill	0	0	0
1.02.02.01.03	Equity in Subsidiaries	5,643,040	2,857,774	2,008,479
1.02.02.01.04	Equity in Subsidiaries — Goodwill	3,436,624	0	0
1.02.02.01.05	Other Investments	834	577	8
1.02.02.02	Fixed Assets	3,044,639	642,456	0
1.02.02.03	Intangible	1,531,933	1,453,713	0
1.02.02.04	Deferred	133,540	11,653	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 12/31/2009	4 - 12/31/2008	5 - 12/31/2007
2	Total Liabilities	18,903,971	6,403,940	3,302,859
2.01	Current Liabilities	2,929,375	1,218,025	72,837
2.01.01	Short term Debt	1,084,413	720,642	0
2.01.02	Debentures	2,089	0	0
2.01.03	Trade Accounts Payable	976,430	340,535	3,052
2.01.04	Taxes, Charges and Contribution	90,424	26,574	4,782
2.01.04.01	Tax Obligations	55,679	19,578	4,693
2.01.04.02	Social Contributions	34,745	6,996	89
2.01.05	Dividends Payable	14	32	44
2.01.06	Provisions	104,877	22,039	517
2.01.06.01	Provisions for vacations & 13th salary	104,877	22,039	517
2.01.06.02	Participation of employees in the results	0	0	0
2.01.07	Debts with Associates	4,794	58,552	6,022
2.01.08	Others	666,334	49,651	58,420
2.01.08.01	Payroll	37,539	3,781	0
2.01.08.02	Interest on Company Capital	91,789	23,295	58,394
2.01.08.03	Management/Employees’ profit Sharing	25,931	10,358	0
2.01.08.04	Deferred Taxes	8,201	932	0
2.01.08.05	Advances from related parties	392,470	0	0
2.01.08.06	Other Obligations	110,404	11,285	26
2.02	Long-term Liabilities	2,810,432	1,048,289	101
2.02.01	Long-term Liabilities	2,810,432	1,048,289	101
2.02.01.01	Long term Debt	1,964,978	879,023	0
2.02.01.02	Debentures	0	0	0
2.02.01.03	Provisions	149,909	104,377	101
2.02.01.03.01	Provision for contingencies	149,909	104,377	101
2.02.01.04	Debts with Associates	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	695,545	64,889	0
2.02.01.06.01	Taxes and social obligation	5,450	8,121	0
2.02.01.06.02	Deferred Taxes	109,042	49,575	0
2.02.01.06.03	Advances from related parties	557,184	0	0
2.02.01.06.04	Others	23,869	7,193	0
2.03	Deferred Income	0	0	0
2.04	Participation of non-controlling shareholders	0	0	0
2.05	Shareholders’ Equity	13,164,164	4,137,626	3,229,921
2.05.01	Paid-in Capital	12,461,756	3,445,043	2,500,000
2.05.02	Capital Reserves	0	0	0
2.05.03	Revaluation Reserves	0	0	0
2.05.03.01	Owned Assets	0	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0	0
2.05.04	Profit Reserves	726,873	730,712	729,921
2.05.04.01	Legal	71,009	66,201	62,340
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contigencies	0	0	0
2.05.04.04	Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	0	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0	0
2.05.04.07	Other profit Reserves	655,864	664,511	667,581
2.05.04.07.01	Expansion Reserves	496,423	505,070	508,140
2.05.04.07.02	Increase Capital Reserves	160,256	160,256	160,256
2.05.04.07.03	Treasury Shares	(815)	(815)	(815)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

2.05.04.07.04	Unrealized Profit	0	0	0
2.05.05	Equity Valuation Adjustments	(24,465)	(38,129)	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Retained Adjustments of Conversion	0	0	0
2.05.05.03	Business Combination Adjustments	(24,465)	(38,129)	0
2.05.06	Accumulated Earnings/ Losses	0	0	0
2.05.06.01	Profit for the year	0	0	0
2.05.07	Advance for future capital increase	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

03.01 -  STATEMENT OF INCOME (in thousands of Brazilian Reais)

		01/01/2009 to	01/01/2008 to	01/01/2007 to
1 - Code	2 - Description	12/31/2009	12/31/2008	12/31/2007
3.01	Gross Sales	10,235,442	1,891,871	0
3.01.01	Domestic market	6,964,322	1,211,751	0
3.01.02	Exports	3,271,120	680,120	0
3.02	Sales Deductions	(1,504,744)	(205,961)	0
3.03	Net Sales	8,730,698	1,685,910	0
3.04	Cost of Sales	(7,191,696)	(1,453,389)	0
3.05	Gross Profit	1,539,002	232,521	0
3.06	Operating Income/Expenses	(1,418,901)	(286,638)	334,978
3.06.01	Selling Expenses	(1,442,447)	(183,347)	0
3.06.02	General And Administrative	(141,406)	(24,198)	(6,591)
3.06.02.01	Administrative	(125,681)	(18,614)	(2,185)
3.06.02.02	Management Compensation	(15,725)	(5,584)	(4,406)
3.06.03	Financial	300,117	(244,299)	42,485
3.06.03.01	Financial Income	932,302	145,664	75,031
3.06.03.02	Financial Expenses	(632,185)	(389,963)	(32,546)
3.06.04	Other Operating Income	193,377	6,747	104
3.06.05	Other Operating Expenses	(380,940)	(107,844)	0
3.06.06	Equity Pick-up	52,398	266,303	298,980
3.07	Operating Income	120,101	(54,117)	334,978
3.08	Non-operating Income	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income Before Tax And Profit Sharing	120,101	(54,117)	334,978
3.10	Provision for Income Tax And Social Contribution	(32,383)	(19,835)	(6,516)
3.11	Deferred Income Tax	23,114	163,592	(2,853)
3.12	Statutory Participations / Contributions	(14,671)	(12,202)	0
3.12.01	Profit Sharing	(14,671)	(12,202)	0
3.12.01.01	Participation of employees	(11,980)	(12,202)	0
3.12.01.02	Participation of administrators	(2,691)	0	0
3.12.02	Contribution	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0
3.14	Minority Interest	0	0	0
3.15	Net Income In Fiscal Year	96,161	77,438	325,609
	Number of Shares (Ex-treasury)	435,010,533	206,527,618	185,526,667
	Earnings Per Share	0.22105	0.37495	1.75505

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

		01/01/2009 to	01/01/2008 to	01/01/2007 to
1 - Code	2 - Description	12/31/2009	12/31/2008	12/31/2007
4.01	Net cash provided by (used in) operating activities	636,664	329,719	(23,932)
4.01.01	Net Income for the year	96,161	77,438	325,609
4.01.02	Changes in operating assets and liabilities	960,526	60,728	(3,744)
4.01.02.01	Trade accounts receivable	500,247	65,374	0
4.01.02.02	Inventories	47,829	122,679	0
4.01.02.03	Trade accounts payable	(29,896)	(121,771)	(426)
4.01.02.04	Contingencies	(29,389)	(2,811)	0
4.01.02.05	Payroll and related charges payable	471,735	(2,743)	(3,318)
4.01.03	Others	(420,023)	191,553	(345,797)
4.01.03.01	Minority shareholders	0	0	0
4.01.03.02	Depreciation, amortization and depletion	293,930	44,387	0
4.01.03.03	Amortization of goodwill	33,768	93,540	0
4.01.03.04	Gain on permanent asset disposals	73,053	112,594	0
4.01.03.05	Deferred income tax	7,661	(147,001)	2,853
4.01.03.06	Provision/reversal for contingencies	(12,866)	(13,543)	0
4.01.03.07	Other provisions	93,426	(27,666)	0
4.01.03.08	Exchange variations and interest	(856,597)	327,873	(49,670)
4.01.03.09	Law 11.638/07 effects	0	(201)	0
4.01.03.10	Equity pick-Up	(52,398)	(198,430)	(298,980)
4.02	Net cash (used in) provided by investing activities	(4,494,904)	(841,263)	(156,915)
4.02.01	Cash investments	(5,944,877)	(466,173)	(274,352)
4.02.02	Redemption of cash investments	5,840,620	1,113,199	223,543
4.02.03	Additions to property, plant and equipment	(477,031)	(45,154)	0
4.02.04	Acquisitions/formation period of breeding stock	(158,607)	(27,782)	0
4.02.05	Disposal of fixed assets	49,630	0	0
4.02.06	Business acquisition, net	0	(736,509)	0
4.02.07	Additions to deferred charges	0	(3,450)	0
4.02.08	Other Investments, net	(1,538,903)	(683,397)	0
4.02.09	Advance for future capital increase	(2,265,736)	0	(203,738)
4.02.10	Interest on shareholders’ equity received	0	8,003	97,632
4.02.11	Disposal of companies, net of cash	0	0	0
4.02.12	Cash of incorporated company	0	0	0
4.03	Net cash (used in) provided by financing activities	3,985,628	(105,412)	827,324
4.03.01	Debt issuance	2,326,409	312,856	0
4.03.02	Repayment of debt (principal and interest)	(3,514,337)	(337,425)	0
4.03.03	Capital increase	5,290,000	33,489	900,000
4.03.04	Dividends and interest on shareholders’ equity paid	(24,783)	(114,332)	(72,676)
4.03.05	Capital distribution to minority shareholders	(91,661)	0	0
4.03.06	Advance for future capital increase	0	0
4.04	Exchange variation on cash and cash equivalents	(8,766)	0	0
4.05	Net (decrease) increase in cash	118,622	(616,956)	646,477
4.05.01	At the beginning of the year	104,812	646,544	67
4.05.02	At the end of the year	223,434	29,588	646,544

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A.	01.838.723/0001-27

4 - NIRE

35300149947

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2009 TO 12/31/2009 (in thousands of Brazilian Reais)

							8- Equity
		3- Capital	4- Capital	5- Revaluation	6- Profit	7- Accumulated	Valuation
1-Code	2-Description	Stock	Reserves	Reserves	Reserves	Earnings/Losses	Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626
5.04	Profit/Loss In Fiscal Year	0	0	0	0	96,161	0	96,161
5.05	Allocation of income	0	0	0	(3,839)	(96,161)	0	(100,000)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	(100,000)	0	(100,000)
5.05.03	Others destinations	0	0	0	(3,839)	3,839	0	0
5.05.03.01	Legal Reserve	0	0	0	4,808	(4,808)	0	0
5.05.03.02	Reserve for expansion	0	0	0	(8,647)	8,647	0	0
5.05.03.03	Reserve to increase capital	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	13,664	13,664
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	13,664	13,664
5.08	Increase (Decrease) in Capital Stock	9,016,713	0	0	0	0	0	9,016,713
5.08.01	Increase in Capital Stock	9,108,374	0	0	0	0	0	9,108,374
5.08.02	Costs of shares issuance	(91,661)	0	0	0	0	0	(91,661)
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	12,461,756	0	0	726,873	0	(24,465)	13,164,164

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A.	01.838.723/0001-27

4 - NIRE

35300149947

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian Reais)

							8- Equity
		3- Capital	4- Capital	5- Revaluation	6- Profit	7- Accumulated	Valuation
1-Code	2-Description	Stock	Reserves	Reserves	Reserves	Earnings/Losses	Adjustments	9- Total
5.01	Initial Balance	2,500,000	0	0	729,921	0	0	3,229,921
5.02	Adjustments in past fiscal years	0	0	0	0	(232)	0	(232)
5.03	Adjustments Balance	2,500,000	0	0	729,921	(232)	0	3,229,689
5.04	Profit/Loss In Fiscal Year	0	0	0	0	77,438	0	77,438
5.05	Allocation of income	0	0	0	791	(77,206)	0	(76,415)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	(76,415)	0	(76,415)
5.05.03	Others destinations	0	0	0	791	(791)	0	0
5.05.03.01	Legal Reserve	0	0	0	3,860	(3,860)	0	0
5.05.03.02	Reserve for expansion	0	0	0	(3,069)	3,069	0	0
5.05.03.03	Reserve to increase capital	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(38,129)	(38,129)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(38,129)	(38,129)
5.08	Increase (Decrease) in Capital Stock	945,043	0	0	0	0	0	945,043
5.08.01	Increase in Capital Stock	945,043	0	0	0	0	0	945,043
5.08.02	Costs of shares issuance	0	0	0	0	0	0	0
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A.	01.838.723/0001-27

4 - NIRE

35300149947

05.03 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian Reais)

							8- Equity
		3- Capital	4- Capital	5- Revaluation	6- Profit	7- Accumulated	Valuation
1-Code	2-Description	Stock	Reserves	Reserves	Reserves	Earnings/Losses	Adjustments	9- Total
5.01	Initial Balance	1,600,000	0	0	504,512	0	0	2,104,512
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	1,600,000	0	0	504,512	0	0	2,104,512
5.04	Profit/Loss In Fiscal Year	0	0	0	0	325,609	0	325,609
5.05	Allocation of income	0	0	0	225,409	(325,609)	0	(100,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0		(100,200)	0	(100,200)
5.05.03	Others destinations	0	0	0	225,409	(225,409)	0	0
5.05.03.01	Legal Reserve	0	0	0	16,280	(16,280)	0	0
5.05.03.02	Reserve for expansion	0	0	0	144,007	(144,007)	0	0
5.05.03.03	Reserve to increase capital	0	0	0	65,122	(65,122)	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase (Decrease) in Capital Stock	900,000	0	0	0	0	0	900,000
5.08.01	Increase in Capital Stock	900,000	0	0	0	0	0	900,000
5.08.02	Costs of shares issuance	0	0	0	0	0	0	0
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	2,500,000	0	0	729,921	0	0	3,229,921

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

06.01 - STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

Código CVM	Descrição	31/12/2009	31/12/2008	31/12/2007
6.01	Revenues	9.584.614	1.776.667	104
6.01.01	Sale of goods and products	9.748.073	1.786.935	0
6.01.02	Other income	(143.342)	(10.461)	104
6.01.03	Revenues — construction of own assets	0	0	0
6.01.04	Allowance for doubtful accounts	(20.117)	193	0
6.02	Raw materials acquired from third parties	(7.011.085)	(1.461.194)	(2.024)
6.02.01	Cost of sales	(5.777.421)	(1.262.157)	0
6.02.02	Material, energy, third parties and others	(1.198.331)	(173.175)	(2.024)
6.02.03	Losses of assets’ value	(35.333)	(25.862)	0
6.02.04	Others	0	0	0
6.03	Gross value added	2.573.529	315.473	(1.920)
6.04	Retentions	(327.698)	(137.927)	0
6.04.01	Depreciation, amortization and depletion	(327.698)	(137.927)	0
6.04.02	Others	0	0	0
6.05	Net value added	2.245.831	177.546	(1.920)
6.06	Received from third parties	985.496	414.871	374.011
6.06.01	Equity pick-Up	52.398	266.303	298.980
6.06.02	Financial income	932.302	145.664	75.031
6.06.03	Others	796	2.904	0
6.07	Added value to be distributed	3.231.327	592.417	372.091
6.08	Distribution of added value	3.231.327	592.417	372.091
6.08.01	Employees	1.208.393	137.636	3.618
6.08.01.01	Direct payment	1.001.973	111.460	3.443
6.08.01.02	Benefits	146.967	17.580	0
6.08.01.03	F.G.T.S.	59.453	8.596	175
6.08.01.04	Others	0	0	0
6.08.02	Taxes, Charges and Contribution	1.245.456	(16.853)	12.145
6.08.02.01	Federal	645.577	(101.185)	12.002
6.08.02.02	State	595.831	82.767	0
6.08.02.03	Municipal	4.048	1.565	143
6.08.03	Third parties capital remuneration	681.317	394.196	30.719
6.08.03.01	Interest	632.185	389.963	30.719
6.08.03.02	Rent	49.132	4.233	0
6.08.03.03	Others	0	0	0
6.08.04	Shareholders’ remuneration	96.161	77.438	325.609
6.08.04.01	Interest on shareholders’ equity	100.000	76.415	100.200
6.08.04.02	Dividends	0	0	0
6.08.04.03	Retained earnings/losses	(3.839)	1.023	225.409
6.08.05	Others	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

07.01- BALANCE SHEET — ASSETS — CONSOLIDATED  (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 12/31/2009	4 - 12/31/2008	5 - 12/31/2007
1	Total Assets	25,714,327	11,223,912	6,543,311
1.01	Current Assets	10,446,342	5,986,075	3,768,208
1.01.01	Cash, Banks and Investments	4,243,769	1,976,004	1,773,656
1.01.01.01	Cash and Cash Equivalents	1,898,240	1,233,455	1,108,028
1.01.01.02	Short-term investments	2,345,529	742,549	665,628
1.01.02	Credits	1,787,337	1,378,046	803,938
1.01.02.01	Trade accounts receivable	1,787,337	1,378,046	803,938
1.01.02.02	Other credits	0	0	0
1.01.03	Inventories	3,101,324	1,688,995	865,147
1.01.04	Others	1,313,912	943,030	325,467
1.01.04.01	Dividends and Interest on Shareholders’ Equity	0	0	0
1.01.04.02	Recoverable Taxes	745,591	576,337	174,402
1.01.04.03	Deferred Taxes	173,834	128,194	35,335
1.01.04.04	Notes Receivable	33,217	48,746	18,455
1.01.04.05	Others	273,881	121,618	65,391
1.01.04.06	Prepaid Expenses	87,389	68,135	31,884
1.02	Noncurrent Assets	15,267,985	5,237,837	2,775,103
1.02.01	Noncurrent assets	2,675,535	600,567	254,318
1.02.01.01	Credits	12,808	11,578	11,826
1.02.01.01.01	Trade accounts receivable	12,808	11,578	11,826
1.02.01.02	Credits with Associates	0	0	0
1.02.01.02.01	With Affiliates	0	0	0
1.02.01.02.02	With Subsidiaries	0	0	0
1.02.01.02.03	With Other Associates	0	0	0
1.02.01.03	Others	2,662,727	588,989	242,492
1.02.01.03.01	Long-term cash investments	676,681	155	63,292
1.02.01.03.02	Recoverable taxes	654,409	147,490	33,504
1.02.01.03.03	Deferred Taxes	943,994	326,832	77,870
1.02.01.03.04	Notes Receivable	92,620	54,889	43,990
1.02.01.03.05	Legal Deposits	83,421	23,313	14,015
1.02.01.03.06	Property for sale	47,891	5,770	0
1.02.01.03.07	Other Receivables	162,757	29,017	7,972
1.02.01.03.08	Prepaid Expenses	954	1,523	1,849
1.02.02	Permanent Assets	12,592,450	4,637,270	2,520,785
1.02.02.01	Investments	17,200	1,028	1,020
1.02.02.01.01	Equity in Affiliates	0	0	0
1.02.02.01.02	Equity in Affiliates — Goodwill	0	0	0
1.02.02.01.03	Equity in Subsidiaries	16,138	0	0
1.02.02.01.04	Equity in Subsidiaries — Goodwill	0	0	0
1.02.02.01.05	Other Investments	1,062	1,028	1,020
1.02.02.02	Fixed Assets	9,274,990	2,918,458	2,136,918
1.02.02.03	Intangible	3,098,320	1,545,732	269,559
1.02.02.04	Deferred	201,940	172,052	113,288

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

07.02- BALANCE SHEET — LIABILITIES — CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 12/31/2009	4 - 12/31/2008	5 - 12/31/2007
2	Total Liabilities	25.714.327	11.223.912	6.543.311
2.01	Current Liabilities	5.876.696	3.081.792	1.941.278
2.01.01	Short term Debt	2.911.656	1.642.221	1.051.794
2.01.02	Debentures	2.089	4.185	0
2.01.03	Trade Accounts Payable	1.905.368	1.083.385	575.603
2.01.04	Taxes, Charges and Contribution	220.303	100.873	55.491
2.01.04.01	Tax Obligations	183.635	66.578	29.797
2.01.04.02	Social Contributions	36.668	34.295	25.694
2.01.05	Dividends Payable	839	32	44
2.01.06	Provisions	183.616	104.378	79.834
2.01.06.01	Provisions for vacations & 13th salary	108.171	104.378	79.834
2.01.06.02	Participation of employees in the results	75.445	0	0
2.01.07	Debts with Associates	0	0	0
2.01.08	Others	652.825	146.718	178.512
2.01.08.01	Payroll	196.295	34.508	27.240
2.01.08.02	Interest on Company Capital	91.790	23.295	58.394
2.01.08.03	Management/Employees’ profit Sharing	0	17.893	35.156
2.01.08.04	Deferred Taxes	20.562	932	0
2.02.01.06.03	Advances from related parties	0	0	0
2.02.01.06.04	Others	344.178	70.090	57.722
2.02	Long-term Liabilities	6.698.260	4.030.806	1.376.054
2.02.01	Long-term Liabilities	6.698.260	4.030.806	1.376.054
2.02.01.01	Long term Debt	5.884.365	3.717.616	1.214.069
2.02.01.02	Debentures	0	2.076	0
2.02.01.03	Provisions	282.396	186.362	124.360
2.02.01.03.01	Provision for contingencies	282.396	186.362	124.360
2.02.01.04	Debts with Associates	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	531.499	124.752	37.625
2.02.01.06.01	Taxes and social obligation	5.951	20.056	4.421
2.02.01.06.02	Deferred Taxes	257.396	72.390	30.171
2.02.01.06.03	Advances from related parties	0	0	0
2.02.01.06.03	Others	268.152	32.306	3.033
2.03	Deferred Income	0	0	0
2.04	Participation of non-controlling shareholders	4.721	696	0
2.05	Shareholders’ Equity	13.134.650	4.110.618	3.225.979
2.05.01	Paid-in Capital	12.461.756	3.445.043	2.500.000
2.05.02	Capital Reserves	0	0	0
2.05.03	Revaluation Reserves	0	0	0
2.05.03.01	Owned Assets	0	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0	0
2.05.04	Profit Reserves	697.359	703.704	725.979
2.05.04.01	Legal	71.009	66.201	62.340
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contigencies	0	0	0
2.05.04.04	Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	0	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0	0
2.05.04.07	Other profit Reserves	626.350	637.503	663.639
2.05.04.07.01	Expansion Reserves	496.423	505.070	508.140
2.05.04.07.02	Increase Capital Reserves	160.256	160.256	160.256

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

2.05.04.07.03	Treasury Shares	(27,587)	(815)	(815)
2.05.04.07.04	Unrealized Profit	(2,742)	(27,008)	(3,942)
2.05.05	Equity Valuation Adjustments	(24,465)	(38,129)	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Retained Adjustments of Conversion	0	0	0
2.05.05.03	Business Combination Adjustments	(24,465)	(38,129)	0
2.05.06	Accumulated Earnings/ Losses	0	0	0
2.05.06.01	Profit for the year	0	0	0
2.05.07	Advance for future capital increase	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

08.01 - STATEMENT OF INCOME — CONSOLIDATED (in thousands of Brazilian Reais)

		01/01/2009 to	01/01/2008 to	01/01/2007 to
1-Code	2-Description	12/31/2009	12/31/2008	12/31/2007
3.01	Gross Sales	18,588,852	13,161,318	7,788,601
3.01.01	Domestic market	11,839,810	8,104,223	4,589,160
3.01.02	Exports	6,749,042	5,057,095	3,199,441
3.02	Sales Deductions	(2,683,076)	(1,768,288)	(1,155,238)
3.03	Net Sales	15,905,776	11,393,030	6,633,363
3.04	Cost of Sales	(12,270,609)	(8,634,151)	(4,760,088)
3.05	Gross Profit	3,635,167	2,758,879	1,873,275
3.06	Operating Income/Expenses	(3,301,156)	(2,942,565)	(1,489,513)
3.06.01	Selling Expenses	(3,054,338)	(1,891,117)	(1,278,973)
3.06.02	General And Administrative	(230,729)	(159,214)	(90,389)
3.06.02.01	Administrative	(205,106)	(140,379)	(76,872)
3.06.02.02	Management Compensation	(25,623)	(18,835)	(13,517)
3.06.03	Financial	241,229	(630,348)	(105,390)
3.06.03.01	Financial Income	1,136,844	616,216	11,035
3.06.03.02	Financial Expenses	(895,615)	(1,246,564)	(116,425)
3.06.04	Other Operating Income	270,843	48,377	42,922
3.06.05	Other Operating Expenses	(530,672)	(310,263)	(57,683)
3.06.06	Equity Pick-up	2,511	0	0
3.07	Operating Income	334,011	(183,686)	383,762
3.08	Non-operating Income	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income Before Tax And Profit Sharing	334,011	(183,686)	383,762
3.10	Provision for Income Tax And Social Contribution	(655,415)	(43,335)	(46,305)
3.11	Deferred Income Tax	458,166	298,670	14,225
3.12	Statutory Participations / Contributions	(20,759)	(16,892)	(27,192)
3.12.01	Profit Sharing	(20,759)	(16,892)	(27,192)
3.12.01.01	Participation of employees	(18,068)	(13,500)	(24,636)
3.12.01.02	Participation of administrators	(2,691)	(3,392)	(2,556)
3.12.02	Contribution	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0
3.14	Minority Interest	4,424	(385)	(3,183)
3.15	Net Income In Fiscal Year	120,427	54,372	321,307
	Number of Shares (Ex-treasury)	435,010,533	206,527,618	185,526,667
	Earnings Per Share	0.276837	0.263267	1.731864

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

09.01 - STATEMENT OF CASH FLOWS — CONSOLIDATED (in thousands of Brazilian Reais)

		01/01/2009 to	01/01/2008 to	01/01/2007 to
1-Code	2-Description	12/31/2009	12/31/2008	12/31/2007
4.01	Net cash provided by (used in) operating activities	467.092	528.246	337.462
4.01.01	Net Income for the year	120.427	54.372	321.307
4.01.02	Changes in operating assets and liabilities	207.111	(748.021)	(222.891)
4.01.02.01	Trade accounts receivable	118.871	(194.932)	(99.305)
4.01.02.02	Inventories	244.682	(464.528)	(223.779)
4.01.02.03	Trade accounts payable	(28.934)	255.771	94.113
4.01.02.04	Contingencies	(30.063)	(26.993)	(9.304)
4.01.02.05	Payroll and related charges payable	(97.445)	(317.339)	15.384
4.01.03	Others	139.554	1.221.895	239.046
4.01.03.01	Minority shareholders	(4.424)	385	3.183
4.01.03.02	Depreciation, amortization and depletion	590.747	448.565	272.241
4.01.03.03	Amortization of goodwill	0	152.996	21.398
4.01.03.04	Gain on permanent asset disposals	59.847	35.658	18.608
4.01.03.05	Deferred income tax	182.258	(291.084)	(14.225)
4.01.03.06	Provision/reversal for contingencies	(14.882)	(34.071)	3.530
4.01.03.07	Other provisions	20.167	7.763	9.897
4.01.03.08	Exchange variations and interest	(691.648)	892.036	(75.586)
4.01.03.09	Law 11.638/07 effects	0	9.647	0
4.01.03.10	Equity pick-Up	(2.511)	0	0
4.02	Net cash (used in) provided by investing activities	(1.223.152)	(1.627.560)	(831.195)
4.02.01	Cash investments	(9.688.501)	(2.733.029)	(350.511)
4.02.02	Redemption of cash investments	8.800.731	2.829.899	541.108
4.02.03	Additions to property, plant and equipment	(693.169)	(634.511)	(509.744)
4.02.04	Acquisitions/formation period of breeding stock	(225.944)	(208.334)	(126.102)
4.02.05	Disposal of fixed assets	66.387	13.047	4.186
4.02.06	Business acquisition, net	511.285	(796.132)	(347.292)
4.02.07	Additions to deferred charges	0	(98.493)	(42.840)
4.02.08	Other Investments, net	(58.770)	(7)	0
4.02.09	Advance for future capital increase	0	0	0
4.02.10	Interest on shareholders’ equity received	0	0	0
4.02.11	Disposal of companies, net of cash	64.829	0	0
4.02.12	Cash of incorporated company	0	0	0
4.03	Net cash (used in) provided by financing activities	1.567.617	1.118.377	1.265.196
4.03.01	Debt issuance	2.604.568	3.247.970	1.705.928
4.03.02	Repayment of debt (principal and interest)	(6.210.507)	(2.048.750)	(1.265.177)
4.03.03	Capital increase	5.290.000	33.489	900.000
4.03.04	Dividends and interest on shareholders’ equity paid	(24.783)	(114.332)	(75.555)
4.03.05	Capital distribution to minority shareholders	(91.661)	0	0
4.03.06	Advance for future capital increase	0	0
4.04	Exchange variation on cash and cash equivalents	(146.772)	106.364	0
4.05	Net (decrease) increase in cash	664.785	125.427	771.463
4.05.01	At the beginning of the year	1.233.455	1.108.028	336.565
4.05.02	At the end of the year	1.898.240	1.233.455	1.108.028

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A.	01.838.723/0001-27

4 - NIRE

35300149947

10.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2009 TO 12/31/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3.445.043	0	0	703.704	0	(38.129)	4.110.618
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3.445.043	0	0	703.704	0	(38.129)	4.110.618
5.04	Profit/Loss In Fiscal Year	0	0	0	0	120.427	0	120.427
5.05	Allocation of income	0	0	0	20.427	(120.427)	0	(100.000)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	(100.000)	0	(100.000)
5.05.03	Others destinations	0	0	0	20.427	(20.427)	0	0
5.05.03.01	Legal Reserve	0	0	0	4.808	(4.808)	0
5.05.03.02	Reserve for expansion	0	0	0	(8.647)	8.647	0
5.05.03.03	Reserve to increase capital	0	0	0	0	0	0	0
5.05.03.04	Unrealized profit on transactions with subsidiaries				24.266	(24.266)
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	13.664	13.664
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	13.664	13.664
5.08	Increase (Decrease) in Capital Stock	9.016.713	0	0	0	0	0	9.016.713
5.08.01	Increase in Capital Stock	9.108.374	0	0	0	0	0	9.016.713
5.08.02	Costs of shares issuance	(91.661)	0	0	0	0	0	0
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	(26.772)	0	0	(26.772)
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	12.461.756	0	0	697.359	0	(24.465)	13.134.650

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A.	01.838.723/0001-27

4 - NIRE

35300149947

10.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	2,500,000	0	0	725,979	0	0	3,225,979
5.02	Adjustments in past fiscal years	0	0	0	0	(232)	0	(232)
5.03	Adjustments Balance	2,500,000	0	0	725,979	(232)	0	3,225,747
5.04	Profit/Loss In Fiscal Year	0	0	0	0	54,372	0	54,372
5.05	Allocation of income	0	0	0	(22,275)	(54,140)	0	(76,415)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	(76,415)	0	(76,415)
5.05.03	Others destinations	0	0	0	(22,275)	22,275	0	0
5.05.03.01	Legal Reserve	0	0	0	3,860	(3,860)	0	0
5.05.03.02	Reserve for expansion	0	0	0	(3,069)	3,069	0	0
5.05.03.03	Reserve to increase capital	0	0	0	0	0	0	0
5.05.03.04	Unrealized losses on transactions with subsidiaries				(23,066)	23,066
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(38,129)	(38,129)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(38,129)	(38,129)
5.08	Increase (Decrease) in Capital Stock	945,043	0	0	0	0	0	945,043
5.08.01	Increase in Capital Stock	945,043	0	0	0	0	0	945,043
5.08.02	Costs of shares issuance
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	3,445,043	0	0	703,704	0	(38,129)	4,110,618

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A.	01.838.723/0001-27

4 - NIRE

35300149947

10.03 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	1,600,000	0	0	504,512	360	0	2,104,872
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	1,600,000	0	0	504,512	360	0	2,104,872
5.04	Profit/Loss In Fiscal Year	0	0	0	0	321,307	0	321,307
5.05	Allocation of income	0	0	0	221,467	(321,667)	0	(100,200)
5.05.01	Dividends	0	0	0			0	0
5.05.02	Interest over company capital	0	0	0		(100,200)	0	(100,200)
5.05.03	Others destinations	0	0	0	221,467	(221,467)	0	0
5.05.03.01	Legal Reserve	0	0	0	16,280	(16,280)	0	0
5.05.03.02	Reserve for expansion	0	0	0	144,007	(144,007)	0	0
5.05.03.03	Reserve to increase capital	0	0	0	65,122	(65,122)	0	0
5.05.03.04	Unrealized losses on transactions with subsidiaries	0	0	0	(3,942)	3,942	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase (Decrease) in Capital Stock	900,000	0	0	0	0	0	900,000
5.08.01	Increase in Capital Stock	900,000	0	0	0	0	0	900,000
5.08.02	Costs of shares issuance	0	0	0	0	0	0
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	2,500,000	0	0	725,979	0	0	3,225,979

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
DFP — STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF-BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

11.01 - STATEMENT OF VALUE ADDED CONSOLIDATED (in thousands of Brazilian Reais)

Código CVM	Descrição	31/12/2009	31/12/2008	31/12/2007
6.01	Revenues	17.643.263	12.488.485	7.437.287
6.01.01	Sale of goods and products	17.922.339	12.606.572	7.458.523
6.01.02	Other income	(244.144)	(108.007)	(13.635)
6.01.03	Revenues — construction of own assets	0	0	0
6.01.04	Allowance for doubtful accounts	(34.932)	(10.080)	(7.601)
6.02	Raw materials acquired from third parties	(12.340.980)	(8.616.589)	(4.721.955)
6.02.01	Cost of sales	(9.396.913)	(6.987.625)	(3.682.311)
6.02.02	Material, energy, third parties and others	(2.942.727)	(1.613.896)	(1.036.292)
6.02.03	Losses of assets’ value	(1.340)	(15.068)	(3.352)
6.02.04	Others	0	0	0
6.03	Gross value added	5.302.283	3.871.896	2.715.332
6.04	Retentions	(590.747)	(601.561)	(293.638)
6.04.01	Depreciation, amortization and depletion	(590.747)	(601.561)	(293.638)
6.04.02	Others	0	0	0
6.05	Net value added	4.711.536	3.270.335	2.421.694
6.06	Received from third parties	1.139.791	616.549	11.227
6.06.01	Equity pick-Up	2.511	0	0
6.06.02	Financial income	1.136.844	616.216	11.035
6.06.03	Others	436	333	192
6.07	Added value to be distributed	5.851.327	3.886.884	2.432.921
6.08	Distribution of added value	5.851.327	3.886.884	2.432.921
6.08.01	Employees	2.159.302	1.320.205	969.480
6.08.01.01	Direct payment	1.775.268	1.073.520	814.043
6.08.01.02	Benefits	275.480	177.460	112.802
6.08.01.03	F.G.T.S.	108.554	69.225	42.635
6.08.01.04	Others	0	0	0
6.08.02	Taxes, Charges and Contribution	2.613.266	1.201.054	1.018.867
6.08.02.01	Federal	1.626.831	544.560	623.582
6.08.02.02	State	980.237	649.571	392.027
6.08.02.03	Municipal	6.198	6.923	3.258
6.08.03	Third parties capital remuneration	962.756	1.310.868	120.084
6.08.03.01	Interest	895.615	1.246.564	83.361
6.08.03.02	Rent	67.141	64.304	36.723
6.08.03.03	Others	0	0	0
6.08.04	Shareholders’ remuneration	116.003	54.757	324.490
6.08.04.01	Interest on shareholders’ equity	100.000	76.415	100.200
6.08.04.02	Dividends	0	0	0
6.08.04.03	Retained earnings/losses	20.427	(22.043)	221.107
6.08.04.04	Non-Controlling Shareholders	(4.424)	385	3.183
6.08.05	Others	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

1.              THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF — Brasil Foods S.A. (“BRF”), formerly known as Perdidão S/A., and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of in nature meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

•                  Frozen whole chicken and  chicken pieces, turkey, pork and  beef;

•                  Ham products, sausages, bologna, frankfurters and other smoked products;

•                  Hamburgers, breaded meat products, kibes and meatballs;

•                  Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;

•                  Milk, dairy products and desserts;

•                  Juices, soy milk and soy juices;

•                  Margarine; and

•                  Soy meal and refined soy flour, as well as animal feed.

Currently, the Company operates 41 meat processing plants, 15 milk and dairy products processing plants, 4 pasta processing plants, 1 dessert processing plant, 3 margarine processing plant and 3 soybean processing plant, all of them located near to Company’s raw material suppliers or to the main consumer centers. In the foreign market the Company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and one cheese processing plant in Argentina.

The wholly-owned subsidiary Plusfood Groep B.V. operates 3 meat processing plants, located in the United Kingdom, The Netherlands and Romania.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

a)         Interest in subsidiaries:

	Interest in equity (%)
	12.31.09	12.31.08

PSA Laboratório Veterinário Ltda.	10.00%	10.00%
Sino dos Alpes Alimentos Ltda.	99.99%	99.99%
PDF Participações Ltda.	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	0.01%	0.01%
Avipal S.A. Alimentos	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	10.00%	10.00%
Avipal Nordeste S.A. (f)	100.00%	100.00%
Avipal S.A. Construtura e Incorporadora (e)	100.00%	100.00%
Avipal Centro-oeste S.A. (e)	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	90.00%	90.00%
UP Alimentos Ltda.	50.00%	50.00%
Perdigão Trading S.A. (e)	100.00%	100.00%
PSA Laboratório Veterinário Ltda.	90.00%	90.00%
PDF Participações Ltda.	99.00%	99.00%
Perdigão Export Ltd. (e)	100.00%	100.00%
Crossban Holdings GmbH	100.00%	100.00%
Perdigão Europe Ltd	100.00%	100.00%
Perdigão International Ltd	100.00%	100.00%
BFF International Ltd	100.00%	100.00%
Highline International (e)	100.00%	100.00%
Perdigão UK Ltd	100.00%	100.00%
Perdigão France SARL	100.00%	100.00%
Perdigão Holland B.V.	100.00%	100.00%
Plusfood Group B.V.	100.00%	100.00%
Plusfood B.V.	100.00%	100.00%
Plusfood Magyaroszág KFT	—	100.00%
Plusfood Constanta SRL	100.00%	100.00%
Plusfood Finance UK Ltd	100.00%	100.00%
Fribo Foods Ltd	100.00%	100.00%
Plusfood France SARL	—	100.00%
Plusfood Iberia SL	100.00%	100.00%
Plusfood Italy SRL	67.00%	67.00%
Perdigão Nihon K.K.	100.00%	100.00%
Perdigão Ásia PTE Ltd	100.00%	100.00%
Perdigão Hungary	100.00%	100.00%
Plusfood UK Ltd	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (a)	100.00%	100.00%
Xamol Consul. Serv. Ltda (e)	100.00%	100.00%
HFF Participações S.A. (f)	100.00%	—
Sadia S.A.	33.15%	—
Sadia S.A.	66.85%	—
Sadia International Ltd.	100.00%	—
Sadia Uruguay S.A.	100.00%	—
Sadia Chile S.A.	60.00%	—
Sadia Alimentos S.A.	95.00%	—
Concórdia Foods Ltd.	100.00%	—
Sadia U. K. Ltd.	100.00%	—

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

Big Foods Ind. de Produtos Alimentícios Ltda.	100.00%	—
Rezende Marketing e Comunicações Ltda.	99.91%	—
Sadia Overseas Ltd.	100.00%	—
Sadia GmbH	100.00%	—
Wellax Food Logistics C.P.A.S.U. Lda.	100.00%	—
Sadia Foods GmbH.	100.00%	—
Qualy B. V. (a)	100.00%	—
Sadia Panamá S.A. (b)	—	—
Sadia Japan Ltd.	100.00%	—
Badi Ltd. (c)	80.00%	—
Investeast Ltd. (d)	—	—
Concórdia Ltd.	100.00%	—
Baumhardt Comércio e Participações Ltda.	73.94%	—
Excelsior Alimentos S.A.	25.10%	—
Excelsior Alimentos S.A.	46.01%	—
K&S Alimentos S.A.	49.00%	—
Sadia Industrial Ltda.	100.00%	—
Rezende Marketing e Comunicações Ltda.	0.09%	—

(a)              The wholly-owned subsidiary Acheron Beteiligung GmbH has 100 direct subsidiaries in Madeira Island, Portugal, which interest amounted to R$955; and the wholly-owned subsidiary Qualy B.V. has 48 subsidiaries in The Netherlands, which interest amounted to R$6,837, both subsidiaries were constituted to operate in the European market that is ruled by importation quotas for poultry and turkey meat and increase Company’s market participation.

(b)             Closed in September 2009.

(c)              20% divestiture in September 2009.

(d)             Divestiture in August 2009.

(e)              Dormant companies.

(f)                Companies in merger process (note 26).

The Company has an advanced distribution system, with 51 distribution centers reaching supermarkets, retail and wholesale markets, food service and other institutional clients in the domestic market and exports to more than 145 countries.

The name BRF deploys and adds value and reliability to several  trademarks among which the most important are: Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, besides licensed trademark such as Turma da Mônica. The wholly-owned subsidiary Sadia also  holds several trademarks and the major ones are: Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas e Wilson.

In April 2006, the Company was listed to the “New Market” of Corporate Governance.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

On August 7, 2009 at an extraordinary shareholders’ general meeting, the shareholders  approved that the shares issued by the Company should be traded on the São Paulo Stock Exchange (“BMF&BOVESPA”) — under the new ticker symbol BRFS3,  and on the New York Securities Exchange (“NYSE”) traded under the new ticker BRFS in replacement to the old tickers PRGA3 and PDA, respectivelly.

a)              Business Combination - Sadia

On July 8, 2009, at an extraordinary shareholders’ general meeting, BRF’ shareholders approved an increase in the Company’s capital share through the issuance of 37,637,557 common shares for R$39.40 (thirty nine reais and forty cents) price per share, all of which were subscribed by means of an exchange for 226,395,405 shares issued by HFF Participações S.A. (“HFF”).

On August 18, 2009, the merger of Sadia’s common and preferred shares was approved by BRF’ shareholders at an extraordinary shareholders’ general meeting, excluding the shares already indirectly ownedby the Company, through the issue of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, according to its economic value, in the amount of R$2,335,484, through the issuance of 59,390,963 new common registered shares with no par value issued by the Company for a R$39.32 (thirty nine reais and thirty two cents) price per share. From this date on Sadia became BRF’s wholly-owned subsidiary.

The Company recorded the abovementioned business combination based on the value of the net assets acquired on July 8, 2009, and the related preliminary goodwill of R$3,470,391 was determined as set forth below:

Total amount
Exchange shares amount	3,818,374
Additional business combination cost (*)	38,904
Business combination costs	3,857,278

Net assets acquired	386,887
Equivalent interest	100%
Net assets acquired	386,887
Goodwill	3,470,391

(*) The additional business combination costs correspond, mainly, to lawyers, audit and consulting fees and publications expenses.

The amount of net assets acquired and goodwill presented above changed by R$30,366 in the current quarter compared to the amounts previously disclosed in the third quarter ending September 30, 2009. Such change reflects management´s efforts to align the accounting policies between the Company and its wholly-owned

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

subsidiary  Sadia.  Due to the complexity concerning the accounting for business combinations and as allowed by the existing accounting rules, the goodwill amount can be modified during the measurement period (twelve-month period subsequent to the acquisition date). Within the measurement period, the Company should adjust retrospectively the preliminary amounts recognized on the acquisition date in order to reflect any information obtained related to facts and circumstances existing at the acquisition date, which if known at that time, could have affected the measurement of the recognized amounts.

As determined by Instruction n°247 issued on March 27, 1996 by the Brazilian Security Exchange Comission (“CVM”)  the goodwill was allocated between the  assets fair market value and the expected profitability and synergies of the acquired business based on a preliminarly appraisal report, as set forth below:

Total Amount

Fixed assets fair market value:
Land	393,892
Buildings	1,023,005
Machinery and equipment	647,585
Inventories fair market value	897
Expected profitability	1,405,012
Total goodwill from business combination	3,470,391

In the fouth quarter of 2009, the Company recorded in the statement of income the total realization of the goodwill component  related to the inventories fair market value in the amount of R$897, as well as the portion related to the depreciation of the fixed assets fair market value in the amount of R$32,583. Both goodwill adjustments were calculated since the acquisition date and the amount was recorded as other operating expenses (parent company) and in cost of goods sold (consolidated).

The business combination with Sadia is under consideration by the appreciation of the Administrative Council for Economic Defense (“CADE”). On July 7, 2009 the Company and Sadia’s Management signed the Agreement for the Preservation of the Operation Reversibility (“APRO”) which objective is to guarantee the reversibility of the operation until the final decision is granted by CADE, through measurements that allow the maintenance of competition during the evaluation of the competitive effects of the operation. The results of Sadia have been consolidated since the business combination.

On June 29, 2009, the European Communities Commission (the European antitrust authority) approved the transaction.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

On September 19, 2009, CADE authorized the coordination of external market activities of the companies related to the meat “in natura” operations. See note    26 — Subsequent events for more information on new transactions authorized by CADE.

In connection with Sadia business combination, the Company completed a primary offering with the issuance of 115,000,000 new shares plus additional allotment of 17,250,000 as described in note 17.

b)              Corporate reorganization

The Company went through a moment of significant changes in connection with its sustainable growth plan, which was launched in 2006, and which was based on several acquisitions of companies and new business developments.

As a result of these acquisitions, the Company has grown and diversified its business, increasing its market share in chicken and pork meats and entering into the milk, margarine and beef market.

A list of the acquired companies is set forth below:

		Acquisition
Company	Activity	Year	Status
Eleva Alimentos	Dairy / Meat	2008	Merged on 4.30.08
Cotochés	Dairy	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A.	Dairy	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged on 8.01.07
Ava Comércio e Represent.	Margarines	2007	Merged on 8.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 7.03.06

As part of the growth process, the Company went through a comprehensive corporate reorganization of its corporate structure and business, which focused on the company’s business sustainability through the simplification of its corporate structure and the reduction of its operational costs, taxes and financing costs, and a reorganization of its operational activities.

As a result of the reorganization process described above the following changes occurred during the year ended December 31, 2009:

a)         On March 9, 2009, the wholly-owned subsidiary Perdigão Agroindustrial S.A. was merged into the Company, as approved in the extraordinary shareholders’ meeting, the net assets merged was R$2,635,882.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

b)        On April 1, 2009, the Company and its wholly-owned subsidiary Sino dos Alpes signed a free lease agreement of the subsidiary’s plant.

c)         From July 1, 2009, the Company relinguished its right to share the control of UP! Alimentos Ltda., see note 10b.

c)              Divestiture of interest

On December 29, 2009, the International Finance Corporation (“IFC”) approved the sale of Sadia’s 60% interest in the joint venture Investeast Ltd., the parent company of Concórdia Ltd. (Russia), to its partner Fomanto Investments Ltd., as approved at an extraordinary shareholders´ general meeting held on August 18, 2009.

The agreed sale price was US$77,500, which US$37,500 was already received by the Company. The remaining amount of US$40,000 will be received in two installments of US$20,000 in April and October of 2010, plus interest of 15% per year, guaranteed by the pledge of the shares. The investment sale generated a gain of R$60,566 recorded as other operational expenses in the statement of income.

2.         BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s consolidated financial statements are presented in thousands of Brazilian Reais and were prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporation Law (Law nº 6,404/76, as amended), which includes the new provisions introduced, amended and revoked by the Law nº 11,638 dated December 28, 2007 and by the Law nº 11,941/09 dated May 27, 2009, as well as the regulations issued by the Brazilian Securities Exchange Commission (“CVM”), procedures, provisions and interpretations issued by the Accounting Pronouncements Committee and accounting standards issued by the Brazilian Institute of Independent Auditors (“IBRACON”).

The main objectives of Law nº 11,638/07 and 11,941/09 are to update the Brazilian corporate law in order to enable the convergence of accounting practices adopted in Brazil to the International Financial Accounting Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”), and to allow the CVM to issue new standards and procedures, based on IFRS.

The authorization for the completion of these financial statements was granted by management during the Board of Directors meeting of the Company and by management of its controlled management and held on February 26, 2010.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a)   Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly controlled subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation, including the unrealized profits due to the transactions between Companies and including the eliminations of their charges and taxes. The participation of non-controlling shareholders is recorded separately.

In the preparation of the consolidated financial statements management applied the provisions of CVM Deliberation nº 534/08, which approved on January 29, 2008 the technical pronouncement CPC 02, Effects of Change in Foreign Exchange Rates. According to this resolution, the following criteria must be applied to the consolidation of subsidiaries abroad:

•      Functional currency: financial statements of each wholly-owned subsidiary included in the consolidation must be prepared using the currency of the primary economic environment in which it operates. All foreign subsidiaries adopted the Brazilian Real as their functional currency except for Plusfood Groep B.V. and its subsidiaries whose functional currency is the Euro.

•      Investments: investments in subsidiaries are accounted for based on the equity pick up method.  The financial statements of foreign subsidiaries are translated into Brazilian Real according to its functional currency and according to the following criteria:

•      Assets and liabilities accounts are translated based on the closing exchange rate of the end of the year;

•      Statement of income accounts are translated based on the monthly average rate of each month.

The other investments are evaluated at acquisition cost less provision for losses, when applicable.

•      Exchange rate variation on investments: the gains or losses arising from exchange rate variation on investments in foreign subsidiaries, in the amount of R$257,870 on December 31, 2009 (R$214,323 on December 31, 2008) are recorded in the financial income and expenses account in the statement of income (see note 21). The exchange rate variation related to the interest on the wholly-owned subsidiary Plusfood Groep B.V. and its subsidiaries, which the functional currency is Euro, was recorded in the shareholders’ equity.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

According to CVM Instruction nº 408/04 the wholly-owned subsidiary Sadia consolidated the financial statement of the investment fund Concórdia Foreign Investment Fund Class A, in which currently it is the only corporate shareholder (restricted fund). The purpose of the investment fund is to concentrate the subsidiaries investment portfolio abroad allowing Sadia to outsource the administrative responsibilities.

The accounting practices were applied through all the consolidated companies and it is consistent with the ones adopted by the parent company.

b)   Cash and cash equivalents: include cash balances, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (see note 4). Cash investments, by its nature, are already measured at fair value through the statement of income.

c)   Marketable securities: are financial assets mainly represented by public and private fixed income securities (note 5). Its classification and registration is made based on the purposes for which it was acquired, as follows:

•      Held for trading - purchased for the purpose of sale or repurchase in short term, such assets are first booked at fair value and the related variations, as well as monetary and exchange rate variations, when applicable, are recorded directly in the statement of income as financial income or expenses;

•      Held to maturity - if the Company has the positive intent and ability to hold the investments to maturity, such assets shall be recorded at the acquisition cost and the interest and monetary variation, when applicable, are recognized in the statement of income, when incurred as financial income or expenses; and

•      Available for sale - includes all financial assets that do not qualify in the categories above. These assets are initially measured at fair value and changes in fair value are recorded to shareholders’ equity under equity evaluation adjustments net of tax, until it is not realized. Interest and monetary variation are recognized in the statement of income, when incurred, as financial income or expenses.

d)   Adjustment to present value: the Company and its subsidiaries measured the adjustments to present value on the outstanding balances of the following accounts: trade accounts receivable, other assets, trade accounts payable and other liabilities. Until March 31, 2009, the Company used the discount rate on the weighted average cost of capital (“WACC”), which reflected the Company’s best estimates of the concept of the value of money over time. However, in order to

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

improve the estimate, from June 30, 2009 the Company adopted the weighted average cost of financial funding (domestic and foreign markets) to measure the present value of assets and liabilities which correspond to a rate of 6.13% per year (WACC 10.6% per year on December 31, 2008). The effect of change in the rate resulted in an income of R$3,360. The wholly-owned subsidiary Sadia measured and recorded the adjustment to present value of customers on a rate based in each operation which corresponds to 4,5% per month and to suppliers used rates of 100% of CDI.

e)   Trade accounts receivable: recorded by the invoice amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on the risk analysis, which considers the estimated realization and takes into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not request collateral from its customers. In the event of default, efforts for collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not sufficient, legal action is considered, the accounts are reclassified to noncurrent accounts receivable and an allowance for doubtful accounts is recorded (see note 6).

f)    Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. The cost of finished goods comprises acquired raw materials, labor, production, freights and storage costs, which are related to the acquisition and inventory production. Provision for obsolescence, market value adjustments, deterioration and slow moving, are established when applicable. The regular production losses are recorded to cost of goods sold, while the abnormal losses, if any, are recorded as other operational expenses (see note 7).

g)   Property, Plant and Equipment: stated at cost of acquisition or construction. In accordance with CVM Deliberation nº 193/96 and CVM Release nº 01/07, the Company has capitalized interest incurred when financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates and depletion based on the actual utilization, and recorded to the statement of income (see note 11).

Breeding stock is recorded as fixed assets and its related costs are built during the formation period of approximately six months and comprise labor, feed and medication costs.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Laws nº 11,638/07 and 11,941/09 require that an impairment test to be made whenever there is indication of losses on fixed assets, no item should be recorded for an amount higher than the realizable value, either by sale or by usage. The Company performed its annual impairment test in October 2009 and did not identified items subject to adjustments.

As required by the CVM Deliberation nº 565/08, the Company reviewed and adjusted the criteria used to determining the estimated useful economic live and depreciation, depletion and amortization rate, recording the effect on December 2009 based on the registered fixed assets on January 1, 2009 (see note 11).

h)   Intangible: are non-monetary without physical substance, are separable and arise from contractual or other legal rights. The Company recorded in this group the goodwill based on the expectation of future profitability. The goodwill generated based on the expectation of future profitability was amortized over the extension and proportion of the expected results up to 10 (ten) years until December 31, 2008 and from January 01, 2009 it is no longer amortized, but should be tested for impairment, at least annually (see note 12).

The recoverability of the goodwill is evaluated annually on a consolidated basis, as this is the form used by the decision-maker to review the total assets of the Company.

As the result for the annual evaluations, it was not identified any provision for the goodwill.

i)    Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will generate benefits for more than one period. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (see note 13) and from January 1, 2009 capitalization of deferred charges is no longer allowed and existing expenses shall be tested for impairment whenever there is evidence of loss as determined by CVM Deliberation nº 527/07.

j)    Income taxes and contributions: in Brazil these are the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income in accordance with legislation and current tax rates (15% plus additional 10% to IRPJ and 9% to CSSL). Net operating tax losses can be compensated but is limited to 30% over taxable income — per year — and negative base in CSSL.

Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (see note 9).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Deferred taxes are represented by the income tax loss carry forwards and negative base of social contribution, as well as the impacts of temporary differences between tax and accounting books. Deferred income tax and social contribution assets and liabilities were recorded in current or noncurrent assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

k)   Provisions for contingencies: a provision is recognized when, based on the opinion of management’s internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable and can be reasonably estimated. The balances of provisions for contingencies are presented net of the judicial deposits related to the lawsuits (see note 16a).

l)    Leases: lease transactions that transfer substantially all the risks and rewards related to the ownership of an asset are classified as finance lease; otherwise it is classified as an operating lease.

Finance lease contracts are recognized as fixed assets with corresponding liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded as fixed assets are depreciated and the interests included in liabilities shall be charged as expenses during the contract period. Operating leases are recognized as an expense over the contract period (see note 15).

m)  Derivative financial liabilities measured at fair value: these instruments are actively trade on organized markets, and its fair value is determined based on market values at the closing date of the balance sheet. Initial measurement of these financial liabilities are made at its fair value, and they are classified as loans, with counterparts to financial income and expenses, or cash flow hedges, which are recorded in the shareholders’ equity by the amount net of tax effects.

Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and they must be: (i) highly correlated with regard to changes in its market value related to the market value of the item that is being protected, both at the beginning and over the life of the contract (effectiveness among 80% and 125%); (ii) must have identification documents of the transaction, the risk subjected to hedge, the risk management process and the methodology used in assessing the effectiveness; and (iii) considered effective in reducing the risk associated with exposure to be protected. Recording of hedges is in line CVM Deliberation nº 566/08, which permits the protection accounting methodology (“hedge

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

accounting”) and its effects on measurement of the shareholders’ equity fair value. The Company opted to apply this methodology for its hedge operations which met the criteria described above (see note 20 f).

n)   Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits granted to employees in accordance with the criteria set forth by CVM Deliberation nº 371/00. Actuarial gains and losses are recognized as income or expense based on the actuarial report.

The contributions made by the sponsors are recognized as expenses during the year (see note 24).

o)   Stock-based compensation: the wholly-owned subsidiary Sadia adopted CVM Deliberation nº 562/08 - stock-based payments, recording as expense, in linear base, the fair value of the granted options during the period requested by the plan. The options fair value is updated up to the date of the financial statements, based on market assumptions (see note 18).

p)    Determination of income: income and expenses are recognized based on the accrual basis of accounting.

q)   Revenue Recognition: the Company recognizes revenues when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when evidence of the sales transaction exists and when collectability is reasonably assured. Revenue is not recognized if there are significant uncertainties as to its realization.

Additionally, the Company and its subsidiaries have incentive programs, which are recorded as sales deductions or sales expenses, according to its nature. These programs include discounts to customers due to performance of sales based on volumes and for marketing actions in the sales channel.

r)    Management and employees profit sharing: employees are entitled to profit sharing when certain goals are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which the goal is achieved (see note 19).

s)   Shipping and handling costs: costs incurred related to goods not yet sold are recorded as prepaid expenses and recognized as selling expenses upon the actual delivery of the goods to the customer, and the recognition of revenue in the statement of income. The shipping and handling costs on December 31, 2009 amounted to R$1,483,816 (R$1,216,635 on December 31, 2008).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

t)    Advertising and sales promotion costs: are recognized when incurred and amounted to R$256,458 on December 31, 2009 (R$146,526 on December 31, 2008).

u)   Research and development (“R&D”): consist mainly of internal research and development of new products and is recognized in the statement of income when incurred. The total amount of R&D expenses on December 31, 2009 was R$17,389 (R$16,941 on December 31, 2008).

v)   Earnings per share: calculated based on common shares outstanding at the balance sheet date.

w)  Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.  Based on management’s analysis, the current provision for environmental costs is sufficient to cover these costs.

x)   Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco, Mato Grosso, Minas Gerais, São Paulo and Bahia and Federal District state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly to the statement of income under other operating income group. If the subsidies and tax incentives result in future obligations these are recognized based on the initial fair value and recognized in the statement of income when the obligations are accomplished in exchange for donation/subsidies receipts.

The wholly-owned subsidiary Sadia received a land donation located in the State of Pernanbuco, which fair value as of December 31, 2009 is R$4,139. The donation is linked to the construction of a production facility, jobs generation and economic and social development in the region. In compliance to the CVM Deliberation nº 555/08 the land fair value, obtained through evaluation with regional brokerages, was recorded in the fixed asset with counterpart to the noncurrent other obligations. The value of the land will be recorded in the statement of income when occurs the depreciation of the production facility.

y)   Translation of assets and liabilities in foreign currency: as mentioned in item (a) above, assets and liabilities balances of foreign subsidiaries are translated into Brazilian Reais based on the exchange rate used on the closing date of the balance sheets, and all statement of income accounts are translated based on average monthly rates.

The Brazilian Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	12.31.09	12.31.08
Final rates
U.S.Dollar (US$)	1.7412	2.3370
Euro (€)	2.5073	3.2382
Pound (£)	2.8241	3.4151

Average rates
U.S.Dollar (US$)	1.7503	2.3944
Euro (€)	2.5524	3.2317
Pound (£)	2.8416	3.5571

z)   Accounting estimates: in the preparation of the financial statements, the Company establishes certain estimates that affect values of the assets and liabilities in the balance sheet, and the values of revenues, costs and expenditures in the statement of income. Although these estimates are based on management’s best knowledge, the actual results can differ from the estimates. The Company reviews the assumptions adopted for its accounting estimates, at least quarterly.

aa) Comparability of explanatory notes: due to the incorporation of the wholly-owned subsidiary Perdigão Agroindustrial S.A on March 9, 2009 and in order to improve the presentation of the financial statements the Company promoted the expansion of the composition of some explanatory notes and reclassifications were made in these notes.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.   CASH AND CASH EQUIVALENTS

	Average	Parent Company		Consolidated
	rate p.y.	12.31.09	12.31.08	12.31.09	12.31.08
Cash and bank accounts
U.S. Dollar	—	—	—	46,256	—
Brazilian Reais	—	29,664	14,878	40,258	65,633
Euro	—	—	—	5,935	11,914
Others	—	—	—	1,175	898
		29,664	14,878	93,624	78,445
Highly liquid investments
In Brazilian Reais :
Exclusive fund	8.87%	8,718	3,700	8,718	44,900
		8,718	3,700	8,718	44,900

In U.S. Dollar :
Deposit account	0.05% to 0.24%	19,533	8,275	497,006	409,941
Time deposits	1.23%	141,923	2,735	1,198,662	559,738
Overnight	0.11%	23,596	—	100,230	140,431
		185,052	11,010	1,795,898	1,110,110

		223,434	29,588	1,898,240	1,233,455

The investments in foreign currency refer mainly to overnight and time deposit, and bear interest at a pre-fixed rate.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

5.   MARKETABLE SECURITIES

				Average
		WAMT		interest	Parent Company		Consolidated
	Maturity	(*)	Currency	rate p.y.%	12.31.09	12.31.08	12.31.09	12.31.08
Available for sale:

Bank deposit certificate	01/2010 a 05/2021	3.79	—	(** )	—	—	64,482	—
Funds	—	—	R$ and US$	(** )	—	—	203,077	—
Government securities	08/2011a 07/2014	3.19	US$	10.23%	—	—	59,077	82,297
Shares	—	—	R$	—	1,991	—	1,991	—
Brazilian treasury certificates	02/2020 a 03/2020	10.28	R$	12.00%	—	—	49,295	—
Brazilian treasury notes	01/2010 a 3/2014	3.32	R$	8.65%	—	—	215,090	—
					1,991	—	593,012	82,297

Trading securities:
Brazilian treasury notes	07/2013	3.74	R$	8.65%	100,390	—	100,390	—
Bank deposit certificate	03/2010 a 03/2014	0.89	R$	8.79%	517,487	42,010	2,154,592	660,144
					617,877	42,010	2,254,982	660,144

Held to maturity:
Capitalization equity	01/2010	0.09	R$	5.19%	27	263	27	263
Credit linked notes	12/2013	4.05	US$	4.75%	—	—	174,189	—
					27	263	174,216	263
Total					619,895	42,273	3,022,210	742,704

Total current					619,895	42,118	2,345,529	742,549
Total noncurrent					—	155	676,681	155

(*) Weighted average maturity term (years).

(**) See information below.

At December 31, 2009, the due date of the noncurrent marketable securities in the consolidated financial statements is set forth below:

Due Date	Consolidated
2011	90,598
2012	97,573
2013	204,836
2014	204,706
2015 onwards	78,968
Total	676,681

Bank deposit certificate (“CDB”) investments are denominated in Brazilian Reais and bear interest of 98% to 104% of the interbank deposit certificate (“CDI”). Of the total investments in CDB, R$39,000 were given as guarantee for U.S. dollar future contracts in the Future and Commodities Exchange (“BM&F”), see note 20k.

Brazilian treasury bonds investments are determined in US$ and bear interest at a weighted average pre and post fixed rates. The Brazilian treasury notes bear interest at the Special System for Settlement and Custody (“SELIC”).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The credit linked note is a structured operation with first class financial institution that bears regular interest (Libor + spread) and correspondent to a credit note that embraces the Company’s risk.

The foreign currency investment fund has structured operations with first class financial institutions based on the risk classification granted by specialized foreign rating agencies. The note bears regular interest (Libor + spread) and correspondent to a credit note that embraces Brazil and Sadia’s risks.

The investment fund portfolio in foreign currency is presented below:

Consolidated
12.31.09
Structured notes	48,970
Money market	1,931
Other assets	512
51,413

6.  TRADE ACCOUNTS RECEIVABLE

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Current
Domestic trade accounts receivable	715,715	286,954	1,149,557	695,281
Domestic related parties	19,789	—	9,317	—
Foreign trade accounts receivable	32,683	29,026	670,987	705,638
Foreign related parties	717,925	—	—	—
(-) Adjustment to present value	(2,363)	(4,449)	(6,277)	(11,793)
(-) Allowance for doubtful accounts	(19,013)	(3,237)	(36,247)	(11,080)
	1,464,736	308,294	1,787,337	1,378,046
Noncurrent
Domestic trade accounts receivable	32,166	6,203	42,707	29,175
Foreign trade accounts receivable	2,894	—	3,688	2,853
(-) Adjustment to present value	(1,155)	—	(1,155)	(347)
(-) Allowance for doubtful accounts	(23,418)	(2,874)	(32,432)	(20,103)
	10,487	3,329	12,808	11,578

The changes in the allowance for doubtful accounts are as follows:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Beginning balance	6,111	—	31,183	25,510
Exchange rate variation	(624)	—	(657)	—
Provisions	22,636	3,148	46,088	15,478
Increase due to business combination	—	7,757	9,100	7,252
Increase due to merger of subsidiary	24,116	—	—	—
Write-offs	(9,808)	(4,794)	(17,035)	(17,057)
Ending balance	42,431	6,111	68,679	31,183

The aging list of the accounts receivable is as follows:

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Current	1,470,037	265,239	1,655,334	975,180
Overdue:
01 to 60 days	9,269	34,632	137,940	288,171
61 to 120 days	1,761	12,255	11,895	116,925
121 to 180 days	1,512	3,290	7,861	19,129
181 to 360 days	3,533	564	16,831	5,356
Over 360 days	35,060	6,203	46,395	28,186
(-) Adjustment to present value	(3,518)	(4,449)	(7,432)	(12,140)
(-) Allowance for doubtful accounts	(42,431)	(6,111)	(68,679)	(31,183)
	1,475,223	311,623	1,800,145	1,389,624

Sadia also assigned receivables to a Credit Assignment Investment Fund (“FIDC”), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of December 31, 2009, the net equity of this fund was R$373,058, of which R$353,364 were represented by acquisitions of Sadia’s receivables on the domestic market, with a discounted cost equivalent to 106% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at December 31, 2009, represented R$74,611.

For the sale of local receivables, during the year ended December 31, 2009, the wholly-owned subsidiary Sadia received R$2,475,000 and incurred financial expenses in the amount of R$17,100.

For other local receivables, the wholly-owned subsidiary Sadia maintains a credit insurance policy that guarantees the collection of 90% of the uncollected amounts for customers, in case of default, the financial institutions purchasers of these securities are the beneficiaries.

No individual costumer was accountable for more than 5% of the total revenue of the year ended December 31, 2009.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

7.  INVENTORIES

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Finished goods	560,210	127,445	1,376,200	948,713
Goods for resale	2,834	—	15,961	2,317
Livestock for slaughtering	400,989	52,779	833,782	390,183
Work in process	55,804	11,870	120,432	41,082
Raw materials	145,496	32,144	496,831	116,457
Packing materials	34,711	13,300	90,359	51,817
Secondary materials	65,627	30,940	56,098	77,048
Warehouse	62,207	18,713	121,374	85,457
Goods in transit	3,568	—	11,356	—
Imports in transit	13,655	210	19,454	15,872
Advances to suppliers	2,026	5,668	37,679	7,821
(-) Allowance for inventories losses	(39,993)	(5,104)	(74,824)	(45,577)
(-) Allowance for obsolescence	(512)	(1,405)	(3,378)	(2,195)
	1,306,622	286,560	3,101,324	1,688,995

The fluctuation of inventories balances are primarily related to the merger of the wholly-owned subsidiary Perdigão Agroindustrial S.A. on March 9, 2009, in the amount of R$1,113,020 (parent company) and due to the business combination with Sadia (consolidated).

The changes in allowances for inventories losses and obsolescence are as follows:

Parent Company

				Write-
	12.31.08	Additions	Reversals	offs	12.31.09
Allowance for inventories losses	(5,104)	(34,889)	—	—	(39,993)
Allowance for obsolescence	(1,405)	(2,536)	—	3,429	(512)
	(6,509)	(37,425)	—	3,429	(40,505)

Consolidated

		Business			Write-
	12.31.08	combination	Additions	Reversals	offs	12.31.09

Allowance for inventories losses	(45,577)	(12,745)	(22,647)	6,145	—	(74,824)
Allowance for obsolescence	(2,195)	(3,004)	(2,681)	281	4,221	(3,378)
	(47,772)	(15,749)	(25,328)	6,426	4,221	(78,202)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

8.  RECOVERABLE TAXES

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
State ICMS (VAT)	167,899	70,096	602,069	203,149
Withholding income tax and social contribution	151,638	62,325	191,701	131,429
PIS and COFINS	386,332	315,100	623,037	358,990
Import duty	—	—	11,867	25,043
Excise tax	3,455	731	47,174	3,286
Others	482	—	6,987	1,930
(-) Allowance for losses	(21,694)	—	(82,835)	—
	688,112	448,252	1,400,000	723,827

Current	256,994	337,231	745,591	576,337
Noncurrent	431,118	111,021	654,409	147,490

a)  ICMS - Tax on distribution of goods and services (Value Added Tax - VAT):

Credits are generated by exports, reduced tax rates in domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or transfers to third parties.

In February 2007, the Company ensured in the Superior Court of Appeals (“STJ”) the maintenance of ICMS recoverable in the state of Rio de Janeiro, due to the difference in rates of R$30,187 already recorded and also the right to the monetary adjustments on such credits, with estimated as December 31, 2009 to be approximately R$41,110, not recorded in the financial statements. Management will only recognize the monetary adjustments upon realization.

The Company has R$21,230 of ICMS credit in the state of Mato Grosso do Sul and believes that the realization of such credit is doubtful and, therefore, recorded a provision within noncurrent assets.

The wholly-owned subsidiary Sadia has ICMS and IPI deemed credits in the state of Paraná, Santa Catarina, Minas Gerais e Rio Grande do Sul. Based on Company’s management estimate, considering the probability of realization of these credits, a provision for losses was recorded in the amount R$48,010 for ICMS credits and R$8,666 for IPI deemed credits.

b)  Withholding Income tax and social contribution:

Correspond to withholding taxes on investments and on interest on shareholder’s equity received by the parent company as well as anticipation of income tax and

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

social contribution as required by Brazilian tax laws, realizable when offset against federal taxes payable.

c)  PIS / COFINS:

PIS and COFINS (Federal Taxes to Fund Social Programs) recoverable primarily resulted from raw materials acquisitions used in exported products or products sold at a 0% tax rate (such as UHT milk and pasteurized milk) and sales in free tax zone of Manaus. The utilization of these credits can be made by compensation of taxable sales in the domestic market, with other federal taxes or reimbursement.

For the PIS and COFINS credits, the Company is taking judicial measures trying to accelerate the reimbursement process, which are currently under inspection. The Company obtained authorization to receive R$35,005. In addition, the Company has used these credits to offset other tax liabilities permitted by law.

The Company’s management has been analyzing alternatives that would allow the use of the credits and there is no expectation of losses on the realization of those credits.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

9.  INCOME TAX AND SOCIAL CONTRIBUTION

a)              Deferred income tax and social contribution composition:

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Ativo:
Tax losses carry forwards (IRPJ)	127,431	105,664	564,669	200,575
Negative calculation base (CSLL)	47,660	38,081	209,761	71,736
Temporary differences:
Provisions for contingencies	49,292	36,990	90,484	64,222
Provision for doubtful accounts	3,219	5,235	9,144	6,899
Provision for attorney’s fees	4,608	2,882	9,804	3,390
Provision for tax credits realization	14,587	8,268	61,065	8,268
Employees’ profit sharing	640	3,522	17,407	4,930
Allowance for inventories	13,771	1,921	14,217	10,029
Provision for freight and sales commissions	6,601	1,537	6,601	1,537
Employees’ benefits plan	—	—	34,072	—
Amortization of fair value of business combination	11,481	10,636	17,521	10,636
Provision for contractual indenmity	—	—	3,552	17,275
Unrealized losses on derivatives	—	—	—	17,308
Unrealized losses on inventories	—	—	4,765	13,912
Adjustments relating to the transition tax regime	39,041	4,777	40,178	20,764
Other temporary differences	23,333	1,078	34,588	3,545
	341,664	220,591	1,117,828	455,026

Current assets	100,476	6,660	173,834	128,194
Noncurrent assets	241,188	213,931	943,994	326,832

	Parent company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Liabilities:
Tax losses carry forwards (IRPJ)
Depreciation on rural activities	517	44,889	94,206	64,163
Adjustments relating to the transition tax regime	105,956	933	171,954	4,365
Unrealized gains on derivatives	7,564	3,360	7,564	3,360
Other temporary exclusions	3,206	1,325	4,234	1,434
	117,243	50,507	277,958	73,322

Current liabilities	8,201	932	20,562	932
Noncurrent liabilities	109,042	49,575	257,396	72,390

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

b)              Estimated time of realization:

The Company’s management considers that the deferred tax assets arising from temporary differences will be realized on the final outcome of the contingences and at the payment of the projected obligations for the employees’ benefits. The deferred tax assets originated from net operating losses and negative basis of social contribution are expected to be realized as set forth below:

Year	Consolidated
2010	50,596
2011	60,737
2012	70,683
2013	85,206
2014	95,922
2015 onwards	411,286
774,430

c)              Income:

	Parent company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Income (loss) before taxes and participations	120,101	(54,117)	334,011	(183,686)
Nominal tax rate	34%	34%	34%	34%
Tax expense (income) at nominal rate	(40,834)	18,400	(113,564)	62,453
Adjustment of taxes and contributions on:
Statutory profit sharing	4,315	4,149	6,384	4,895
Interest on shareholders’ equity	19,342	25,981	34,001	27,749
Equity pick-up	72,919	90,543	854	—
Tax incentives	194	—	199	845
Donations and subsidies for investments	—	—	7,952	—
Losses with financial operations	—	—	(916)	—
Non-deductible employees’ profit sharing	(4,518)	—	(4,530)	—
Stock option plan	—	—	1,465	—
Exchange rate on investments abroad	(55,104)	—	(97,417)	72,870
Transfer pricing adjustment	(1,457)	—	(17,604)	—
Hedge accounting adjustments	2,441	2,449	2,441	—
Goodwill adjustments	—	4,006	—	(14,761)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	123,140	100,967
Write-off of deferred income and social contribution tax assets	—	—	(132,036)	—
Other adjustments	(6,567)	(1,771)	(7,618)	317
	(9,269)	143,757	(197,249)	255,335

Current income tax	(32,383)	(19,835)	(655,415)	(43,335)
Deferred income tax	23,114	163,592	458,166	298,670

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The taxable income, current and deferred income tax from subsidiaries abroad is presented below:

	Consolidated
	12.31.09	12.31.08
Taxable income from foreign subsidiaries	135,341	191,569
Current income taxes of subsidiaries abroad	(4,293)	35,568
Deferred income taxes of subsidiaries abroad	7,592	—

Due to the merger of Perdigão Agroindustrial S.A., on March 9, 2009, the Company recorded a loss of R$132,036 related to deferred tax assets (net operating losses and negative base of social contribution).

The Brazilian tax returns are subject to tax authorities reviews during five years after the date of the tax return filing.  The Company might have to pay additional tax, fine and interest due to these reviews. The subsidiaries results located abroad are taxable according to the countries’ local levy and tax rules.

10. INVESTMENTS

a)         Rollforward interest in subsidiaries — Parent company

		PSA
	Perdigão	Labor.	PDF	Perdigão	UP!	HFF		Avipal
	Agroindustrial	Veter.	Participações	Trading	Alimentos	Participações	Sadia	Nordeste
	S.A.	Ltda.	Ltda.	S.A.	Ltda.	S.A.	S.A.	S.A.
a) Interest on 12.31.09
Interest (%)	—	10.00%	1.00%	100.00%	50.00%	100.00%	66.85%	100.00%
Total shares and quotas	—	100	1,000	100,000	1,000	1,482,889,902	683,000,000	66,075,100
Shares and quotas owned	—	10	10	100,000	500	1,482,889,902	456,604,597	66,075,100

b) Subsidiaries information on 12.31.09
Capital	—	—	—	100	1	128,243	4,260,000	1,793,441
Shareholders’ equity	—	4,070	—	1,170	8,009	233,357	661,367	1,767,156
Income of the year	—	2,991	—	1,593	6,109	96,660	313,463	19,380

c) Investments on 12.31.09
Interest on 12.31.08	2,857,666	108	—	—	—	—	—	—
Equity	(275,307)	299	—	1,594	3,054	96,660	209,559	26,714
Gain/Losses on exchange rate variation	—	—	—	—	—	—	—	—
Equity Valuation Adjustments	—	—	—	—	—	8,455	17,052	—
Capital	—	—	—	—	—	—	2,260,000	1,727,366
Business Combination	—	—	—	(424)	6,405	128,242	258,645	13,076
Interest on Company Capital	—	—	—	—	(5,456)	—	(43,113)	—
Merged net equity - split off	—	—	—	—	—	—	—	—
Merger	(2,582,359)	—	—	—	—	—	—	—
Balance as of 12.31.09	—	407	—	1,170	4,003	233,357	2,702,143	1,767,156

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

		Avipal	Avipal	Establec.	Crossban	Perdigão
	Avipal S.A.	Centro-Oeste	Construtora	Levino	Holdings	Export	TOTAL
	Alimentos	S.A.	S.A.	Zaccardy	GmbH	Ltd.	12.31.09	12.31.09
a) Interest on 12.31.09
Interest (%)	100.00%	100.00%	100.00%	90.00%	100.00%	100.00%
Total shares and quotas	10,177,028	7,465,073	1,000	100	1	10,000
Shares and quotas owned	10,177,028	7,465,073	1,000	90	1	10,000

b) Subsidiaries information on 09.30.09
Capital	28,612	5,972	445	915	4,757	17
Shareholders’ equity	23,830	261	49	260	905,912	—
Income of the year	(756)	11	(32)	218	124,016	—

c) Investments on 12.31.09
Interest on 12.31.08	—	—	—	—	—	—	2,857,774	1,939,241
Equity	(171)	2	(32)	511	151,583	—	214,466	229,553
Gain/Losses on exchange rate variation	—	—	—	390	(162,458)	—	(162,068)	—
Equity Valuation Adjustments	—	—	—	—	(7,108)	—	18,399	(33,607)
Capital	—	—	—	—	—	—	3,987,366	—
Business Combination	24,001	259	81	(667)	928,413	—	1,358,031	3,597
Interest on Company Capital	—	—	—	—	—	—	(48,569)	—
Merged net equity - split off	—	—	—	—	—	—	—	(38)
Merger	—	—	—	—	—	—	(2,582,359)	719,028
Balance as of 12.31.09	23,830	261	49	234	910,430	—	5,643,040	2,857,774

b) Investments breakdown

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Investments in direct subsidiaries and related company	5,643,040	2,857,774	16,138	—
Goodwill from business combination (note 1b)	3,470,391	—	—	—
Amortization of the assets fair value from business combination	(33,768)	—	—	—
Advances for future capital increase	20,577	—	—	—
Other investments	835	577	1,062	1,028
	9,101,075	2,858,351	17,200	1,028

On June 30, 2009, the Company and Unilever Brasil, quotaholders of UP! Alimentos Ltda. (“UP”) entered into an amendment to the quotaholders agreement. Quotaholders agreed to amend certain governance rules of the partnership, resulting in Unilever Brasil obtaining additional rights and obligations. Thus, despite of the fact that the Company maintained an interest of 50% in UP, it no longer has joint control of the investee and as a consequence started to measure the investment under the equity method accounting abandoning proportional consolidation method. The consolidated balances presented for the year ended on December 31, 2008 include the balances of the investee.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

11. PROPERTY, PLANT AND EQUIPMENT

Parent Company

	12.31.09					12.31.08
	Annual weighted			Deliberation
	average deprec.		Accumulated	CVM No.565/08
	rate (%)	Cost	Depreciation	adjustment	Balance	Balance

Lands	—	157,516	—	—	157,516	47,260
Buildings and improvements	3.00	1,474,872	(454,128)	18,482	1,039,226	161,812
Machinery and equipment	7.00	2,126,782	(1,016,535)	79,370	1,189,617	216,040
Installations	4.00	240,787	(95,999)	12,067	156,855	48,214
Furniture	6.00	40,470	(19,351)	1,492	22,611	5,742
Vehicles	14.00	19,731	(11,758)	1,111	9,084	749
Forests and reforestations	3.00	82,700	(20,529)	—	62,171	8,415
Breeding stock (*)	—	194,755	(41,301)	—	153,454	29,850
Other	—	3,812	(758)	—	3,054	4,960
Construction in progress	—	247,121	—	—	247,121	94,504
Advances to suppliers	—	3,930	—	—	3,930	24,910
		4,592,476	(1,660,359)	112,522	3,044,639	642,456

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

Consolidated

	12.31.09					12.31.08
	Annual weighted			Deliberation
	average deprec.			CVM No.565/08
	rate (%)	Cost	Depreciation	adjustment	Balance	Balance

Lands	—	674,496	—	—	674,496	166,866
Buildings and improvements	3.19	4,381,906	(987,215)	33,569	3,428,260	975,628
Machinery and equipment	7.43	5,078,217	(1,984,615)	142,222	3,235,824	1,097,089
Installations	4.86	1,234,478	(350,974)	35,567	919,071	145,497
Furniture	7.53	78,550	(40,463)	1,797	39,884	22,563
Vehicles and airplanes	18.17	32,929	(18,529)	1,267	15,667	9,890
Forests and reforestations	1.83	139,556	(25,410)	—	114,146	53,588
Breeding stock (*)	—	491,342	(100,150)	—	391,192	158,846
Other	—	7,330	(3,705)	3,360	6,985	7,532
Construction in progress	—	424,784	—	—	424,784	250,489
Advances to suppliers	—	24,681	—	—	24,681	30,470
		12,568,269	(3,511,061)	217,782	9,274,990	2,918,458

(*)Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The fixed assets costs rollforward is as set forth below:

Consolidated

			Fair market
		Additions due	value from					Exchange
	Balance as	to business	business					rate	Balance as
	of 12.31.08	combination	combination	Additions	Leases	Disposals(b)	Transfers	variation	of 12.31.09
Lands	166,866	123,071	392,623	36	—	(8,353)	411	(158)	674,496
Buildings and improvements	1,404,537	1,758,241	1,022,005	8,823	—	(55,096)	251,242	(7,846)	4,381,906
Machinery and equipment	2,091,183	2,150,573	491,223	32,072	7,886	(116,730)	439,380	(17,370)	5,078,217
Installations	242,179	922,366	156,170	2,831	—	(194,654)	115,044	(9,458)	1,234,478
Furniture	47,348	28,374	(188)	1,407	—	(5,564)	9,544	(2,371)	78,550
Vehicles and airplanes	22,092	13,456	(218)	913	—	(3,364)	886	(836)	32,929
Forests and reforestations	70,304	50,446	—	4,717	—	(1,607)	15,696	—	139,556
Others	10,786	2,903	2,862	235	—	(2,101)	(7,150)	(205)	7,330
Breeding stock	199,258	742,265	—	275,555	—	(727,220)	1,484	—	491,342
Construction in progress (a)	250,489	475,654	5	609,293	—	(218)	(906,686)	(3,753)	424,784
Advances to suppliers	30,470	37,446	—	(23,740)	—	(17,715)	(1,028)	(752)	24,681
	4,535,512	6,304,795	2,064,482	912,142	7,886	(1,132,622)	(81,177)	(42,749)	12,568,269

(a) Refers mainly  to: (i) construction site for the expansion of distributions center, located in São Paulo started in July, 2008 (R$24); (ii) expenses related to construction of the agroindustrial complex in Bom Conselho, State of Pernambuco, specially developed for dairy processing and meat industrialization, as well as an distribution center, started in October, 2007 (R$73); (iii)  expansion of Três de Maio plant (R$26); (iv) expansion of Lajeado plant capacity for hogs slaughtering (R$28); (v) automation of Capinzal plant cutting room (R$28) and; (vi)  In Sadia the construction in progress is represented by: expansion projects and optimization of industrial sites, mainly in Lucas do Rio Verde plant (R$176,034).

(b) The disposals refer primarily to: (i) R$40,217 sale of farms; (ii) R$102,009 damaged assets due to the fire in the Rio Verde plant; and (iii) R$214,232 disposals of breeding stock in the parent company and R$541,022 in Sadia.

During the period ended December 31, 2009 the Company capitalized interests in the amount of R$56,674 (R$13,866 on December 31, 2008) related to constructions in progress.

On August 28, 2009, Sadia’s Board of Directors approved the sale of 1,488 popular houses, located in Lucas do Rio Verde, with book value of R$44,532 which were transferred from fixed assets to held for sale assets. Management does not expect to register any losses with disposals.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

12. INTANGIBLE

The intangible balance is comprised of the following items:

	Parent Company
	12.31.09	12.31.08
Software	11,444	—
Goodwill - Eleva Alimentos	1,273,325	1,273,324
Goodwill - Batávia	133,163	133,163
Goodwill - Ava (margarine business)	49,368	—
Goodwill - Cotochés	39,590	39,590
Goodwill - Paraíso Agroindustrial	16,751	—
Goodwill - Perdigão Mato Grosso	7,636	7,636
Goodwill - Incubatório Paraíso	656	—
	1,531,933	1,453,713

	Consolidated
	12.31.09	12.31.08
Software	76,845	—
Goodwill - Sadia	1,405,012	—
Goodwill - Eleva Alimentos	1,273,324	1,273,324
Goodwill - Batávia	133,163	133,163
Goodwill - Ava (margarine business)	49,368	49,368
Goodwill - Cotochés	39,590	39,590
Goodwill - Avicola Industrial Buriti Alegre Ltda. (*)	35,311	—
Goodwill - Big Foods Industria de Produtos Alimentícios Ltda. (*)	24,096	—
Goodwill - Paraíso Agroindustrial	16,751	16,751
Goodwill - Plusfood	16,413	21,194
Goodwill - Empresa Matogrossense de Alimentos Ltda. (*)	8,054	—
Goodwill - Excelsior Alimentos S.A. (*)	8,051	—
Goodwill - Perdigão Mato Grosso	7,636	7,636
Goodwill - Sino dos Alpes	4,050	4,050
Goodwill - Incubatório Paraíso	656	656
	3,098,320	1,545,732

(*) Goodwill from business combination with Sadia.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The rollforward in the consolidated intangible is presented below:

	Balance as	Business					Exchange	Balance as
	of 12.31.08	combination	Additions	Amortization	Transfers	Disposals	rate variation	of 12.31.09
Softwares	—	57,850	6,370	(328)	13,085	(132)	—	76,845
Goodwill - Sadia (note 1b)	—	1,405,012	—	—	—	—	—	1,405,012
Goodwill - Eleva Alimentos	1,273,324	—	—	—	—	—	—	1,273,324
Goodwill - Batávia	133,163	—	—	—	—	—	—	133,163
Goodwill - Ava (margarine business)	49,368	—	—	—	—	—	—	49,368
Goodwill - Cotochés	39,590	—	—	—	—	—	—	39,590
Goodwill - Avicola Industrial Buriti Alegre Ltda. (*)	—	35,311	—	—	—	—	—	35,311
Goodwill - Big Foods Ind. de Produtos Alim. Ltda. (*)	—	24,096	—	—	—	—	—	24,096
Goodwill - Paraíso Agroindustrial	16,751	—	—	—	—	—	—	16,751
Goodwill - Plusfood	21,194	—	—	—	—	—	(4,781)	16,413
Goodwill - Empresa Matogrossense de Alim.Ltda. (*)	—	8,054	—	—	—	—	—	8,054
Goodwill - Excelsior Alimentos S.A. (*)	—	8,051	—	—	—	—	—	8,051
Goodwill - Perdigão Mato Grosso	7,636	—	—	—	—	—	—	7,636
Goodwill - Sino dos Alpes	4,050	—	—	—	—	—	—	4,050
Goodwill - Incubatório Paraíso	656	—	—	—	—	—	—	656
	1,545,732	1,538,374	6,370	(328)	13,085	(132)	(4,781)	3,098,320

(*) Goodwill from business combination with Sadia.

The total goodwill presented above is based on the expectation of future profitability, supported by reports issued by experts. Amortization is not allowed since January 1, 2009. However, it must be tested for impairment according to the CVM Deliberation n°527/07, at least annually. Based on the Company’s analysis held on October, 2009, there is no impairment adjustment to be recorded.

13.       DEFERRED CHARGES

Parent Company

	Annual weighted
	average amort. rate (%)	12.31.09			12.31.08
		Cost	Amortization	Balance	Balance
Pre-operating expenses	16	125,740	(52,170)	73,570	170
Software development	20	75,213	(24,052)	51,161	9,799
Reorganization expenses	20	45,875	(37,066)	8,809	1,684
		246,828	(113,288)	133,540	11,653

The increase in the deferred charges balance is related to the merger of Perdigão Agroindustrial S.A. on March 9, 2009.

Consolidated

	Annual weighted average amort. rate (%)	12.31.09				12.31.08
		Cost	Business combination	Amortization	Balance	Balance
Pre-operating expenses (a)	17	144,391	79,341	(91,507)	132,225	87,357
Software development (b)	20	78,662	—	(24,932)	53,730	66,715
Reorganization expenses (c)	20	45,875	28,654	(58,544)	15,985	17,980
		268,928	107,995	(174,983)	201,940	172,052

(a) Refers substantially to the projects related to Mineiros, Bom Conselho and Lucas of Rio Verde plants.

(b) Refers substantially to the projects related to the adequacy of the systems and controls in the acquired Companies.

(c) The reorganization expenses related to the deployment of the Sadia’ service center in the city of Curitiba.

The increase in the consolidated deferred charges balance is related to the business combination with the Sadia.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

14. SHORT AND LONG-TERM DEBT

Parent Company

	Charges	Weighted average	WATM
	(% p.y.)	rate (p.y.)	(*)	Current	Noncurrent	12.31.09	12.31.08
Local currency (R$)
Rural credit	6.75% (6.75% on 12.31.08)	6.75% (6.75% on 12.31.08)	0.4	399,470	—	399,470	78,542
						—
Working capital	(TJLP / TAXA FIXA / TR / CDI) + 4.22%	10%	2.3	90,501	526,220	616,721	—

FINEM - BNDES	TJLP + 2.55% (TJLP + 2.18% on 12.31.08)	8.55% (8.42% on 12.31.08)	2.5	147,910	441,393	589,303	167,865

Debentures - BNDES	TJLP + 6.00%	12%	0.4	2,089	—	2,089	—

Tax incentive and others	(TJLP / TAXA FIXA / IGPM / TR / CDI) + 5.49% (7.65% on 12.31.08)	9.67% (12.03% on 12.31.08)	1.5	48,508	23,751	72,259	277,273

Net derivatives balance	%CDI vs TR	%CDI vs TR	0.6	—	—	—	78
Total local currency				688,478	991,364	1,679,842	523,758

Foreign currency
Advances on export contracts	5.29% + e.r.(US$) (4.04% + e.r.(US$) on 12.31.08)	5.29% + e.r. (US$) (4.04% + e.r. (US$) on 12.31.08)	0.3	53,432	—	53,432	202,594

Credit lines	5.51% + e.r. (US$ and other currencies) (5.55% + e.r. (US$ and other currencies) on 12.31.08)	5.51% + e.r. (US$ and other currencies) (4.46% + e.r. (US$ and other currencies) on 12.31.08)	1.0	73,391	59,676	133,067	233,000

Pre-export facilities	LIBOR / Fixed rate CDI + 2.07% + e.r.(US$) (LIBOR + 2.45% + e.r.(US$) on 12.31.08)	2.5% + e.r.(US$) (4.26% + e.r.(US$))	2.5	191,044	861,138	1,052,182	620,220

FINEM - BNDES	UMBNDES + 2.49% + e.r. (US$ and other currencies) (UMBNDES + 2.40% + e.r. (US$ and other currencies) on 12.31.08)	6.74% + e.r. (US$ and other currencies) (6.85% + e.r. (US$ and other currencies) on 12.31.08)	2.5	17,935	52,800	70,735	23,088

Net derivatives balance	%CDI vs e.r. (US$ and other currencies) pre-fixed rate / LIBOR	—	2.1	62,222	—	62,222	(2,995)
Total foreign currency				398,024	973,614	1,371,638	1,075,907
Total debt				1,086,502	1,964,978	3,051,480	1,599,665

(*) Weighted average term maturity (years).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Consolidated

	Charges	Weighted average	WATM
	(% p.y.)	rate (p.y.)	(*)	Current	Noncurrent	12.31.09	12.31.08
Local currency (R$)
Rural credit	6.75% (6.75% on 12.31.08)	6.75% (6.75% on 12.31.08)	0.4	847,799	—	847,799	220,272

Working capital	TJLP / FIXED RATE / TR / CDI+4.76%	10.31%	2.2	112,772	555,387	668,159	—

FINEM - BNDES	TJLP + 2.55% (TJLP + 2.35% on 12.31.08)	8.55% (8.59% on 12.31.08)	2.5	391,057	1,195,601	1,586,658	538,252

Debenture - BNDES	TJLP + 6.00% (TJLP + 6.00% on 12.31.08)	12.00% (12.25% on 12.31.08)	0.4	2,089	—	2,089	6,261

Tax incentive and others	TJLP/FIXED RATE/IGPM/TR/CDI/ URBT01) + 6.92% (TJLP/FIXED RATE/IGPM/TR/CDI/ URBT01) + 5.15% on 12.31.08)	9.70% (11.26% on 12.31.08)	1.5	559,928	553,752	1,113,680	463,284

Net derivatives balance (note 20 b)	%CDI vs TR	%CDI vs TR	—	—	—	—	78

Total local currency				1,913,645	2,304,740	4,218,385	1,228,147

Foreign currency
Advances on export contracts	5.29% +e.r. (US$) (6.06% +e.r. (US$) on 12.31.08)	5.29% +e.r. (US$) (6.06% +e.r. (US$) on 12.31.08)	0.3	53,432	—	53,432	443,674

Working capital	EURIBOR +1.20%	0.41%+e.r. (US$) (6.66%+ e.r. US$)	1.0	—	—	—	49,605

Bonds	6.88%	6.88%	7.7	2,993	435,300	438,293	—

Receivables (**)	—	—	—	36,386	—	36,386	—

Credit lines	LIBOR+2.56% /FIXED RATE (LIBOR+2.47% on 12.31.08) +e.r. (US$ and other currencies)	3.26% (4.46% on 12.31.08) +e.r. (US$ and other currencies)	2.3	593,621	2,020,143	2,613,764	1,871,663

Pre-export facilities	LIBOR / FIXED RATE/ CDI +2.07% (LIBOR / FIXED RATE / CDI +3.17% on 12.31.08)+ e r.(US$)	2.50% (4.98% on 12.31.08) +e.r.(US$)	2.5	191,542	930,786	1,122,328	1,622,325

FINEM - BNDES	UMBNDES + 2.49% ( UMBNDES +2.71% on 12.31.08) +e.r. (US$ and other currencies)	6.74% (6.97% on 12.31.08) +e.r. (US$and other currencies)	4.5	62,344	193,396	255,740	83,261

Others	—	—	—	280	—	280	—

Net derivatives balance	%CDI vs e.r.(US$ and other currecies)	—	1.9	59,502	—	59,502	67,423

Total foreign currency				1,000,100	3,579,625	4,579,725	4,137,951
Total debt				2,913,745	5,884,365	8,798,110	5,366,098

(*) Weighted average term maturity (years).

(**) Receivables advanced from discount operations, without the bearing interests.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

a)              Rural credit financing:

The Company and its subsidiaries entered into short-term rural credit loans with several commercial banks, under a Brazilian federal government program that offers an incentive to investments in rural activities. The proceeds from these loans are used for working capital.

b)             Working Capital:

The Company has an Export Credit Note (“NCE”) in Reais indexed by a percentage of CDI. The maturity date of both interest and principal is between 2010 and 2011. The Company also has NCE in Reais indexed by the referential rate (“TR”) and its maturity date is in the end of 2011.

c)              Banco Nacional de Desenvolvimento Econômico e Social (BNDES - FINEM) Facilities:

The Company and its subsidiaries have a number of outstanding obligations with BNDES. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of its production facilities. Principal and interest on the FINEM loans are payable monthly, with final maturity dates from 2009 to 2015, and are guaranteed by the Company’s equipment, facilities and mortgages. The loans are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, which reflects the daily exchange rate fluctuations of the currencies in that basket.

d)             Debentures:

From June 30, 1998 to November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1 (one Real), with redemption period from June 15, 2001 to June 15, 2010; as of December 31, 2009, 80,271debentures had been redeemed. The debentures are payable every six months, with maturity dates to June 2010. The debentures are denominated in Reais and were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities.

e)              Tax incentives and others:

Principally credit facilities offered under state tax incentive programs (“ICMS”) to promote technological research, to finance exports machinery, equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2025, interest rates are subsidized and no collateral was requested by the lenders.

f)                ACC’s and ACE’s:

These advances on export contracts (“ACC’s) are liabilities with commercial banks, the principal is payable through the exports of products, in accordance with the shipments, and which interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

documents to the funding banks, these liabilities are denominated advances on exchange contracts delivered (“ACE’s”) and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACC’s due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in US$.

g)             Trade-related facilities:

The subsidiaries Perdigão International Ltd and Plusfood Groep B.V. have several trade-related facilities denominated in US$, with maturity dates up to 2013 with principal payable in one payment at the end of the contract and interest payable each semester and annually. Perdigão International’s trade-related facilities bear interest at LIBOR (semiannual and annual) plus a margin and they have the endorsement of the Company. Perdigão International Ltd and Plusfood Groep B.V. use these net proceeds to import products and for other working capital needs.

h)             Working Capital in US$:

The Company and its subsidiaries use the Export Credit Note as a working capital line. They are denominated in US$ and can be short or long term with several maturity dates and amortization.

i)                 Pre-export facilities:

The Company and its subsidiaries had several pre-export facility agreements with several commercial banks, denominated in US$, and maturities up to 2013. The pre-export facilities bear interest at three and six month LIBOR plus a margin, with several amortizations over the period of the operation and interest payable in accordance with the LIBOR period. Under each of these facilities, Company receives a loan from one or more lenders relating to exports of products to customers abroad. The exported products guarantee the facilities.

j)                 BNDES EXIM:

The Company and its wholly-owned subsidiary have some credit facilities offered by the BNDES for financing exportation with several commercial banks acting as intermediate. Such financings are indexed to long term interest rate (“TJLP”) + spread BNDES + spread intermediate bank. The liquidation occurs in local currency without risk associated with the exchange rate variation.

k)              Bonds:

Resources obtained by Sadia in the foreign market through the issuance of bonds, with maturity date in 2017, bearing interest of 6.88% per year, guaranteed by collateral signature.

The maturity for loans and financing is as follows:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Parent Company	Consolidated
2010	1,086,502	2,913,745
2011	718,361	1,762,737
2012	891,433	2,218,423
2013	304,408	918,635
2014	37,957	186,950
2015 to 2044	12,819	797,620
	3,051,480	8,798,110

a)              Guarantees:

	Parent	Consolidated
Total Debt	3,051,480	8,798,110
Mortgages guarantees:	675,979	2,042,837
Related to FINEM-BNDES	659,141	1,852,174
Vinculado ao FNE-BNB	—	165,529
Related to tax incentives and other	16,838	25,134
Statutory lien guarantees on assets purchased on financing:	17,769	20,183
Related to FINEM-BNDES	17,676	19,217
Related to FINAME-BNDES	—	858
Related to tax incentives and other	93	108

b)              Commitments:

In the normal course of business, the Company enters into certain contracts with third parties for the purpose to acquire raw materials, especially corn, soybean and hogs. On December 31, 2009, firm commitments under these agreements, amounted to R$495,095 (parent company) and R$1,809,320 in the consolidated (On December 31, 2008 R$853,772 (parent company) and R$865,159 (consolidated)).

The disbursement schedule of such commitments is set forth below:

Year	Consolidated
2010	496,833
2011	200,934
2012	161,848
2013	108,458
2014 on forward	841,247
1,809,320

c)              Covenants:

The Company has export prepayment loans agreements in foreign currency that have financial covenants, if the Company is not in compliance which those covenants, the maturity dates of these loans can be accelerated. On December 31, 2009, the Company achieved all the entire index that is subject in the financing contracts.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Restrictive covenants (indicators to be achieved)	Rates achieved	Principal Value
Net debt to shareholders’ equity ratio less than 1.5	0.3	304,710
Net debt to EBTIDA ratio less than 3.5	3.2	304,710
Lower current liquidity of 1.1	1.8	27,859
Total liabilities minus shareholders’ equity / shareholders’ equity equal or less than 2.2	1.0	27,859

15.       LEASES

The Company entered into several contracts, which are classified as either operating or financial leases.

a)              Operating lease:

The future minimum lease payments for non-cancellable operating leases, in total and for each of the following years, are presented below:

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
2009	—	5,966	—	22,280
2010	20,255	4,987	149,914	16,613
2011	14,723	3,673	105,132	12,875
2012	12,488	1,752	71,787	9,347
2013	8,553	131	8,938	3,736
2014 onwards	14,875	917	14,991	13,025
	70,894	17,426	350,762	77,876

Operating lease payments are recognized as expense and totaled R$178,723 for the year ended on December 31, 2009 (R$64,304 for the year ended on December 31, 2008).

b)              Financial leases:

The Company maintains control of the leased assets and recognizes them as equipment and machinery in the fixed assets group, the related balances are as follows:

	Consolidated
	12.31.09	12.31.08
Cost	14,810	17,419
Accumulated depreciation (*)	(4,972)	(8,523)
Residual	9,838	8,896

(*)The leased assets are depreciated in accordance with the rates in the note 11 for machinery and equipment, or through the term of the contract, the lower of the two, as determined by the CVM Deliberation nº 554/08.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The mandatory future minimum lease payments registered as “other liabilities” are segregated as follows:

	Parent Company and Consolidated
	Present value of			Present value of		Future
	the minimum	Interests	Future minimum	the minimum	Interests	minimum
	payments as of	as of	payments as of	payments as of	as of	payments as
	12.31.09	12.31.09	12.31.09	12.31.08	12.31.08	of 12.31.08
2009	—	—	—	2,215	98	2,313
2010	4,594	450	5,044	2,147	97	2,243
2011	3,677	366	4,043	1,355	144	1,500
2012	1,870	184	2,054	1,083	18	1,101
2013	454	57	511	272	279	551
2014 onwards	75	16	91	—	—	—
	10,670	1,073	11,743	7,072	636	7,708

16.  CONTINGENCIES

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision recorded by the Company in its financial statements relating to such proceedings fairly reflects the probable losses estimated by Management, based on the analysis of its legal counsel and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in some judicial procedures the values of which, in the event of losses, are not known or cannot reasonably be estimated, especially in the civil area. The Company, by means of its legal counsels, monitors the course of these claims, in these claims the probability of losses was considered possible or remote.

The Company and its subsidiaries, when requested, make judicial deposits, some of them are not related to specific provisions for contingencies, the consolidated balance on December 31, 2009 is R$83,421 (R$23,313 on December 31, 2008).

The Company’s management believes that the recorded provision for contingencies, net of judicial deposit, based on CVM Deliberation nº 489/05 is enough to cover losses with judicial deposits, as set forth below.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

i.       Contingencies for probable losses:

The provision for contingency rollforward is summarized below:

	Parent Company
						Price
	Balance as					index	Balance as
	of 12.31.08	Agroin (*)	Additions	Reversals	Payments	update	of 12.31.09
Tax (i)	89,306	64,127	31,337	(77,343)	(5,762)	10,617	112,282
Labor (ii)	21,959	22,434	23,868	(11,653)	(22,161)	4,131	38,578
Civil, commercial and other (iii)	7,613	5,882	18,035	(16,817)	(1,502)	(100)	13,111
(-) Judicial deposits	(14,501)	(18,816)	(9,478)	28,698	35	—	(14,062)
	104,377	73,627	63,762	(77,115)	(29,390)	14,648	149,909

(*) Balance of Perdigão Agroindustrial S.A. merged on March 9, 2009.

	Consolidated
						Price
	Balance as					index	Balance as
	of 12.31.08	Agroin (*)	Additions	Reversals	Payments	update	of 12.31.09
Tax (i)	153,219	102,708	33,827	(89,942)	(5,805)	10,811	204,818
Labor (ii)	51,623	31,863	38,884	(20,112)	(22,597)	4,563	84,224
Civil, commercial and other (iii)	14,300	30,016	23,565	(21,516)	(1,697)	3,054	47,722
(-) Judicial deposits	(32,780)	(39,004)	(23,849)	41,229	36	—	(54,368)
	186,362	125,583	72,427	(90,341)	(30,063)	18,428	282,396

(*) Balance of Perdigão Agroindustrial S.A. merged on March 9, 2009.

i) Tax:

The consolidated tax contingencies, classified as probable losses, mainly involve the following legal proceedings:

Income tax and social contribution:

The wholly-owned subsidiary Sadia has recorded a provision in the amount of R$21,742, related to (i) R$14,242 as a consequence of the tax assessment notice challenging the computation of Granja Rezende taxable income (merged in 2002); (ii) R$6,092 also as a consequence of the tax assessment notice considering undue the Granja Rezende compensation of taxes withhold on financial investments; and (iii) R$1,408 of other provisions.

CPMF over export revenues:

The Company has recorded a provision for contingency in the amount of R$22,745 (R$27,141 on December 31, 2008) regarding a judicial action for the non-payment of the provisional contributions on financial activities (“CPMF”) charged on the income from exports, which has still been analyzed by the superior courts. The Company’s lawsuit are in the Third Region Federal Court of Appeals (“TRF”) and the trial appeal is pending.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

ICMS:

The Company is discussing mainly the utilization of credits on materials for consumption, the suits being in first or second administrative jurisdiction, as well as in judicial phase. The main items refer to the maintenance of credits related to intermediate products used in the productive process and in the basic basket. The provision amounted to R$34,075 (R$50,213 on December 31, 2008).

The wholly-owned subsidiary Sadia is defending itself in some administrative proceedings of ICMS, mainly  related to customs clearance, debits arising from accessory obligation and credits on products used in the consumption material, the total contingency is estimated  in R$30,376 on December 31, 2009.

PIS and COFINS:

The Company is discussing administratively the utilization of credits in federal taxes compensation, in the amount of R$33,595 (R$27,029 on December 31, 2008).

Other tax contingencies:

The wholly-owned subsidiary Sadia recorded other provisions related to the payment of social security contribution, PIS, import duty and other in the amount of R$39,741.

(ii) Labor:

The Company and its subsidiaries are defendant in several labor claims which are in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly developed at work and work-related injuries and additional others. The labor suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  The Company recorded a provision based on past history of payments. Company’s management based on the opinion of its legal counsel, believe the provision is sufficient to cover probable losses.

(iii) Civil, commercial and others:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The civil actions are mostly in lower courts, in probative phase, depending on confirmation or absence of the Company’s guilt, with no right pleadings.

The wholly-owned subsidiary Sadia and some of its current and former executives were nominated as defendant in five class actions arising from investors of American Depositary Receipts — ADR’s issued by Sadia, acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

accordance with Securities Exchange Act of 1934 rule, arising from losses on foreign exchange derivative contracts. In order to attend the American court decision, the five class actions were consolidated into a single action (class action) on behalf of the Sadia’s investors group. Considering the current stage of the action it is not possible to determine the loss probability and the related amount and, therefore no provision was recorded.

ii.             Contingencies and possible losses:

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on analysis of the management and supported by its legal counsel.

The tax contingencies amounted to R$2,896,379 (R$617,723 on December 31, 2009), and refers, mainly, to the following subjects:

Profits earned abroad:

On October 3, 2008, the wholly-owned subsidiary Perdigão Agroindustrial S.A. (merged on March 9, 2009) was assessed by the Internal Revenue Service about the alleged lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004 fiscal years, in the total amount of R$155,763 December 31, 2009 (R$176,756 on December 31, 2008). The loss probability of this fine is classified as possible based on the fact that the wholly-owned subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the agreement signed between Brazil and Austria to avoid double taxation. A temporary favorable decision was granted to the Company, thus the estimated outcome is still considered possible.

ICMS:

The Company is discussing several processes related to ICMS credits of products with a reduced tax burden, in the amount of R$255,803; utilization of deemed credit in the amount of R$82,043; benefits granted by certain States in the amount of R$877,053 and R$350,678 related to other issues.

PIS and /COFINS on the payment of interest on shareholder’s equity:

The Company is pleading a claim for nonpayment of PIS and COFINS on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2008 for PIS and for the years from 2004 to 2008 for COFINS at the amount of R$41,364 on December 31, 2009 (R$38,354 on December 31, 2008) The Brazilian courts have not yet appreciated the subject. Based on analysis of the management, and supported by its legal counsels, the loss expectation about this issue is possible, and, therefore, no provision was recorded.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

IPI Credit Premium:

The wholly-owned subsidiary Sadia is a defendant in the tax foreclosure in the amount of R$364,599, related to the compensation of IPI credit premium with federal tributes. The wholly-owned subsidiary recognized the credit based on the final and non appealable decision.

Other tax contingencies:

The wholly-owned subsidiary Sadia has other process in the amount of R$400,555 related to social security contribution R$115,352, income tax and social contribution and withholding income tax  R$119,688, PIS and COFINS R$ 83,523 and other in the amount of R$81,992.

17.  SHAREHOLDERS’ EQUITY

a)  Capital stock

On July 08, 2009, the Company’ shareholders approved a capital increase from R$3,445,043 to R$4,927,933, through the issuance of 37,637,557 common shares for a R$39.40 (thirty nine Reais and forty cents) price per share, all of which were subscribed by means of an exchange for 226,395,405 shares issued by HFF.

On July 27, 2009, the Board of Directors approved a capital increase through the issuance of 115,000,000 new common shares without par value, including the American Depositary Shares (“ADSs”) represented by American Depositary Receipts (“ADRs”) for the price of R$40.00 (forty Reais) per common share, totaling R$4,600,000.

On August 18, 2009 the Company’ shareholders approved in an extraordinary shareholders general meeting a capital increase through the issuance of 59,390,963 new common shares for a R$39.32 (thirty nine Reais and thirty two cents) per share, by means of an exchange for 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, increasing capital from R$9,527,933 to R$11,863,417.

On August 20, 2009 the Board of Directors approved a capital increase through the issuance of 17,250,000 new common shares without par value for the price of R$40.00 (forty Reais) each, in the total amount of R$690,000.

On December 31, 2009 the capital of the Company corresponded to the amount of R$12,553,417,953.36 (twelve billion, five hundred and fifty million, four hundred and seventeen thousand, nine hundred fifty three Reais and thirty six cents) represented by 436,236,623 common shares, without par value. The total share capital in the balance sheet is net of public offering expenses of R$91,661.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company is authorized to increase its capital, without amendment to the bylaws, up to the limit of 500,000,000 common shares without par value.

b)     Treasury shares

The Company has 430,485 common shares held in treasury acquired in prior fiscal years with resources from profit reserves at an average price of R$1.89 (one Real and eighty nine cents) per share, for future sale or cancellation.

On December 31, 2009 in the consolidated financial statements Company’s management recorded as treasury shares a total of 995,605 shares owned by the wholly-owned subsidiary Sadia, which has the share booked as marketable securities. Such shares were received as proceeds from the sale of the interest in Concórdia Holding Financeira to HFIN Participações S.A. and are attached to a granted purchase option that can be exercised any time and will expire in 360 days. The shares were recorded in the shareholders’ equity at the acquisition cost and the difference to the amount booked by the wholly-owned subsidiary was reclassified to other receivables.

On December 21, 2009, according to the business association agreement between the Company and its wholly-owned subsidiary Sadia, the Concórdia Holding Financeira S.A. excercised its purchase option of 995,606 shares issued by the Company.

c)     Reconciliation of shareholders’ equity and the income of the year

	Shareholders’ equity		Statement of income
	12.31.09	12.31.08	12.31.09	12.31.08
Balance in the parent company	13,164,164	4,137,626	96,161	77,438
Unrealized profit (loss) on transactions with subsidiaries	(2,742)	(27,008)	24,266	(23,066)
Treasury shares	(26,772)	—	—	—
Balance in the consolidated	13,134,650	4,110,618	120,427	54,372

d)     Profit appropriation

According to the Company’s bylaws and the Brazilian Corporate Law, Management’s proposal for the net profit distribution, which is subject to approval on the ordinary shareholders’ meeting, is the following:

i)                 Legal reserve: 5% of the net income, up to 20% of the capital.

ii)            Dividends and interest on shareholders’ equity: correspond to 104% (99% on 12.31.08) of net income adjusted for the legal reserve, in accordance

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

with applicable law.

iii)         Reserve for capital increase: 20% of the net income up to 20% of the capital.

iv)        Reserve for expansion: up to 50% of the net income, up to the limit of 80% of the capital, based on the planned investments in the capital expenditure budget.

Considering the aspects above, the Management’s proposal of the net profit distribution and the composition of the reserve balances, are as set forth below:

	Limit on	Profit distribution		Reserves balances
	capital %	2009	2008	2009	2008
Interest on shareholders’ equity	—	100,000	76,415	—	—
Legal reserve	20	4,808	3,861	71,009	66,201
Reserve for capital increase	20	—	—	160,256	160,256
Reserve for expansion	80	(8,647)	(3,070)	496,423	505,070

		96,161	77,206	727,688	731,527

e)     Shareholders compensation

The Company bylaws deterermines the distribution of a minimum dividend of 25% of the net income of the year for all Company’s’ shares, adjusted as specified in article 202 of Law nº 6,404/76. The Company elected to follow this requirement through the payment of interest on shareholders’ equity, as detailed afterwards.

f)     Interest on shareholders equity

According to the Law nº 9,249/95, the Company calculated its interest on shareholders’ equity based on the TJLP of the period, in the amount of R$100,000 (R$76,415 in 2008) which was recorded as financial expenses, as allowed by fiscal regulation. For presentation purposes the interest was eliminated from financial expenses and classified in retained earnings against liabilities.

Income tax and social contribution of the period were decreased in the amount of about R$19,342 in the parent company and R$34,001 in the consolidated (R$25,981 in the parent company and R$27,749 in the consolidated in 2008) as a consequence of the deduction of these interests in the calculation of the taxable income.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

g)    Composition of the capital stock

Company’ shares owned by its major shareholders, managers, members of the Board of Directors and Fiscal Council as of December 31, 2009 (unaudited):

Shareholders	Commom shares	%
Major shareholders	151,254,788	34.67
Managers:
Board of directors	7,150,792	1.64
Executives	323	—
Treasury shares	1,226,090	0.28
Other shareholders	276,604,630	63.41
	436,236,623	100
Outstanding shares	276,604,630	63.41

Company’ shares owned by major shareholders, managers, members of the Board of Directors and Fiscal Council as of December 31, 2008 (unaudited):

Shareholders	Commom shares	%
Major shareholders (*)	74,590,177	36.04
Managers:
Board of directors	332,974	0.16
Fiscal council	—	—
Treasury shares	430,485	0.21
Other shareholders	131,604,467	63.59
	206,958,103	100
Outstanding shares	131,604,467	63.59

(*) Shareholders who constitute the voting agreement.

The equity position by controlling shareholders, who are part of the voting agreement and/or the holders of more than 5% of voting shares on 12.31.09, is as follows:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Shareholders	Commom shares	%
Caixa de Previd. Dos Func. Do Banco do Brasil (1)	59,543,570	13.65
Fundação Petrobrás de Seguridade Social - Petros (1)	39,847,363	9.13
Fundo Bird (2)	15,015,867	3.44
Fundação Sistel de Seguridade Social (1)	6,658,991	1.53
Fundação Vale do Rio Doce de Seg. Social - Valia(1)	12,999,085	2.98
FPRV1 Sabiá FIM Previdenciário (3)	4,016,602	0.92
	138,081,478	31.65
Others	298,155,145	68.35
	436,236,623	100.00

(1) Pension funds are controlled by participating employees of the respective companies

(2) This fund not included in the agreement signed by the Pension Funds, it belongs to Shan Ban Shun family.

(3) Investment Fund held exclusively by Fundação de Assistência e Previdência Social do BNDES-FAPES. The common shares currently held by this fund are tied to the voting agreement signed by the Pension Funds.

As of December 31, 2009 there were 276,604,630 common shares outstanding, which corresponded to 63.41% of issued shares.

The Company is bound to the arbitration in the Market Arbitration Chamber, as established in the Arbitration clause in the bylaws.

18.   STOCK-BASED OPTION

The wholly-owned subsidiary Sadia granted to its executives stock options incentive (“the plan”), which comprises of shares issued by Sadia. The maintenance and conversion to BRF’ shares depend on the future approved by the Board of Directors and Company’ shareholders, as established in the Association Agreement signed on May 19, 2009.

According to the Plan, the wholly-owned subsidiary Sadia, since the business combination date, recorded in its statements of income an expense in the amount of R$4,311 with correspondent liability of R$3,807 as of December 31, 2009.

19.   EMPLOYEES’ PROFIT SHARING

The Company and its subsidiaries granted to its employees, profit sharing benefits, which are attached to specific goals, as agreed between the parties in the beginning of each fiscal year. The agreements were approved by the Board of Directors and related State Union.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)              Overview:

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange rates and commodity prices. The Company implements protection instruments to minimize its exposure to these risks, based on the Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Executive Directors and the Board of Directors.

The Company has implemented policies and procedures to manage such exposures and may contract protection instruments, as long as they are approved by the Board of Directors in order to mitigate the impact of these risks. Such policies and procedures include the monitoring Company’s exposure levels to each market risk, the measurement of each risk includes an analysis based on net accounting exposure and the forecasted of future cash flows, besides establishing limits for decision making. All instruments contracted by the Company have the purpose of protection of the exchange rate exposure of its debt and cash flow and the interest rate exposure. Currently, the Company does not use derivative instruments for the protection of its position in commodities, but it can start using it within the limits established.

The Board of Directors has a fundamental role in the structure of financial risk management as responsible for the approval of the Risk Policy and for monitoring the compliance of this policy, checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Directors are responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Board of Directors. Moreover, it is responsible for the approval of: (i) the action plans defined for the alignment of tolerance risk set; (ii) performance indicators to be used in risk management; (iii) the overall limits; and (iv) evaluation of suggestions for improvements in the policy.

The Financial Risk Management Committee is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and verifies the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the levels of exposure to risk and the compliance with the policy, monitors the performance of the hedge operations through reports and evaluates stress scenarios to be applied in operations, cash flow and indebtedness of the Company in accordance with the established policy.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The policy does not allow management to enter in leveraged derivatives transactions, as well as, determines that hedge transactions are to be limited up to 2.5% of the Company’ shareholders’ equity.

The transactions are recorded and updated in the operating system, with proper duties segregation observed, being validated by back-office and daily monitored by the financial area.

Considering that the purpose of the transactions is to reduce risks and uncertainties to which the Company is exposed, the results achieve were considered satisfactory.

As allowed by the CVM Deliberation nº 566/08, the Company applied the hedge accounting practice for cash flow hedge derivative instruments, as established in the financing risk management. The cash flow hedge consists on protecting the exposure against cash fluctuation that (i) is related to a specific risk associated with an asset or liability recorded; (ii) a high probable transaction; and (iii) could affect the performance.

The wholly-owned subsidiary Sadia financial policy establishes that risk must be controlled by the Risk Management, through the identification of exposures and risk factors through the value at risk — VAR methodology monitored by Finance Committee and the executive management, which is responsible to determine the risk management strategies according to the financial policy approved by the Board of Directors.

The purpose of the financial policy is to establish a threshold for the use of financial instruments, to protect the assets and liabilities exposed to exchange rate variation and interest, as well as, establish limits to operate with financial institutions. The policy compliance is under financing, administration and information technology directors’ responsibility.

b)              Interest rate risks management:

Interest rate risk is the risk whereby the Company may incur in economic losses due to adverse changes in interest rates, which may be caused by factors related to crisis of confidence and / or monetary policy change in domestic and foreign markets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP, UMBNDES or to the CDI interest rates in addition to any positions prefixed in any of the indexes above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value (marking to market).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company’s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and post fixed rates.

The primary objectives of the Risk Policy are to minimize the costs of debt service and optimize income from applications/investments. For that the Company continually monitors the market interest rate with the purpose of evaluating the eventual necessity of contracting derivative operations to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes the rate fixed by post-pre-set, and which were designated by the Company to hedge accounting of cash flow.

The Company seeks to maintain a stable relationship with his debt for short and long term, maintaining a higher proportion in the long term. In addition, the Company has debt pre and post-set that together also minimize exposure to risks.

The debt is tied, essentially, to the LIBOR, coupon fixed (R$ e USD), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the elevation of LIBOR, the cost of post-fixed debt rises and, on the other hand, the cost pre-fixed debt is reduced. The same consideration is also applicable to TJLP.

Company’s financial assets are mainly indexed to CDI to the domestic market operations and coupom (USD) to the foreign market operations. In case CDI increases, the results become favorable while if it decreases, the results become unfavorable.

The following table summarizes the changes in interest rates and the impact to the Company:

Interest Risk – Pre-fixed				Interest Risk – Post-fixed
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Assets	+	-	CDI	Assets	+	+
CDI	Assets	-	+	CDI	Assets	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
LIBOR/Cupom USD	Assets	+	-	TJLP	Liabilities	+	-
LIBOR/Cupom USD	Assets	-	+	TJLP	Liabilities	-	+
LIBOR/Cupom USD	Liabilities	+	+	LIBOR	Liabilities	+	-
LIBOR/Cupom USD	Liabilities	-	-	LIBOR	Liabilities	-	+

The global crisis started on 2008 caused severe reduction in the international interest rates, with LIBOR reaching very low values as compared to its historical rates. This scenario provided: (1) a reduction in Company’s financial costs that has most of its debt bearing post-fixed LIBOR interest, (2) opportunity to the Company prefix part of its indebtedness.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

As a result of the decline in the interest rate (SELIC) and its consequent impact on CDI rates, the charges from liabilities were reduced. Part of this reduction was offset by the decrease in financial income.

The results obtained according to Company’s objectives related to interest rate exposure were fully accomplished in the year ended on December 31, 2009.

c)              Exchange risk management

Exchange rate risk is the one that changes in foreign currency exchange rates may cause the Company to incur in losses, leading to a reduction in assets or an increase in liabilities. The Company’s primary exposures to foreign currency exchange variations are those of the U.S. dollar, Euro and Sterling Pound against the Real.

The objectives of the Company’s Risk Policy are to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet. Therefore, the Company operates in the over-the-counter (SWAP) and future (BM&F) markets.

The wholly-owned subsidiary Sadia does not have any open derivative position as of December 31, 2009.

i) Foreign currency exposure balances:

Assets and liabilities denominated in foreign currencies are shown below:

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Cash, cash equivalents and financial investments	185,236	133,828	2,133,943	1,400,476
Trade accounts receivable – third parties	35,802	296,637	657,020	—
Receivables from subsidiaries/related companies	718,665	755,994	—	—
Contracts of exchange rates (swaps) - nominal value	(78,803)	(24,000)	(78,803)	826,450
Contracts for future U.S. dollars - face value	122,751	—	122,751	397,409
NDF contracts - face value **	—	—	(211,268)	—
Loans and financing	(1,309,416)	(1,078,902)	(4,520,223)	(4,137,951)
Other operating assets and liabilities, net *	(979,784)	(743,638)	(5,091)	154,732
	(1,305,549)	(660,081)	(1,901,671)	(1,358,884)
Exposure in foreign currency exchange rate in R$	(1,305,549)	(660,081)	(1,901,671)	(1,358,884)
Exposure in foreign currency exchange rate in US$	(749,799)	(282,448)	(1,092,162)	(581,465)

(*) Refers mainly to inventories acquisition and trade accounts payable.

(**) Transactions non-designated as hedge accounting, impacting the statement of income.

Company’s exposure in the amount of US$1,092,162 is within the limit established by the Risk Policy.

In addition, the Company’s Risk Policy aims to protect operating income and costs that involved operations arising from commercial activities, such as estimates of

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

exports and purchase of raw material. Therefore, the Company uses protection instruments, approved by the Risk Policy, focusing on the protection of forecasted cash flow in foreign currency.

In order to follow the Risk Policy, the Company conducts daily monitoring, through reports issued by the financial area and validated by the operational support area (back office), of cash-flow needs and foreign exchange exposure.

On December 31, 2009, the Company had NDF operations in the amount of US$446,000, designated as hedge accounting (unrealized financial income/expenses impacting shareholders’ equity and affecting the statement of income when realized. The increase in Company´s NDF’s position is due to the budgeted cash flow of Sadia and its subsidiaries.

ii) Financial instruments balances designated for cash flow hedge accounting:

The position of derivatives outstanding on December 31, 2009 and December 31, 2008 is as follows:

Consolidated 12.31.09

					Reference
	Object of				value	Market
Instrument	protection	Maturity date	Receiving	Payable	(notional)	Value (1)
NDF	Exchange rate	Until 1/6/2010	8.39% p.y.	US$	786,667	20,918
NDF	Exchange rate	Until 1/6/2010	6%p.y.	US$	211,268	2,721
Swap	Exchange rate	From 01/2010 to 07/2013	US$ +7%	76% of CDI	56,112	279
Swap	Exchange rate	12/2009 to 09/2011	118.5% of CDI	US$ + 83% CDI	86,144	2,465

Swap	Exchange rate	Until 12/2011	US$ +LIBOR 3M + 3,83%	97.83% of CDI	330,750	(51,190)
Swap	Interest Rate	Until 08/2012	US$ +LIBOR 3M + 1.76%	US$ + 4.74%	146,362	(4,712)
Swap	Interest Rate	Until 08/2013	US$ +LIBOR 6M + 0.70%	US$ + 3.77%	838,762	(24,741)
Swap	Interest Rate	Until 11/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.69%	198,025	(5,262)
Future Contract	Exchange rate	Until 02/2010	US$	R$	122,751	20
TOTAL						(59,502)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Consolidated 12.31.08

					Reference
	Object of				value	Market
Instrument	protection	Maturity date	Receiving	Payable	(notional)	Value (1)
Swap	Interest Rate	Until 07/2009	9.31% p.y.	93.72% of CDI	11,944	(52)
Swap	Exchange rate	From 01/2009 to 09/2009	US$ +4.75%	100% of CDI	613,802	60,530
Swap	Exchange rate	2/2009	16,09% p.y.	US$	8,364	(2,871)
Swap	Exchange rate	From 07/2009 to 12/2010	US$ +7%	76% CDI	56,112	5,691
Swap	Exchange rate	From 03/2009 to 09/2011	118.5% CDI	US$ + 83% CDI	86,144	(19,084)
Swap	Exchange rate	From 04/2009 to 01/2013	US$ +LIBOR 6M + 3.61%	96.67% CDI	215,495	(31,573)

Swap	Interest rate	From 02/2009 to 08/2013	US$ +4.08 % p.y.	US$ (LIBOR) + 0.62%	554,152	(34,976)

Swap	Exchange rate	From 01/2009 to 02/2009	US$	US$	51,147	7,682

NDF	Exchange rate	From 01/2009 to 06/2009	15.31% p.y.	US$	382,881	(37,431)
NDF	Exchange rate	From 02/2008 to 03/2009	13.52% p.y.	Euro	26,649	(5,310)
Future contract	Exchange rate	Until 02/2009	US$	R$	327,529	(10,107)
TOTAL						(67,501)

(1) The market value methodology adopted by the Company is marked-to-market (“MTM”), which consists on determining the future value based on the hired conditions and determining the present value based on market yield rates, obtained from Bloomberg and BM&F.

The Company entered into swaps, NDF and future agreements with the purpose of mitigating the effects of exchange and interest rate variations.

Company’s management believes that the results obtained with derivative transactions meet the Risk Policy adopted by the Company.

d)              Gains and losses on financial derivative instruments for equity protection:

The value of gains and losses recorded in the year affected both the statement of income of the Company and the shareholders’ equity, as set forth below:

	Parent Company		Consolidated
	Statement of	Shareholders’	Statement	Shareholders’
	income	equity	of income	equity
Protection derivatives
Exchange rate variation risks	—	(27,529)	—	(27,529)
Interest risk	—	(34,714)	—	(34,714)
Subtotal	—	(62,243)	—	(62,243)

Trading derivatives
Exchange rate variation risks	21	—	2,741	—
Subtotal	21	—	2,741	—
Total	21	(62,243)	2,741	(62,243)

FEDERAL PUBLIC DEPARTMENT
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DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

e)      Composition of financial instruments balances by category - except derivatives:

Parent Company

	Assets			Liabilities
		Trade
		accounts		Loans and	Loan and
		receivable		financing	financing in
	Financial	and other		in local	foreign
	assets	receivables	Investments	currency	currency	Debentures	Total
12.31.2009

Loans and receivables	—	1,475,223	—	(1,677,753)	(1,309,416)	(2,089)	(1,514,035)
Marketable securities	619,895	—	9,101,075	—	—	—	9,720,970
Available for sale	1,991	—	—	—	—	—	1,991
Trading securities	617,877	—	—	—	—	—	617,877
Held to maturity	27	—	9,101,075	—	—	—	9,101,102
Total	619,895	1,475,223	9,101,075	(1,677,753)	(1,309,416)	(2,089)	8,206,935

12.31.2008

Loans and receivables	—	311,623	—	(523,680)	(1,078,902)	—	(1,290,959)
Marketable securities	42,273	—	2,858,351	—	—	—	2,900,624
Available for sale	—	—	—	—	—	—	—
Trading securities	42,010	—	—	—	—	—	42,010
Held to maturity	263	—	2,858,351	—	—	—	2,858,614
Total	42,273	311,623	2,858,351	(523,680)	(1,078,902)	—	1,609,665

Consolidado

	Assets			Liabilities
		Trade
		accounts		Loans and	Loan and
		receivable		financing	financing in
	Financial	and other		in local	foreign
	assets	receivables	Investments	currency	currency	Debentures	Total
12.31.2009

Loans and receivables	—	1,800,145	—	(4,216,296)	(4,520,223)	(2,089)	(6,938,463)
Marketable securities	3,022,210	—	17,200	—	—	—	3,039,410
Available for sale	565,142	—	—	—	—	—	565,142
Trading securities	2,282,852	—	—	—	—	—	2,282,852
Held to maturity	174,216	—	17,200	—	—	—	191,416
Total	3,022,210	1,800,145	17,200	(4,216,296)	(4,520,223)	(2,089)	(3,899,053)

12.31.2008

Loans and receivables	—	1,389,624	—	(1,221,886)	(4,070,528)	(6,261)	(3,909,051)
Marketable securities	742,704	—	1,028	—	—	—	743,732
Available for sale	82,297	—	—	—	—	—	82,297
Trading securities	660,144	—	—	—	—	—	660,144
Held to maturity	263	—	1,028	—	—	—	1,291
Total	742,704	1,389,624	1,028	(1,221,886)	(4,070,528)	(6,261)	(3,165,319)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

f)                Composition of financial instruments balances designated for cash flow hedge accounting:

The Company made the formal designation of its hedge accounting operations for the derivative financial instruments for the protection of cash flows, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy management Company’s risk in taking the hedge, (iii) identification of the instrument, (iv) the coverage transaction or subject, (v) the nature of the risk to be hedged, (vi) a description of the coverage, (vii) to demonstrate the correlation between the hedge and the object of coverage, if applicable, and (viii) the prospective demonstration of the hedge effectiveness.

The transactions for which the Company made the determination of the hedge accounting are highly probable, having an exposure of variation of cash flow that could affect profit and losses and are highly effective in achieving changes in fair value or cash flow attributable to hedged risk, consistently to the originally documented risk in the Risk Policy.

From the application of hedge accounting for derivatives to protect the risk of interest rates that affect cash flows and export revenues, the Company recorded the gain or losses of the part of the effective hedge in equity, in a separate component until the coverage object affects the statement of income, moment in which this portion of the hedge should also affect the statement of income. The amounts booked in equity are presented below:

FEDERAL PUBLIC DEPARTMENT
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Parent Company and Consolidated

		Risk	Maturity	Swap accrual balance		Swap MTM balance
Hedge Instruments	Object of hedge	protected	date	Asset	Liability	Asset	Liability
Swap contract of US$65,000 (Assets Libor 6months +1.75%/ Liability 4.22%)	Debt of US$65,000 interest of Libor 6 months + overlibor 1.75%	Libor Post x Fixed	7/25/2012	1,333	(2,083)	449,504	(452,165)
Swap contract of US$75,000 (Assets Libor 6 months / Liability 4.06%)	Debt of US$75,000 interest of Libor 6 months + overlibor 0.9%	Libor Post x Fixed	7/22/2013	459	(2,091)	635,658	(643,444)
Swap contract of US$30,000 (Assets Libor 6months +0.8%/ Liability 4.31%)	Debt of US$30,000 interest of Libor 6 months + overlibor 0.8%	Libor Post x Fixed	8/23/2013	234	(682)	304,307	(306,952)
Swap contract of US$20,000 (Assets Libor 6months +0.8%/ Liability 4.36%)	Debt of US$20,000 interest of Libor 6months + overlibor 0.8%	Libor Post x Fixed	7/19/2013	238	(607)	203,456	(205,326)
Swap contract of US$20,000 (Assets Libor 3months +0.5%/ Liability 3.96%)	Debt of US$20,000 interest of Libor 3months + overlibor 0.5%	Libor Post x Fixed	08/10/12	39	(199)	371,755	(373,447)
Swap contract of US$20,000 (Assets Libor 3months +0.5%/ Liability 3.96%)	Debt of US$20,000 interest of Libor 3months + overlibor 0.5%	Libor Post x Fixed	8/15/2012	34	(176)	371,593	(373,267)
Swap contract of US$10,000 (Assets Libor 3months +0.5%/ Liability 3.96%)	Debt of US$10,000 interest of Libor 3 months + overlibor 0.5%	Libor Post x Fixed	8/20/2012	16	(80)	185,710	(186,541)
Swap contract of US$20,000 (Assets Libor 6 months / Liability 3.82%)	Debt of US$20,000 interest of Libor 6 months + overlibor 1.45%.	Libor Post x Fixed	3/20/2013	67	(377)	169,579	(171,490)
Swap contract of US$30,000 (Assets Libor 6 months / Liability 3.79%)	Debt of US$30,000 interest of Libor 6 months + overlibor 1.45%.	Libor Post x Fixed	02/13/2013	133	(665)	254,822	(257,687)
Swap contract of US$25,000 (Assets Libor 6months +1.65%/ Liability 4.15%)	Debt of US$25,000 interest of Libor 6 months + overlibor 1.65%	Libor Post x Fixed	5/10/2013	90	(176)	212,665	(213,516)
Swap contract of US$50,000 (Assets Libor 6months +0.6%/ Liability 2.98%)	Debt of US$50,000 interest of Libor 6 months + overlibor 0.60%	Libor Post x Fixed	12/19/2012	643	(1,225)	590,501	(592,153)
Swap contract of US$50,000 (Assets Libor 6months +0.6%/ Liability 2.99%)	Debt of US$50,000 interest of Libor 6 months + overlibor 0.60%	Libor Post x Fixed	11/26/2012	36	(101)	504,142	(505,373)
Swap contract of US$30,000 (Assets Libor 3months +3.85%/ Liability 5.78%)	Debt of US$30,000 interest of Libor 3 months + overlibor 3.85%	Libor Post x Fixed	5/15/2012	269	(377)	513,164	(513,678)
Swap contract of US$50,000 (Assets Libor 6months +1.55%/ Liability 3.55%)	Debt of US$50,000 contracted with Rabobank to Libor 6 months + overlibor 1.55%	Libor Post x Fixed	7/2/2012	1,187	(1,580)	345,901	(347,168)
Swap contract of US$50,000 (Assets Libor 12months +0.71%/ Liability 3.57%)	Debt of US$50,000 interest of Libor 12 months + overlibor 0.71%	Libor Post x Fixed	11/19/2012	120	(250)	253,767	(256,107)
Swap contract of US$50,000 (Assets Libor 12months +0.71%/ Liability 3.82%)	Debt of US$50,000 interest of Libor 12 months + overlibor 0.71%	Libor Post x Fixed	11/26/2012	92	(203)	253,614	(256,536)
Swap contract of US$45,000 (Assets 118.5%CDI / Liability 83%CDI + Variação Cambial of Principal)	Debt of US$45,000 contracted with HSBC a juros de 118.5%CDI (BRL)	CDI X CDI + VC	9/1/2011	86,849	(78,803)	16,375	(13,910)
Swap contract of US$35,000 (Assets 7%a.a / Liability 76%CDI)	Debt of US$35,000 interest of 7%aa. (USD)	Cupom USD X CDI	7/15/2013	2,014	(1,666)	16,392	(16,113)
Swap contract of US$50,000 (Assets Libor 3 months + overlibor 2.50%/ Liability 92.5%CDI)	Debt of US$50,000 interest of Libor 3months + overlibor 2.50%	Libor X CDI	10/01/13	621	(1,818)	10,776	(25,758)
Swap contract of US$100,000 (Assets Libor 3 months + overlibor 4.50%/ Liability 100%CDI)	Debt of US$100,000 interest of Libor 3months + overlibor 1.00%+ Bail interest of 3,5% a.a.	Libor X CDI	12/23/2013	184	(385)	32,642	(68,850)
				94,658	(93,544)	5,696,322	(5,779,481)

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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Parent Company e Consolidated

Hedge		Risk	Maturity	Swap accrual balance		Swap MTM balance
Instruments	Object of hedge	protected	date	Asset	Liability	Asset	Liability
NDF	Foreign sales	FX USDxR$	01/11/10	9,364	(8,706)	9,357	(8,704)
NDF	Foreign sales	FX USDxR$	01/14/10	9,350	(8,706)	9,337	(8,703)
NDF	Foreign sales	FX USDxR$	01/14/10	8,791	(8,706)	8,778	(8,703)
NDF	Foreign sales	FX USDxR$	01/20/10	18,822	(17,412)	18,813	(17,409)
NDF	Foreign sales	FX USDxR$	01/22/10	9,390	(8,706)	9,370	(8,703)
NDF	Foreign sales	FX USDxR$	01/22/10	8,934	(8,706)	8,928	(8,703)
NDF	Foreign sales	FX USDxR$	01/22/10	8,810	(8,706)	8,834	(8,703)
NDF	Foreign sales	FX USDxR$	02/05/10	17,566	(17,412)	17,624	(17,400)
NDF	Foreign sales	FX USDxR$	02/08/10	9,436	(8,706)	9,414	(8,702)
NDF	Foreign sales	FX USDxR$	02/08/10	8,685	(8,706)	8,670	(8,702)
NDF	Foreign sales	FX USDxR$	02/08/10	8,709	(8,706)	8,718	(8,702)
NDF	Foreign sales	FX USDxR$	02/12/10	9,509	(8,706)	9,501	(8,697)
NDF	Foreign sales	FX USDxR$	02/12/10	9,485	(8,706)	9,478	(8,697)
NDF	Foreign sales	FX USDxR$	02/12/10	8,699	(8,706)	8,685	(8,697)
NDF	Foreign sales	FX USDxR$	02/17/10	18,787	(17,412)	18,750	(17,404)
NDF	Foreign sales	FX USDxR$	03/05/10	8,689	(8,706)	8,728	(8,695)
NDF	Foreign sales	FX USDxR$	03/05/10	8,805	(8,706)	8,866	(8,695)
NDF	Foreign sales	FX USDxR$	03/08/10	9,397	(8,706)	9,393	(8,698)
NDF	Foreign sales	FX USDxR$	03/10/10	17,284	(17,412)	17,427	(17,392)
NDF	Foreign sales	FX USDxR$	03/12/10	13,214	(12,188)	13,217	(12,171)
NDF	Foreign sales	FX USDxR$	03/12/10	9,700	(8,706)	9,696	(8,694)
NDF	Foreign sales	FX USDxR$	03/12/10	8,755	(8,706)	8,793	(8,694)
NDF	Foreign sales	FX USDxR$	03/12/10	5,282	(5,224)	5,318	(5,216)
NDF	Foreign sales	FX USDxR$	03/17/10	9,559	(8,706)	9,510	(8,694)
NDF	Foreign sales	FX USDxR$	03/17/10	9,568	(8,706)	9,522	(8,694)
NDF	Foreign sales	FX USDxR$	03/17/10	8,801	(8,706)	8,856	(8,694)
NDF	Foreign sales	FX USDxR$	03/19/10	17,544	(17,412)	17,504	(17,384)
NDF	Foreign sales	FX USDxR$	04/07/10	9,383	(8,706)	9,303	(8,693)
NDF	Foreign sales	FX USDxR$	04/07/10	8,775	(8,706)	8,767	(8,693)
NDF	Foreign sales	FX USDxR$	04/09/10	13,101	(12,188)	12,974	(12,166)
NDF	Foreign sales	FX USDxR$	04/09/10	8,950	(8,706)	8,873	(8,690)

FEDERAL PUBLIC DEPARTMENT
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

NDF	Foreign sales	FX USDxR$	04/09/10	5,279	(5,224)	5,309	(5,214)
NDF	Foreign sales	FX USDxR$	04/12/10	17,280	(17,412)	17,220	(17,384)
NDF	Foreign sales	FX USDxR$	04/14/10	9,056	(8,706)	9,022	(8,689)
NDF	Foreign sales	FX USDxR$	04/14/10	8,709	(8,706)	8,746	(8,689)
NDF	Foreign sales	FX USDxR$	04/16/10	9,053	(8,706)	9,013	(8,686)
NDF	Foreign sales	FX USDxR$	04/22/10	17,881	(17,412)	17,872	(17,374)
NDF	Foreign sales	FX USDxR$	05/07/10	13,141	(12,188)	13,099	(12,148)
NDF	Foreign sales	FX USDxR$	07/05/10	8,760	(8,706)	8,699	(8,677)
NDF	Foreign sales	FX USDxR$	07/05/10	7,036	(6,965)	7,065	(6,942)
NDF	Foreign sales	FX USDxR$	05/12/10	17,396	(17,412)	17,366	(17,354)
NDF	Foreign sales	FX USDxR$	05/14/10	8,763	(8,706)	8,708	(8,675)
NDF	Foreign sales	FX USDxR$	05/12/10	9,383	(8,706)	9,266	(8,677)
NDF	Foreign sales	FX USDxR$	05/12/10	8,608	(8,706)	8,581	(8,677)
NDF	Foreign sales	FX USDxR$	05/14/10	17,349	(17,412)	17,331	(17,349)
NDF	Foreign sales	FX USDxR$	06/07/10	9,625	(8,706)	9,513	(8,673)
NDF	Foreign sales	FX USDxR$	06/07/10	8,703	(8,706)	8,609	(8,673)
NDF	Foreign sales	FX USDxR$	06/07/10	8,842	(8,706)	8,775	(8,673)
NDF	Foreign sales	FX USDxR$	06/11/10	9,596	(8,706)	9,440	(8,667)
NDF	Foreign sales	FX USDxR$	06/11/10	17,562	(17,412)	17,474	(17,334)
NDF	Foreign sales	FX USDxR$	06/11/10	8,842	(8,706)	8,762	(8,667)
NDF	Foreign sales	FX USDxR$	06/16/10	9,645	(8,706)	9,548	(8,666)
NDF	Foreign sales	FX USDxR$	06/16/10	17,567	(17,412)	17,502	(17,332)
NDF	Foreign sales	FX USDxR$	07/09/10	9,084	(8,706)	9,043	(8,656)
NDF	Foreign sales	FX USDxR$	07/09/10	17,395	(17,412)	17,304	(17,313)
NDF	Foreign sales	FX USDxR$	07/14/10	17,495	(17,412)	17,146	(17,311)
NDF	Foreign sales	FX USDxR$	07/14/10	8,707	(8,706)	8,733	(8,656)
NDF	Foreign sales	FX USDxR$	07/16/10	8,667	(8,706)	8,539	(8,653)
NDF	Foreign sales	FX USDxR$	07/16/10	8,707	(8,706)	8,729	(8,653)
NDF	Foreign sales	FX USDxR$	08/06/10	17,391	(17,412)	17,176	(17,277)
NDF	Foreign sales	FX USDxR$	08/11/10	17,576	(17,412)	17,475	(17,276)
NDF	Foreign sales	FX USDxR$	08/13/10	17,283	(17,412)	17,215	(17,270)
NDF	Foreign sales	FX USDxR$	08/18/10	8,792	(8,706)	8,770	(8,635)
NDF	Foreign sales	FX USDxR$	09/06/10	17,488	(17,412)	17,204	(17,254)
NDF	Foreign sales	FX USDxR$	09/10/10	8,602	(8,706)	8,517	(8,624)
NDF	Foreign sales	FX USDxR$	09/10/10	8,608	(8,706)	8,579	(8,624)
NDF	Foreign sales	FX USDxR$	09/17/10	8,960	(8,706)	8,824	(8,619)
NDF	Foreign sales	FX USDxR$	10/08/10	17,410	(17,412)	17,179	(17,212)
NDF	Foreign sales	FX USDxR$	10/13/10	8,913	(8,706)	8,785	(8,607)
NDF	Foreign sales	FX USDxR$	11/08/10	17,416	(17,412)	17,405	(17,177)
				797,714	(776,575)	794,547	(773,629)

The derivative financial instruments that do not meet the criteria required by CVM Deliberation nº 566/08 were not accounted for in accordance with the hedge accounting method and were recorded on the balance sheet at their fair value with its changes recorded in the statement of income.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company has no transaction that was previously classified as equity protection and had the primary classification changed, therefore, no impact affected the statement of income.

g)             Determination of financial instruments fair value – Consolidated:

The estimated fair value for financial instruments hired by the Company was determined using available information in the appropriate methodologies for assessments. However, considerable judgment was required to interpret market data to establish the estimated fair value of each transaction. As a result the estimates below do not indicate, necessarily, the amounts that will be effectively achieved at the date of transactions financial settlement.

	Parent Company		Consolidated
	Carryng		Carrying
	value	Fair Value	value	Fair Value
Cash and cash equivalents	223,434	223,434	1,898,240	1,898,240
Financial assets	619,895	619,895	3,022,210	3,022,210
Trade accounts receivable	1,475,223	1,475,223	1,800,145	1,800,145
Loans and financing (debts)	(2,989,258)	(2,989,258)	(8,738,608)	(8,738,608)
Trade accounts payable	(976,430)	(976,430)	(1,905,368)	(1,905,368)
Derivatives unrealized losses (Note 20)	(62,222)	(62,222)	(59,502)	(59,502)
	(1,709,358)	(1,709,358)	(3,982,883)	(3,982,883)

h)             Credit Management:

The Company is potentially subject to credit risk, related with the trade accounts receivable, financial assets and derivatives instruments. The Company limits its risk associated with these financial instruments, placing them in financial institutions selected by the rating classification criteria and maximum concentration percentage by counterparts.

The credit risk of the concentration of trade accounts receivable is mitigated by the low concentration in the customer portfolio. Generally the Company does not demand guarantee for credit sales, however, it hires credit insurance for specific markets.

The wholly-owned subsidiary Sadia’s financial assets can only be allocated to the counterparts with the minimum rating classification of “investment grade” and within the predetermined limits approved by the Risk, Credit and Financing Management Committee. The maximum net exposure per financial institution (financial assets less financial liabilities) cannot be higher than 10% of the financial institution equity or the Company’s equity, whichever is smaller.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

i)                Commodities risk price management:

In the regular course of its operations, the Company purchases commodities, mainly corn, soybean and live hogs, the main individual component of the Company’s cost.

The price of corn and soybean are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by offer in the domestic market and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits to protect of flow of purchases of corn and soybean meal, in order to reduce the impact of increased prices of these materials. The policy permits the use of derivatives instruments for that purpose or use of the administration of inventory. Currently it uses only the administration of their levels of inventory as a tool of protection.

The wholly-owned subsidiary Sadia maintains its strategy of risk management, acting mainly in the physical control, which includes purchase of grains at fixed prices and to be fixed prices in conjunction with future contracts of commodities (grains). The Company has a Committee of Commodities and Risk Management, composed for the Chairman, executive financial and operational with objective to discuss and to deliberate on the strategies and the positioning of the Company in relation to the diverse factors of risk that impact in the operational results.

On December 31, 2009 there were no commodities derivatives outstanding and the Company does not made any derivative agreements involving commodities.

j)                Principal transactions and future commitments

The main object transactions of cash flow protection are from NDF operations, which sells up “forward” rate on a specific date in the future (maturity date) and whose liquidation value is caused by the difference between the “forward” rate sold and the rate of the day before the maturity date, multiplied by the value of the contract (notional).

The table below shows the deadlines for the financial impact:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	12.31.09
	R$xUSD
Maturity	Notional	Average USD
01/2010	40,000	1.8400
02/2010	50,000	1.8300
03/2010	70,000	1.8400
04/2010	60,000	1.8300
05/2010	51,000	1.8200
06/2010	50,000	1.8600
07/2010	40,000	1.8200
08/2010	35,000	1.8300
09/2010	25,000	1.8400
10/2010	15,000	1.8600
11/2010	10,000	1.8900
	446,000

k)            Guarantees:

The Company utilizes CDB and promissory notes to guarantee the operations contracted in U.S. dollars with BM&F.

Following, presents the guarantees total amount:

Parent Company

and Consolidated

Type	12.31.09	12.31.08
CDB	39,000	24,500
Bank guarantee	—	38,000
	39,000	62,500

l)                Table of sensitivity analysis

The Company has loans and financing in foreign currency and derivative financial instruments to eliminate (or mitigate) risks incurred by the foreign exchange exposure.

The table below considers 3 scenarios, being the likely scenario adopted by the Company. These scenarios were defined based on the expectation of the Management for the changes in the exchange rate at the expiration date of their contracts subject to these risks.

In addition to this scenario, CVM Instruction nº 475 determined that 2 other scenarios to be presented with the deterioration of 25% and 50% of the risk variable considered. These scenarios are presented in accordance with CVM’s regulations.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company evaluates only the changes in foreign currency as a major risk factor, as it is the variable that is more impacted by the other variables such as interest rates, commodities, stock exchanges.

Parent Company

		Cenário	Scenario (II)	Scenario (III)
		Probable	(deterioration of	(deterioration of
Operation	Risk	Scenario (I)	25%)	50%)
Future	Appreciation of R$	20	30,688	61,375
Cash and cash equivalents indexed in foreign currency	Depreciation of R$	(1,309,417)	(1,636,772)	(1,964,125)
Debt in foreign currency	Appreciation of R$	185,236	231,545	277,854
		(1,124,161)	(1,374,539)	(1,624,896)

NDF (hedge accounting)		20,918	(172,488)	(365,894)
Export		(20,918)	172,488	365,894
Total		—	—	—

Consolidated

		Cenário	Scenario (II)	Scenario (III)
		Probable	(deterioration of	(deterioration of
Operation	Risk	Scenario (I)	25)%	50)%
Future	Appreciation of R$	20	30,688	61,375
NDF (hedge accounting)	Appreciation of R$	2,721	(49,509)	(101,740)
Cash and cash equivalents indexed in foreign currency	Depreciation of R$	(4,520,223)	(5,650,280)	(6,780,335)
Debt in foreign currency	Appreciation of R$	2,133,943	2,667,429	3,200,915
		(2,383,539)	(3,001,672)	(3,619,785)

NDF (hedge accounting)		20,918	(172,488)	(365,894)
Export		(20,918)	172,488	365,894
Total		—	—	—

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

21.           FINANCIAL INCOME (EXPENSES), NET

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Financial expenses:
Interest expense	(409,634)	(54,369)	(621,221)	(288,057)
Exchange variation on financial liabilities	—	(327,511)	—	(911,680)
Exchange variation on financial assets	(177,111)	—	(120,408)	—
Financial transactions tax (CPMF)	—	332	—	97
Adjustment to present value	(3,148)	1,576	(34,911)	2,874
Other expenses	(42,292)	(9,991)	(119,075)	(49,798)
	(632,185)	(389,963)	(895,615)	(1,246,564)
Financial income:
Interest income	148,133	30,829	245,734	83,502
Exchange variation on financial liabilities	—	106,616	—	281,310
Exchange variation on financial assets	779,989	—	1,099,165	—
Monetary variation	—	—	8,254	—
Earns (losses) from translation effects of investments abroad	—	—	(257,870)	214,323
Adjustment to present value	4,656	818	34,552	(1,263)
Other income	(476)	7,401	7,009	38,344
	932,302	145,664	1,136,844	616,216
Net Financial	300,117	(244,299)	241,229	(630,348)

22.           RELATED PARTIES TRANSACTIONS  — PARENT COMPANY

In the regular course of the business, rights and obligations are contracted between related parts, arising from sales and purchase of products and loan agreement considering arms-length conditions.

(i)Transactions and balances:

The assets and liabilities balances on December 31, 2009, and the transactions that impacted the income of the period are as follows:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	12.31.09	12.31.08
Trade Accounts receivable
Perdigão Agroindustrial S.A.	—	29,064
Instituto Perdigão de Sustentabilidade	—	4,867
Sino dos Alpes Alimentos Ltda	—	910
Avipal Nordeste S.A.	11,219	8,957
Avipal S.A. Alimentos	—	1,772
UP! Alimentos Ltda	2,684	—
Perdigão Europe Lda.	172,229	1,238
Perdigão International Ltd.	545,696	—
Sadia	5,886	—
	737,714	46,808

Dividends and Interest on Shareholders’ Equity
Avipal S.A. Construtora e Incorporadora	5	5
Sadia	36,646	—
	36,651	5

Loans
Perdigão Agroindustrial S.A.	—	(66,426)
Instituto Perdigão de Sustentabilidade	5,240	—
Avipal Nordeste S.A.	(3,328)	—
Perdigão Trading S.A.	2,467	—
Perdigão International Ltd.	(10,056)	—
Highline International Ltd	(3,175)	—
Establecimiento Levino Zaccardi y Cia S.A.	4,058	7,874
	(4,794)	(58,552)

Trade accounts payable
Perdigão Agroindustrial S.A.	—	6,081
Sino dos Alpes Alimentos Ltda	85	8,062
Avipal Nordeste S.A.	14,404	24,961
Avipal S.A. Alimentos	—	89
UP! Alimentos Ltda	1,706	3,813
Perdigão International Ltd.	1,209	—
Sadia	1,269	—
	18,673	43,006

Advance to future capital increase
PSA Laboratório Veterinario Ltda	20,577	—
	20,577	—

Other receivable and other payable
Avipal Nordeste S.A.	50,016	—
Perdigão Trading S.A.	410	—
Establecimiento Levino Zaccardi y Cia S.A.	1,097	—
Avipal Centro Oeste S.A.	43	—
	51,566	—

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Contas de Resultado
	12.31.09	12.31.08
Sales
Perdigão Agroindustrial S.A.	202,490	316,626
Batávia S.A. Alimentos	1,356	7,703
Sino dos Alpes Alimentos Ltda	5,505	2,484
Avipal Nordeste S.A.	189,954	24,616
Avipal S.A. Alimentos	1,436	11,267
UP! Alimentos Ltda	1,750	—
Perdigão Europe Lda.	525,994	—
Perdigão International Ltd.	1,849,876	—
Sadia	11,574	—
	2,789,935	362,696

Cost of sales
Perdigão Agroindustrial S.A.	(21,530)	(33,332)
Batávia S.A. Alimentos	—	(46,581)
Perdigão Agroin Mato Grosso Ltda.	—	(2,602)
Sino dos Alpes Alimentos Ltda	(7,190)	(10)
Avipal Nordeste S.A.	(289,399)	(148,045)
Avipal S.A. Alimentos	(383)	(1,026)
UP! Alimentos Ltda	(27,212)	—
Establecimiento Levino Zaccardi y Cia S.A.	(6,548)	—
Sadia	(5,310)	—
	(357,572)	(231,596)

Net financial income (expense)
Perdigão Agroindustrial S.A.	(586)	(2,552)
Instituto Perdigão de Sustentabilidade	329	—
Avipal Nordeste S.A.	(216)	(127)
Avipal S.A. Alimentos	—	(293)
Avipal S.A. Construtora e Incorporadora	—	2
Perdigão Trading S.A.	87	—
Perdigão International Ltd.	(97)	—
Establecimiento Levino Zaccardi y Cia S.A.	33	186
	(450)	(2,784)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(ii) Management compensation

Management key personnel include board and executive committee members and directors as well as the head of internal audit.

The total compensation for services rendered by the Company to all members of the Board of Directors and executives (24 professionals in the parent company and 67 in the consolidated) for the year ended December 31, 2009, amounted to R$14,169 in the parent company and R$22,760 in the consolidated (R$14,683 on December 31, 2008 in the consolidated).

Additionally, as part of the profit sharing plan the amount paid to directors was R$3,897 in the parent company and R$9,144 in the consolidated (R$3,656 on December 31, 2008 in the consolidated).

The total amount of profit sharing paid to each director in any period is mainly related to the Company’s net income and to performance evaluation undertaken by the Board of Directors during the year.

The Company grants to its executives additional corporate benefits which are generally extended to the employees and their relatives, such as medical insurance, educational expense reimbursement, development and additional pension benefits and others. For the year ended December 31, 2009, the total paid under such benefits was R$1,099 in the parent company and R$5,796 in the consolidated (R$5,030 on December 31, 2008 in the consolidated). The amount of executives’ remuneration (including salaries, profit sharing and benefits) was R$19,165 in the parent company and R$37,700 in the consolidated (R$23,369 on December 31, 2008 in the consolidated).

The Board of Directors and Fiscal Council substitute members are paid for each meeting they attend. The Company’s Board of Directors, Directors and Fiscal Council are not Company’s employees or are rendering services to the Company.

When executives or employees reach the age of 61 years, retirement is mandatory.

(iii) Granted endorsement:

All relationships between the Company and its subsidiaries were disclosed, whether there have been transactions between the parties or not.

All transactions and balances between the Company and its subsidiaries were eliminated in the consolidated balance sheet and they refer to commercial and/or financial transactions.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

23.           INSURANCE COVERAGE — CONSOLIDATED (UNAUDITED)

The Company has a policy of hiring insurance coverage for assets subject to risks at amounts deemed sufficient to cover damages, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

		Amount at	Coverage
Subject	Type of risk	risk	amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	15,926,789	1,000,513
Domestic transportation	Road risk and carrier’s civil liabilities	11,607,565	8,180
International transport export	—	2,565,731	234,944
International transport import	—	415,059	19,446
General and officers civil responsabilities	Third-party claims	42,893,936	204,095
Credit risk	Default payments	10,679,934	422,298

On March 21, 2009, a fire incurred in Rio Verde unit of Goiás State. The Company has insurance coverage in the amount of R$153,000 and completed the evaluation of the financial impacts obtaining as result the fully indemnity of coverage.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

24.           RETIREMENT SUPPLEMENTARY PLAN

Company:

In April 1997, Perdigão — Sociedade de Previdência Privada (“PSPP”), a private pension foundation sponsored by the Company and its subsidiaries (except for Sadia), began its activities, which are to provide supplemental retirement benefits for the employees. The PSPP manages two different pension plans: Plane I, which is closed for new registrations, and Plan II, which started its activities on April 1, 2009.

a) Plan I

The contributions, on average, are made 1 for 1 (the sponsor´s contributions are equally to the participants’ basic contributions), the actuarial calculations were prepared according to CVM Deliberation nº 371/00. As of December 31, 2009, the Plan has 2,758 participants (16, 079 on December 31, 2008), the fluctuation is mainly related to the participants’ relocation to Plan II.

PSPP is primarily a defined contribution plan, however, there is a small defined benefit quota, which actuarial obligation refers to the present value of the future benefits of inactive participants, since the benefit (life annuity) is determined after the participants’ retirement date. As of December 31, 2009 the PSSP current actuarial obligation covers 49 beneficiaries (44 as of December 31, 2008).

As of December 31, 2009, the position of the defined benefit quota is the following:

	2009	2008
Assets and liabilities conciliation
Present value of the actuarial liabilities	(7,255)	(5,688)
Fair value of assets	9,034	6,863
Value of (loss), net	(329)	242
Value of (liabilities) assets, net	1,450	1,417

	2009	2008
Movement of actuarial (liabilities) assets, net
Assets (liabilities) net to the plan on 12.31.08	1,417	1,311
Revenue recognized in the income	33	106
Sponsor’s contribution	—	—
Assets (liabilities) net to the plan on 12.31.09	1,450	1,417

	2009	2008
Movement of actuarial liabilities
Present value of the actuarial liabilities on 12.31.08	(5,688)	(5,900)
Interests on actuarial liabilities	(699)	(583)
Benefits paid	559	714
Acturial (loss) gain	(1,427)	81
Present value of the actuarial liabilities on 12.31.09	(7,255)	(5,688)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	2009	2008
Movement of the plan assets
Fair value of assets on 12.31.08	6,863	7,211
Expected return of plan	732	690
Actuarial (loss) gain	1,998	(323)
Benefits paid	(559)	(715)
Fair value of the plan assets on 12.31.09	9,034	6,863

	2009	2008
Realized expenses and revenues
Interests cost	(699)	(584)
Expected return of the plan assets	732	690
Total	33	106

2010
Expected expenses and revenues
Interests cost	(781)
Expected return of the plan assets	1,043
Total	262

	2009	2008
Actuarial assumptions
Economic assumptions
Discount rate	11.19% p.y.	12.81% p.y.
Expected rate of return on assets	11.91% p.y.	11.04% p.y.
Inflation rate	4.50% p.y.	5.00% p.y.

Demographic assumptions
Mortality table	AT-1983	AT-1983
Mortality table of invalid	RRB 1983	RRB 1983

b) Plan II

Although Plan II is also primarily a defined contribution plan, in addition it has a small defined benefit quota, which actuarial obligation refers to the present value of the future benefits of inactive participants, since the benefit (life annuity) is determined after the participants’ retirement date at the year end there was no life annuity benefit was granted. The current amount of the reserve for benefits payments refers to 2 participants and amounted to R$217, paid as monthly income through a determined period and a percentage l applicable to the individual account balance. The contributions are made 1 for 1 (the sponsor´s contributions are equally to the participants’ basic contributions). For the year ended December 31, 2009 11,737 transferred from Plan I to Plan II.

The total of contribution made by the sponsor and not utilized for the payments of benefits, in case the participant finishes it labor relation with the Company might be used to compensate future sponsor’s contributions. The total balance amount to R$251 e was recorded in the balance sheets as other current assets.

A summary of the plan’s position as of December 31, 2009, is presented below:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

12.31.09
Plan II
Participants	12,604
Equity	118,085
Sponsor’s contributions:	2,234
Basic contribution	1,909
Past services	95
Especific contributions:	230
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	2,208
Commitment undertaken at the beginning of the plan II, arising from additional contribution from the sponsor in favor of the participants migrated of the plan I	9,785
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	117,063

Sadia:

The wholly-owned subsidiary Sadia sponsors a defined benefit pension plan that offers supplementary retirement benefits to its employees, through the Attílio Francisco Xavier Fontana Foundation.

c) Supplementary retirement benefit:

The pension benefit is generally defined as the difference between (i) the retiree’s average monthly salary during the 12 months prior to the date of retirement, up to a limit of 80% of the employee’s last salary, and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Sadia’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of “Fundação Attilio Francisco Xavier Fontana”.

According to the Foundation’s bylaws, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

As of December 31, 2009, the Foundation had 17,415 associates, of which 12,258 are active.

The contribution made by Sadia since the business combination date correspond to R$1,010.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The position of the defined benefit portion da Sadia as of December 31, 2009, is as follows:

2009
Assets and liabilities conciliation
Present value of the actuarial liabilities	(938,973)
Fair value of assets	1,570,285
Value of (loss), net	(32,502)
Value of (liabilities) assets, net	598,810

2009
Movement of actuarial (liabilities) assets, net
Assets (liabilities) net to the plan on 06.30.09	570,818
Revenue recognized in the income	26,976
Sponsor’s contribution	1,016
Assets (liabilities) net to the plan on 12.31.09	598,810

2009
Movement of actuarial liabilities
Present value of the actuarial liabilities on 06.30.09	(904,286)
Current service cost	(10,593)
Interests on actuarial liabilities	(52,795)
Benefits paid	28,108
Acturial (loss) gain	593
Present value of the actuarial liabilities on 12.31.09	(938,973)

2009
Movement of the plan assets
Fair value of assets on 06.30.09	1,475,104
Expected return of plan	119,583
Actuarial (loss) gain	—
Employees’ contributions in 2009	2,692
Sponsor’s contributions in 2009	1,016
Benefits paid	(28,110)
Fair value of the plan assets on 12.31.09	1,570,285

2009
Realized expenses and revenues
Interests cost	(63,388)
Expected return of the plan assets	90,364
Total	26,976

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

2010
Expected expenses and revenues
Interests cost	(131,112)
Expected return of the plan assets	190,987
Total	59,875

2009
Actuarial assumptions
Economic assumptions
Discount rate	11.83% p.y.
Expected rate of return on assets	12.35% p.y.
Future salary growth	6.58%
Inflation rate	5.00% p.y.

Demographic assumptions
Mortality table	AT-83
Mortality table of invalid	TASA1927

d) Other benefits to employees

The wholly-owned subsidiary Sadia has a human resources policy of offering the following benefits in addition to its private pension plan:

•                  Payment of the fine referring to the Government Severance Indemnity Fund when the employee retires;

•                  Payment of a tribute for time of service;

•                  Payment of an indemnity for discharge from professional duties; and

•                  Payment of an indemnity upon retirement.

These benefits are paid in one single payment at the time of retirement or termination of the employee and the amounts are calculated through an actuarial calculation and recorded in the statement of income of the year.

e) Defined contribution plan

As from January 1, 2003, the wholly-owned subsidiary Sadia began to adopt new supplementary pension plans under the defined contribution modality managed by an open supplementary pension entity, for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the subsidiary is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6.0% of the employee’s remuneration, observing a contribution limit that is updated annually. As from January 1, 2007 these plans are only available to employees earning over R$1,800 per month. The contributions made by the subsidiary since de business combination date amounted to R$1,448.  As of December 31, 2009 this plan had 1,566 participants.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

25.           OTHER OPERATING EXPENSES

	Parent Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Amortization of the fair value of fixed assets and inventories (note 1b) (1)	(28,896)	(93,540)	—	(152,996)
Rescission fine	—	—	—	(62,588)
Idleness costs	(43,098)	—	(119,741)	—
Tax refinance	(11,556)	—	(11,556)	—
Other expenses (2)	(104,013)	(7,557)	(128,532)	(46,302)
	(187,563)	(101,097)	(259,829)	(261,886)

(1)        The amount recorded in the year ended December 31, 2009 is relate to the fair value amortization of goodwill allocated to fixed assets and inventories in the business combination with Sadia (note 1b). From January 1, 2009 the goodwill based on future profitability expectation cannot be amortized and must be tested for impairment, at least annually.

(2)        The amount of other operating expenses is substantially related to: (i) fixed assets write-off due to the fire occurred in Rio Verde unit, net of  received indemnization; (ii) net value of the result  of the sale of Sadia’s interest in Investeast (note 1d).

26.           SUBSEQUENT EVENTS

On January 20, 2010, the CADE authorized the Company and its wholly-owned subsidiary Sadia to jointly operate the following transactions: purchase of in natura beef meat, the commercialization of any type of in natura meat, in Brazil and abroad, and the negotiations for the acquisition of raw material and services.

On January 21, 2010, the Company through its foreign whole-owned subsidiary, BFF International Ltd., concluded the issuance process of foreign Bonds with 10 years maturity, in the total amount of US$750,000, due on January 28, 2020, bearing interest of 7.250% per year (yield to maturity 7.375%), which will be paid semi annually from July 28, 2010.

The Bonds will be guaranteed by BRF and Sadia S.A. (“Sadia”) will be senior unsecured obligations of the issuer, of BRF and of Sadia and rank equally with all other obligations of BRF and Sadia of a similar nature.

On February 26, 2010 the merger of Avipal Nordeste S.A. and HFF Participações S.A. was approved.

In February 2010, the wholly-owned subsidiary Sadia received in advance the amount of US$40,000 plus interest of US$2,000 related to the two remaining installments for the sale of 60% interest in Investeast Ltd., whose maturity dates were April and October 2010.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

27.           NEW PRONOUNCEMENTS, INTERPRETATIONS AND ORIENTATIONS ISSUED  TO BE ADOPTED FROM JANUARY 1, 2010

Within the convergence process  of accounting practices adopted in Brazil to the International Financial Accounting Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”), new pronouncements, interpretations and orientations were issued during the year ended December 31, 2009 which adoption is mandatory for the fiscal years ended from December 31, 2010 and for the financial statements for the year ended December 31, 2009 to be issued comparatively with 2010 financial statements.

The Company is in the process of evaluating all the potential effects related to these pronouncements, interpretation and orientations, which may cause relevant impact in the financial statements for the year ended December 31, 2009 to be presented comparatively to the financial statements for the year to be ended on December 31, 2010, as well as to the following fiscal years.

The consolidated financial statements for the next fiscal year will be prepared according to CVM Deliberation nº609/09 and CVM Instruction nº457/07.

x-x-x-x-x-x-x-x-x

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BOARD OF DIRECTORS

Co-Chairman	Nildemar Secches
Co-Chairman	Luiz Fernando Furlan
Vice-Chairman	Francisco Ferreira Alexandre

Board Member	Carlos Alberto Cardoso Moreira
Board Member	Manoel Cordeiro Silva Filho
Board Member	João Vinícius Prianti
Board Member	Décio da Silva
Board Member	Rami Naum Goldfajn
Board Member	Luís Carlos Fernandes Afonso
Board Member	Walter Fontana Filho
Board Member	Roberto Faldini

FISCAL COUNCIL

Chairman and Financial Expert	Attílio Guaspari
Council Member	Osvaldo Roberto Nieto
Council Member	Jorge Kalache Filho

EXECUTIVE BOARD

Chief Executive Officer Director	José Antonio do Prado Fay
Business Development Director	Nelson Vas Hacklauer
Chief Financial and Invests Relations Officer	Leopoldo Viriato Saboya
Chief Operating Officer	Nilvo Mittanck
Agropecuary Officer	Luiz Adalberto Stábile Benicio
General Officer of Perdix Business	Antonio Augusto de Toni
Human Relations Officer	Giberto Antonio Orsato
General Officer of Batavo Business	Wlademir Paravisi

Marcos Roberto Badollato
Controllership manager

Renata Bandeira Gomes do Nascimento
Accountant - CRC 1SP 215231/O-3

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Management Report — 2009

Dear Shareholders,

BRF — Brasil Foods S.A. , corporation resulting from the association between the Perdigão and Sadia groups, was born among the global leaders in the food sector, its products and brands being present in more than 100 countries.

With sales of R$ 24.4 billion in 2009, BRF is the fourth largest Brazilian exporter, the world’s largest exporter of poultry meat and the largest global protein company by market capitalization.

Recognized for the quality of its products, the penetration of its distribution and the force of its leading brand names — Sadia, Perdigão, Batavo, Qualy, Elegê and Doriana — BRF is an every-day presence in the homes of Brazilian consumers.

The success of the corporate structuring, which resulted in the creation of BRF, in addition to the follow on of R$5.3 billion , transformed 2009 into a landmark year for the Brazilian and world food industry.

In the operational context, the positive highlight was a favorable performance in the domestic market, processed products reporting an increase of 9.5% in sales revenue. However, the Company’s overall results and margins were negatively impacted by the unsettled international scenario, characterized by strong currency volatility and provoking a significant decline in export prices. The Company made various adjustments in its production lines in the face of weaker international demand, this in turn reflecting in an increased cost of products and higher commercial costs.

Despite an adverse trading climate, BRF reported an adjusted net income of R$360 million and EBITDA of R$1.2 billion on a pro-forma basis.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The gradual recovery in the international economy in 2010 and continued growth in the domestic market is expected to provide a more favorable trading environment for the Company’s businesses.

(The variations mentioned in this report are comparisons between fiscal years 2009 and 2008 or for the 4th quarter in 2009 in relation to the 4th quarter in 2008. Sadia’s results have been consolidated as from July 2009. Hence, the accumulated results for the year contemplate Sadia’s second half results. For a better understanding of the businesses, the variations are compared in numbers according to Brazilian corporate legislation (CL) and on a pro-forma basis, as specified.  The pro-forma financial statements are to be found in attachments II, III and IV of this report).

Operating and Financial Indicators - 2009

Corporate Law (CL)

•                  Gross Sales totaled R$ 18.6 billion, 41.2% higher due to the consolidation of Sadia’s results.

•                  Total commercialized sales volume from meats, dairy products and other processed products was 4.2 million tons, 32.3% higher.

•                  The domestic market represented 58.9% of net sales with an increase of 45.9% in sales revenue and 24.1% in traded volumes.

•                  Exports accounted for 41.1% of net sales and rose 31.5% in the year while sales volume was 47.7% higher.

•                  Gross profits amounted to R$ 3.6 billion, 31.8% higher.

•                  EBITDA reached R$ 911.5 million, 21.4% lower for the year.

•                  The Company reported an accumulated net adjusted income of R$ 252.5 million, against R$ 54.4 million posted in the preceding year, with a net income based on corporate law of R$ 120.4 million.

•                  Financial trading volume in the Company’s shares averaged US$39.2 million/day in the year, a 45.9% improvement.

Pro-forma

•                  Gross Sales reported a decline of 3.7% compared with 2008, performance being adversely affected by exports due to foreign exchange rate fluctuations and the slow recovery in demand in selected importing markets.

•                  Sales posted by meats, dairy products and other products were 3.5% lower reflecting market performance.

•                  The domestic market registered growth of 3.7% in sales revenue and a decrease of 1.9% in volume, and representing 58.1% of total net sales.

•                  Exports posted a decline of 15.6% in revenues and 6.1% in volume, a result of the international scenario.

•                  Gross profits recorded R$ 4.7 billion, a decline of 15.8%.

•                  EBITDA decreased 47.4% totaling R$ 1.2 billion.

•                  The Company reported an adjusted net income of R$ 360 million against a loss of R$ 2.4 billion in the preceding year due to the financial impact of derivative instruments in

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sadia’s books.

	Corporate Law			Pro forma
HIGHLIGHTS - R$ MILLION	2009	2008	% Ch.	2009	2008	% Ch.

Gross Sales	18,589	13,161	41%	24,426	25,353	(4)%
Domestic Market	11,840	8,104	46%	15,282	14,711	4%
Exports	6,749	5,057	33%	9,144	10,642	(14)%
Net Sales	15,906	11,393	40%	20,937	22,121	(5)%
Gross Profit	3,635	2,759	32%	4,730	5,621	(16)%
Gross Margin	22.9%	24.2%	(130 bps)	22.6%	25.4%	(280 bps)
EBIT	350	709	(51)%	416	1,458	(71)%
Net Income	120	54	122%	228	(2,435)	—
Net Margin	0.8%	0.5%	30 bps	1.1%	(11.0)%	—
Adjusted Net Income (1)	252	54	364%	360	(2,435)	—
Adjusted Net Margin	1.6%	0.5%	110 bps	1.7%	(11.0)%	—
EBITDA	912	1,159	(21)%	1,222	2,324	(47)%
EBITDA Margin	5.7%	10.2%	(450 bps)	5.8%	10.5%	(470 bps)
Earnings per Share (2)	0.28	0.26	8%	—	—	—

(1)       Net Adjusted Result — Ignoring the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

(2)       Consolidated result per share, excluding treasury stock (1,226,090 on December 31 2009)

Operating and Financial Indicators

4th Quarter 2009

•                  The Company posted gross sales of R$ 6.3 billion in the fourth quarter, 75.1% higher although 14.3% lower when compared with the pro-forma result. In spite of the positive results during the year-end holiday festivities, performance was affected by difficult trading conditions in the export market.

•                  Gross profits amounted to R$ 1.4 billion, an increase of 54.1%  and reported a decline of 29.0% in pro-forma terms  Net income was reduced due to the impacts of the new accounting legislation (11.638-IFRS) accumulating R$ 5.7 million, against a R$ 20.1 million negative result registered in the same quarter for the preceding year. On a consolidated pro-forma basis, the Company recorded a net result of R$ 5.7 million for the fourth quarter compared with a R$ 1.3 billion loss in the same period of 2008, reflecting financial expenses related to financial loss on derivatives instruments held by Sadia.

•                                EBITDA reached R$ 370.1 million, a 20.4% reduction and an EBITDA margin of 7.0%, indicating a drop of 63.9% when analyzed from a pro-forma perspective.

•                                Financial trading volume in the Company’s shares averaged US$61.9 million/day in the quarter, a 278% improvement.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.

Gross Sales	6,263	3,576	75%	6,263	7,311	(14)%
Domestic Market	4,185	2,278	84%	4,185	4,295	(3)%
Exports	2,078	1,298	60%	2,078	3,016	(31)%
Net Sales	5,306	3,058	73%	5,306	6,338	(16)%
Gross Profit	1,405	912	54%	1,405	1,979	(29)%
Gross Margin	26.5%	29.8%	(330 bps)	26.5%	31.2%	(470 bps)
EBIT	276	312	(11)%	276	741	(63)%
Net Income	6	(20)	—	6	(1,331)	—
Net Margin	0.1%	(0.7)%	—	0.1%	(21.0)%	—
EBITDA	370	465	(20)%	370	1,024	(64)%
EBITDA Margin	7.0%	15.2%	(820 bps)	7.0%	16.2%	(800 bps)
Earnings per Share (3)	0.01	(0.10)	—	—	—	—

(1)       Consolidated result per share (R$) excluding treasury stock (1,226,090 on December 31 2009)

Breakdown of Net Sales - 2009 — Pro-forma

* Includes milks: UHT- long life, pasteurized and powdered milk

Sectoral Performance

In the light of the risk of an even more severe down-turn in the global economy, in 2009 several countries introduced protective measures to attenuate the adverse impacts which the international financial situation had on consumption and production. Indeed, the outcome of government policies proved to be positive with many macroeconomic indicators stabilizing in the second half of the year, bringing relief to the markets.

In Brazil, the reaction of the economic policy makers to the financial scenario was no different with the announcement of initiatives to stimulate demand, notably the reduction of the IPI tax on cars, and greater monetary flexibility in the form of reduced bank reserve deposits and a lower Selic basic rate of interest. As a result, Brazil proved to be one of the few countries posting a good economic performance in 2009, generating a positive balance in employment and attracting an inflow of foreign direct investment.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 –COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Exports — Physical exports of chicken in 2009 remained largely stable. Export volumes were down in regions severely impacted by the economic scenario, such as Europe (posting a fall of 6% in shipped volumes), albeit on the other hand, offset by an increase in physical shipments to the Middle East (+22.7%) and Africa (+22.2%). However, average export prices (US$) were severely affected, falling 16%.

Beef exports reported a decline both in volumes and revenues, again reflecting the global economic downturn. Export volumes in 2009 decreased 10% in relation to 2008 while average prices weakened by 14%.

Exports of pork meats were 15% higher in volumes, thanks to the performance of the Russian market where demand was 18% up in relation to 2008 and corresponded to 43% of all physical Brazilian exports of pork. However, average prices declined of 28% in 2009 compared with the prevailing average price in 2008.

Domestic consumption — Unemployment rates in metropolitan regions as measured by the government statistics office - IBGE, rose as high as 9% in March 2009, improving to 6.8% in December and equaling rates recorded at the end of 2008. Average real incomes between January and November 2009 increased 2.8% in relation to the same period in 2008.

Raw Materials — In spite of Brazilian corn production reporting results close to that for 2008 (an increase of 0.7%), accumulated inventory and improved international supplies had a positive impact for the Company, with average prices (R$) reporting a year on year decline of 15%. Prices improved in the soybean market, posting an average annual hike of 2% while soybean meal quotations were up 17%. China’s higher demand and lower production in producer countries, such as Argentina, contributed for price increase.

Outlook — Government-inspired expansionist policies during 2009 avoided a greater decline in world economic activity. Forecasts are for a gradual improvement in global consumption as government sponsored fiscal stimuli are phased out. This improvement however will take time since the recovery in labor markets will be slower.

The Brazilian economy should record growth above the world annual average in 2010 in large part thanks to domestic demand (household consumption, government expenditures and investments), driven by better employment prospects, a growth of 3% in real incomes, more attractive credit conditions and a high confidence levels both among consumers and also business leaders.

Investments and Projects

In order to facilitate a better understanding, we have consolidated the pro-forma information for investments in BRF and Sadia since January 1 2009. In this context, total investment in capital expenditures was R$ 1.2 billion during the year. A further R$ 368      million was allocated to replenish poultry/hog breeder stock.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Expenditure was directed more especially to two of Sadia’s new industrial projects in Lucas do Rio Verde (GO), Vitória de Santo Antão (PE) — both of them industrial units for meat processing and already at the preoperational phase. In addition, investments were made in the Mineiros (GO) units — special poultry, and in the new dairy product units in Bom Conselho (PE) and Três de Maio (RS).

Investments — Pro-forma

2009: R$ 802.8 million

Note: the investments made in Rio Verde (GO) are included in the item Productivity and Improvements and were covered by insurance

In the first quarter, we concluded the consolidation of the SAP information technology system involving operations resulting from the acquisition of Eleva (meats and dairy products), the objective being the capture of synergies through the integration of processes.

As a further measure for optimizing processes to reduce the costs of the dairy product business, the Company reallocated production from Cotochés in Rio Casca (MG) and Elegê in Ivoti (RS) to other dairy production units with consequent operational improvement but without reducing volumes.

Additionally, meat production was transferred from the Cavalhada unit in Porto Alegre (RS) area to the neighboring unit of Lajeado (RS) where investments were made in expanding productive capacity and in the modernization of installations. This decision will enhance the value added content in the product mix and improve industrial processes and production costs. It will also be instrumental in socio-environmental preservation since the Cavalhada unit was located in a major economic center.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating Performance

Production -CL

Due to weakening export demand following the international scenario and the downsizing of inventory at the importing end of the business, we cut meat production destined for the overseas market by 20% in volume during the first quarter of 2009. This adjustment resulted in higher production costs, including technical shutdowns and employee vacation at these units.

In spite of this reduction, with the consolidation of Sadia’s results in the third quarter, poultry slaughter increased 39.0%, while hog/beef cattle slaughter rose 64.1%. On a pro-forma comparative basis, there was a downward adjustment of 8.3% in poultry slaughter, a 5.6% increase in hog/beef cattle slaughter and a decline of 2.3% in meat production.

On March 21 2009, there was a fire of moderate proportions at the industrial installations at Rio Verde (GO), damage at the distribution center adjacent to the complex being the most serious. The Company’s just-in-time process was upgraded to respond to the greater demand, finished products immediately being transferred to ports, customers and third party warehouses, the loss of storage space thus being successfully compensated. Supplies to customers from this plant were partially redirected to other units to satisfy demand and there were no adverse financial impacts for the Company, covered by insurance.

PRODUCTION	4Q09	4Q08	CH. %	2009	2008	CH. %
Poultry Slaughter (million heads)	407	217	87%	1,200	863	39%
Hog/ Cattle Slaughter (thousand heads)	2,568	1,177	118%	7,620	4,642	64%
Production (thousand tons)
Meats	1,130	506	123%	3,045	2,039	49%
Dairy Products	267	301	(11)%	1,044	1,226	(15)%
Other Processed Products	117	23	418%	261	94	178%
Feed and Premix (thousand tons)	2,291	1,268	81%	7,290	5,251	39%

Domestic Market

The domestic market reflected the pressure generated by the diversion of commodity-type products from the export to the domestic market due to the unsettled international scenario. The Brazilian market also experienced demand for lower priced items with continued robust sales of durable goods, in turn inhibiting more vigorous growth in the food sector.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Domestic Market Sales – CL

	Thousand Tons			R$ Million
	4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.
Meats	477	218	118	2,923	1,293	126
In Natura	81	36	124	401	160	150
Poultry	45	29	55	202	121	67
Pork/Beef	36	7	398	199	39	405
Elaborated/Processed (meats)	396	182	117	2,522	1,133	123
Dairy Products	250	291	(14)	625	716	(13)
Milk	196	226	(14)	387	425	(9)
Dairy Products/Juice/Others	54	64	(16)	238	290	(18)
Other Processed	99	27	264	500	154	224
Soybean Products/ Others	65	53	23	138	115	19
Total	891	590	51	4,185	2,278	84
Processed	549	274	100	3,260	1,578	107
% Total Sales	62	46		78	69

DOMESTIC MARKET	2009	2008	% Ch.	2009	2008	% Ch.
Meats	1,284	816	57	7,376	4,250	74
In Natura	246	165	50	1,149	677	70
Poultry	161	126	27	689	491	40
Pork/Beef	86	39	121	460	187	147
Elaborated/Processed (meats)	1,038	651	59	6,227	3,573	74
Dairy Products	1,009	1,128	(11)	2,627	2,807	(6)
Milk	799	880	(9)	1,682	1,690	(0)
Dairy Products/Juice/Others	210	247	(15)	945	1,117	(15)
Other Processed	254	106	140	1,319	603	119
Soybean Products/ Others	268	219	23	518	443	17
Total	2,815	2,268	24	11,840	8,104	46
Processed	1,502	1,004	50	8,491	5,293	60
% Total Sales	53	44		72	65

Meats – Sales revenue and volume were respectively, 73.5% and 57.4% higher including revenue from Sadia and on a pro-forma basis, 8.1% higher in terms of revenues, a 2.3% growth in volumes and a 5.8% increase in average prices. Market performance was adversely affected by the following principal factors: redirection of in-natura volume from exports to the domestic market, with the resulting difficulty in passing prices on to processed products; the repositioning of brands such as Avipal and Batavo, with a focus on returns; and a reduction in frozen product volumes due to the accident at the Rio Verde unit. On the other hand, the fourth quarter benefited from the year-end holiday period campaign which helped lift results.

Dairy Products – Dairy product volume was off by 10.5% with sales revenue down by 6.4% but providing the opportunity to increase prices by 4.1% and more effective management of the in natura milk business with an improvement in results, especially grocery store products.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Other processed products – Other processed products posted sales revenue and volumes 119% and 140% respectively higher on the basis of the corporate law criterion and 8.7% and 7.0% higher respectively, in revenues and volumes, if the periods are compared on a pro-forma basis. The other processed products segment posted a good performance on the back of sales from the portfolio which includes: pastas, pizzas, margarines, snacks, frozen vegetables, cheese bread, among others.

Market Share - %

By Volume

Source: AC Nielsen – 2009

Distribution Channels - CL

By Sales Revenue

Exports

Exports reached R$6.7 billion, a 33.5% growth over the same period in 2008. Viewed from a pro-forma standpoint, export revenues were off year on year by 14.1%.  The principal factors impacting export performance were: an accentuated decline in prices and volumes reflecting the adverse scenario and weak demand in the selected markets; the sudden appreciation of the Real against the US Dollar between March and September; pressure from

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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

higher production chain costs and expenses due to instability in the markets together with high inventory and falling prices; and the disorganized increase in the offer of commodity-type products on the part of competitors.

During the year, average prices in FOB - Free on Board US dollars fell by about 16%, while the average appreciation in the foreign exchange rate in the same period was approximately 9%, reflected in a significant reduction of sales revenue in Reais. These factors, together with a fall in volumes and an increase in costs/expenses, undermined performance in this market.

Meats – The Company reported meat volumes and sales revenue 48.1% and 35.0% higher, respectively. In pro-forma terms, there was a decline of 12.1% in sales revenue and 5.0% in volume during the year, with average prices in Reais 8.3% less due to the fall in dollar denominated prices with no offsetting adjustment in foreign exchange rates. Additionally, average costs and expenses increased reflecting in sharply narrower export margins.

Dairy Products – We recorded a significant reduction in shipped dairy product volumes of 75.0% and in sales revenue, 83.5%. Weaker international demand and high inventory build-up in other producing regions such as New Zealand combined with the currency translation effect, depressed average prices by 31%, forcing the Company to revise planned export volumes with a subsequent partial transfer of production to the domestic market.

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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Export Markets – CL

	Thousand Tons			R$ Million
EXPORTS	4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.
Meats	524	242	117	2,048	1,248	64
In Natura	426	199	115	1,544	975	58
Poultry	357	163	120	1,232	738	67
Pork/Beef	69	36	92	312	236	32
Elaborated/Processed (meats)	98	43	128	504	274	84
Dairy Products	1	5	(79)	6	47	(88)
Milk	0	5	(95)	1	44	(97)
Dairy Products/Juice/Others	1	0	99	5	3	66
Other Processed	5	0	1,359	24	2	1,100
Total	530	247	114	2,078	1,298	60
Processed	104	44	137	533	279	91
% Total Sales	20	18		26	21

EXPORTS	2009	2008	% Ch.	2009	2008	% Ch.
Meats	1,623	1,096	48	6,646	4,923	35
In Natura	1,378	909	52	5,269	3,834	37
Poultry	1,155	767	51	4,230	3,015	40
Pork/Beef	223	142	57	1,040	819	27
Elaborated/Processed (meats)	246	187	31	1,376	1,089	26
Dairy Products	4	16	(75)	21	128	(83)
Milk	2	13	(83)	11	107	(89)
Dairy Products/Juice/Others	2	3	(41)	10	21	(54)
Other Processed	10	1	557	43	7	514
Soybean Products/ Others	9	—	—	39	—	—
Total	1,645	1,114	48	6,749	5,057	33
Processed	257	192	34	1,429	1,117	28
% Total Sales	16	17		21	22

The Company reported the following performance in its leading markets during the year:

•                  Europe – The European economy still reflects the impacts from the financial scenario. Negative margins in this market during the year were a result of weak demand for meats, most notably processed products and turkey meat, and from high inventory sustained by local production.

•                  Middle East – This market suffered from the more serious effects early in the year. While there was a subsequent recovery, this was accompanied by price and volume volatility due to excessive supplies of griller chicken.

•                  Far East – The year also proved to be an extremely difficult one with various key markets such as China, Japan and Singapore being seriously affected. The Japanese economy remained lackluster. China increased local output in order to reduce excessive overdependence on the USA. Beef and pork prices reported a serious slump, this also having a knock on affect on chicken meat prices.

•                  Eurasia – This has been yet another market which has been hit hard by the adverse scenario, also producing negative margins, particularly in the case of sales to the Russian market, an economy which was severely affected by adverse

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DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

conditions in the global economy. Besides that, the Brazilian quotas were reduced.

•                  Africa, Americas and Other Countries – Increased business in this market was supported principally by demand from South Africa, Angola and Venezuela.

Exports by Region

(% net sales revenue)

Net Sales – Net sales for the year were R$ 15.9 billion, 39.6% higher, reflecting the consolidation of Sadia’s results, while registering a decline of 5.4% on a pro-forma basis due to the conditions of markets to which the Company sells.

In pro-forma terms, the domestic market reported net sales of R$ 12.2 billion with growth of 3.7%, representing 58.1% of the total net sales. On the other hand, sales to the export market recorded a share of 41.9% of net sales, equivalent to R$ 8.8 billion, and 15.6% down for the year, reflecting the complexity of the situation in importing markets with the onset of the adverse scenario.

Breakdown of Net Sales (%) - CL

Costs of Sales – The increase in the cost of sales of 42.1% in the year, proportionally greater than sales revenue, contributed to the squeeze on margins compared with 2008.  The cost of sales totaled R$ 12.3 billion, corresponding to 77.1% of net operating revenue

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DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

against 75.8% in the preceding year. On a pro-forma basis, the cost of sales fell 1.8%, although sales revenue posted a fall of 5.4%, thus also contributing to narrower margins when earnings are expressed in this format.

The increase in annual costs particularly reflects the fixed structure of the production chain without the expected compensating growth in volumes and prices. In addition, the rise in costs of sales reflected the following principal factors: a 20% cut in production for export in the first quarter; idle capacity along the production chain due to new industrial plants at a pre-operational phase; the redirection of production from the Rio Verde (GO) plant to other industrial units due to the accident which partially affected operations at this industrial complex.

Gross Profit and Gross Margin – In the light of the negative results for the Company’s business in export markets and the affect of this on domestic market business, gross profit amounted to R$ 3.6 billion, 31.8% higher, if Sadia’s results are factored in. Gross margin was 22.9% against 24.2% in 2008, a decline of 15.8%, on a margin of 22.6% against 25.4% on a pro-forma comparison basis and equivalent to R$ 4.7 billion of gross profit.

Operating Expenses – The impact of lower market performance was also reflected in higher operating expenses, relative to the fixed structure of the production chain and the increases reported in distribution, freight, warehousing and investments in marketing campaigns. As a result, operating expenses rose 60.2% during the year, a 3.6% increase in pro-forma terms, more especially due to growth in commercial expenses which contributed to the reduction in operating margins for the year. Administrative expenses represent the structures of the two companies which are to be maintained independent of one another.

Operating Income and Margin – Operating income before financial expenses was R$ 350.1 million, equivalent to a 2.2% operating margin as opposed to 6.2% in the preceding year. This same item was 71.4% lower using pro-forma figures as a comparative base, reaching R$ 416.3 million, and representing a 2.0% operating margin against 6.6% recorded in the preceding year.  These results correspond to the weak performance resulting from the effects of the economic situation and foreign exchange volatility on exports, as well as reduced volumes registered in some markets and an increase in production costs and commercial expenses as already commented above.

Financial Results – During the year, we posted a net financial income of R$ 241.2 million, due to the appreciation of the Real against the US Dollar and financial investments resulting from funds raised through the primary share offering. In pro-forma terms, financial income for the year was R$ 587.7 million against a financial expense of R$ 4.5 billion due to the cost of Sadia’s derivative instruments and a currency situation which was the opposite of the one prevailing in 2009.

Net debt increased 14.4% compared with December 31 2008, while on a comparative pro-forma basis, outstanding debt was offset against the drawdown of funds resulting from the primary share offering which raised a total R$ 5.3 billion. Of this amount, R$ 2.2 billion was injected into Sadia in order to liquidate expensive short-term debt. The net debt/EBITDA

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DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

ratio was 3.2 times due to lower cash generation in the year, in spite of an adequate level of net debt. Consolidated currency exposure was US$ 1.1 billion, and within the parameters established by Company policy.

On January 21 2010, a subsidiary of the Company, BFF International Ltd., issued ten-year bonds for a total value of US$750 million maturing on January 28 2020 with a coupon of 7.250% per year (yield to maturity 7.375%) which becomes due and payable semiannually as from July 28 2010. The funds raised from the offering will be allocated to the lengthening of the debt maturity profile and for corporate requirements in general.

Debt

	ON 12/31/09			ON 12/31/08
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.
Local Currency	1,914	2,305	4,218	1,228	243%
Foreing Currency	1,000	3,580	4,580	4,138	11%
Gross Debt	2,914	5,884	8,798	5,366	64%
Cash Investments
Local Currency	2,393	394	2,787	772	261%
Foreing Currency	1,851	283	2,134	1,204	77%
Total Cash Investments	4,244	677	4,920	1,976	149%
Net Accounting Debt	(1,330)	5,208	3,878	3,390	14%
Exchange Rate Exposure - US$ Million			(1,092)	(581)	87%

Other Operating Results – relates to the cost of idle capacity – in particular the result of new plants still at a pre-operational phase.

Income Tax and Social Contribution – with the incorporation of Perdigão Agroindustrial S.A., a total of R$ 132 million of existing tax losses carried forward and the negative base for calculation of the social contribution of this company were recognized by BRF during the year. As a result, the income tax and social contribution item reported a negative R$ 65.2 million against a positive R$ 255.3 million for 2008 – arising from goodwill on incorporations. Positive financial results also contributed to the increased appropriation of this tax. From a pro-forma point of view, income tax was a negative R$ 367.3 million against a positive R$ 972.9 million, taking into account the incorporation of a subsidiary in 2009 and goodwill from the incorporation of acquisitions, and the negative financial result generated by Sadia in 2008.

Net Income and Net Margin – Consolidated adjusted net income totaled R$ 252.5 million and the net income excluding the adjustment for the incorporation of the Agroindustrial subsidiary totaled R$ 120.4 million against R$ 54.4 million reported in 2008. These contrasting results reflect the impact of the adverse international market and the benefits of the financial gain due to the appreciation of the Real against the US dollar on our outstanding currency position.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Viewed from the pro-forma standpoint, the Company posted a net income of R$ 227.6 million against a loss of R$ 2.4 billion in the preceding year – reflecting the financial loss on derivative instruments recorded in Sadia’s balance sheet. If the fiscal loss on the incorporation of Perdigão Agroindustrial is excluded, then the accumulated net income for 2009 would be R$ 360 million.

EBITDA - The operating performance as indicated by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 911.5 million, 21.4% less for the year and corresponding to an EBITDA margin of 5.7%, in particular, the result of pressure on margins due to the negative export performance. Consequently, in pro-forma terms, the year reported a decline of 47.4% in the EBITDA, reaching R$ 1.2 billion and an EBITDA margin of 5.8%.

Breakdown of EBITDA (CL)

EBITDA - R$ Million	4Q09	4Q08	% Ch.	2009	2008	% Ch.

Net Income	6	(20)	—	120	54	121
Non Controlling Shareholders	0	0	—	(4)	0	—
Employees / Management Profit Sharing	14	(0)	—	21	17	23
Income Tax and Social Contribution	26	(191)	—	197	(255)	—
Non Operating Results	124	29	323	145	49	200
Net Financial	49	384	(87)	(241)	630	—
Equity Accounting and Other Operating Result	56	63	(10)	83	63	32
Depreciation, Amortization and Depletion	95	201	(52)	591	602	(2)
= EBITDA	370	465	(20)	912	1,159	(21)

Shareholders’ Equity - Shareholders’ Equity was R$ 13.1 billion against R$ 4.1 billion on December 31 2008, a 220.4% increase. This includes the results of the primary share offering which resulted in the raising of funds amounting to R$ 5.3 billion and allocated for the purpose of stabilizing our consolidated capital structure - first and foremost the liquidation of Sadia’s short-term debt. In addition, a further two capital increases were made through the incorporation of shares amounting to R$ 3.9 billion.

Businesses Combination – The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item which shall be subject to annual appraisals using the impairment test (non-recoverability).

Shareholder Remuneration – At a meeting held on December 17 2009, the Board of Directors approved shareholder remuneration amounting to a total of R$ 100 million, corresponding to R$ 0.22998533 per share with payment on February 26 2010 in the form of interest on shareholders’ equity with due retention of income tax at source in accordance with current legislation. The amount distributed to the shareholders for fiscal year 2009 represented 39.7% of adjusted net income booked to the accounts in the period.

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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Stock Market

The average daily financial volume traded on the BM&FBovespa and the New York Stock Exchange – NYSE during the year was US$ 35.8 million, 42.8% higher and driven by investor interest in the Company, together with the additional liquidity injected following the public offering and the merger of shares.

Performance

	4Q09	4Q08	2009	2008

Share price - R$*	45.37	29.74	45.37	29.74
Traded Shares (Volume) - Millions	99.8	45.9	318.8	209.4
Performance	(1.9)%	(18.3)%	52.6%	(32.8)%
Bovespa Index	13.4%	(24.2)%	82.7%	(41.2)%
IGC (Brazil Corp. Gov. Index)	13.2%	(21.8)%	83.4%	(45.6)%
ISE (Corp. Sustainability Index)	12.8%	(28.6)%	66.4%	(41.1)%

Share price - US$*	52.37	26.38	52.37	26.38
Traded Shares (Volume) - Millions	24.5	14.1	68.9	45.3
Performance	2.5%	(32.6)%	98.5%	(46.4)%
Dow Jones Index	9.7%	(19.1)%	18.8%	(33.8)%

* Closing Price

The shares reported a growth of 52.6% during the year and the ADRs 98.5%. However, this performance could have been higher had it not been for the negative impact of general trading conditions on the Company’s results. Sadia’s shares ceased to be traded as from September 21 following the incorporation of the company’s shareholders. BRF accounted for 70% of all the transactions for the sector on the BM&FBovespa during the year as well as the totality of ADRs for the sector in Brazil and negotiated on the New York Stock Exchange - NYSE.

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DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

FEDERAL PUBLIC DEPARTMENT
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DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Social Balance

BRF employs more than one hundred thousand employees at the production and commercial units and in the corporate divisions. The Company’s social policy encompasses various in-house and outside programs. These are designed to provide reasonable and fair working conditions for its employees and focus on programs for professional development and for providing improvements in the quality of life.

Added Value

Added Value Distribution	2009	2008

Human Resources	2,159	1,320
Taxes	2,613	1,201
Interest	(257)	1,311
Interest on Shareholders Equity	100	76
Retention	20	(22)
Minority Interest	(4)	0
Total	4,632	3,887

Corporate Governance

Awarded for the second consecutive year as the Best Brazilian Company in Corporate Governance in the IR Magazine Awards, BRF has demonstrated its high standards through structured operations such as were implemented in the agreement with Sadia. Both companies benefit from the resulting synergies and the overall upside to all shareholders.

The governance policy, with widely held control and equality of rights to all shareholders besides a BM&FBovespa Novo Mercado listing and the Level III ADR program, represent standards that assure the growth of the business with the creation of value and returns to our shareholders.

Structured Corporate Operations

Corporate Operations	Date	R$ million	Shares
Initial Social Capital	06.30.09	3,445	206,958,103
Merger of HFF shares - 1 to 0.166247 shares	07.08.09	1,483	37,637,557
Public Offering	07.21.09	4,600	115,000,000
Merger of Sadia Shares - 1 to 0.132998 shares	08.18.09	2,335	59,390,963
Public Offering - green shoe	08.20.09	690	17,250,000
Subscribed Social Capital	09.30.09	12,553	436,236,623

CADE - The Association Agreement has been submitted for the examination of the Brazilian anti-trust authorities (the Administrative Council for Economic Defense – CADE, Economic

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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Law Department – SDE and the Economic Monitoring Secretariat – SEAE). During the period in which the Association is being examined by the Brazilian anti-trust authorities, we and Sadia may be subject to certain specific commitments required by these authorities and designed to maintain the status quo in market conditions.

Difuse Control – Equal Rights

As of December 31 2009

Capital Stock – R$ 12.6 billion	Number of Shares – 436,236,623

Sustainability – Our guidelines for creating real value is enshrined in a long-term strategic plan. This covers the protection of our assets and liabilities and the minimizing of the impacts that could create risks for our businesses through the safeguarding of investments and maintaining the confidence of our investors. BRF incorporates sustained growth based upon the economic-financial, social and environmental pillars, the intangible assets being considered as important competitive differentials. The Company also incorporates the guidelines of the GRI – Global Reporting Initiative in the publication of the annual report. For the fifth consecutive year, the Company has been included in the BM&FBovespa’s Corporate Sustainability Stock Index.

Rating – BRF has been assigned two credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 – (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Risk Management - BRF and its subsidiaries adopt management practices for controlling and minimizing the impact of the risks to which it is exposed in its chosen markets, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 20 of the Financial Statements.

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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Novo Mercado (New Market) - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the bylaws and regulations.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors.

The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

Awards and Recognition	Reason	Institution
Best Company in Corporate Governance	For the second consecutive year, BRF is highlighted as the best company in corporate governance.	IR Magazine
Best Company in the Food Sector	The most comprehensive ranking in the country with companies that were outstanding in financial management and in the socio-environmental, innovation and human resources fields	IstoÉ Dinheiro Magazine
Fritz Müller Award	Conservation of Production Inputs Category – Water	Fatma – the State of Santa Catarina Environmental Protection Agency
Exame Sustainability Guide	Classified among the 20 model companies in Sustainability	Exame Magazine
The Most Admired Companies in Brazil 2009	Ranked among the most admired companies in Brazil and placed 7th in the Agribusiness sector, a new category that has been added to this award.	Carta Capital Magazine
“Best Follow-on Equity Issues”	In recognition of the share offering for capitalizing the new company, resulting from the association between Perdigão and Sadia	LatinFinance

Outlook

The evolution export business in 2010 is based on the improvement in world economic indicators, which should feed through to the increased consumption of our products. In Brazil, lower unemployment rates, an increase in the minimum wage, favorable outlook for GDP growth, among other positive factors, auger well for domestic demand.

Following the highly successful corporate transaction for consolidating the shareholding base of Perdigão and Sadia and the primary share offering for raising additional resources, company focus has now turned to the project for merging its operations. The objective here

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DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

is to implement the best practices from each organization, resulting in a bigger and better company. This project will be put into practice once a final ruling on the merger is issued by the Administrative Council for Economic Defense (CADE).

To our shareholders, we would like to place on record a special vote of thanks for the support and confidence entrusted in management with respect to the structured operations concluded during the year. To the entire community involved, we would also like to express our gratitude and reinforce the commitment we assumed when we signed the association agreement to make Brasil Foods a competitive and innovative company with the capacity to disseminate the name of Brazil throughout the world.

São Paulo, February 2010.

Luiz Fernando Furlan Co-Chairman of the Board of Directors	Nildemar Secches Co-Chairman of the Board of Directors

José Antonio do Prado Fay

Chief Executive Officer

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01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment I

BRF - Brasil Foods S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

(R$ Million)

BALANCE SHEET	12.31.2009	12.31.2008

ASSETS	25,671	11,220
CURRENT ASSETS	10,444	5,985
NONCURRENT ASSETS	15,227	5,234
Long Term Assets	2,635	597
Investments	17	1
Property, Plant and Equipment	9,275	2,918
Intangible	3,098	1,546
Deferred Charges	202	172
LIABILITIES AND SHAREHOLDERS’ EQUITY	25,671	11,220
CURRENT LIABILITIES	5,874	3,081
LONG TERM LIABILITIES	6,657	4,027
NON CONTROLLING SHAREHOLDERS	5	1
SHAREHOLDERS’ EQUITY	13,135	4,111
Capital Stock Restated	12,462	3,445
Reserves	725	705
Equity Evaluation Adjustment	(25)	(38)
Treasury Shares	(27)	(1)

INCOME STATEMENT	4Q09	4Q08	% Ch.	2009	2008	% Ch.

GROSS SALES	6,263	3,576	75%	18,589	13,161	41%
Domestic Sales	4,185	2,278	84%	11,840	8,104	46%
Exports	2,078	1,298	60%	6,749	5,057	33%
Sales Deductions	(957)	(518)	85%	(2,683)	(1,768)	52%
NET SALES	5,306	3,058	73%	15,906	11,393	40%
Cost of Sales	(3,901)	(2,147)	82%	(12,271)	(8,634)	42%
GROSS PROFIT	1,405	912	54%	3,635	2,759	32%
Operating Expenses	(1,129)	(600)	88%	(3,285)	(2,050)	60%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	276	312	(11)%	350	709	(51)%
Financial Expenses, net	(49)	(384)	(87)%	241	(630)	—
Other Operating Results/Equity Accounting	(181)	(139)	30%	(257)	(262)	(2)%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	46	(211)	—	334	(184)	—
Income Tax and Social Contribution	(26)	191	—	(197)	255	—
Employees / Management Profit Sharing	(14)	0	—	(21)	(17)	23%
Non Controlling Shareholders	(0)	(0)	—	4	0	—
NET INCOME	6	(20)	—	120	54	122%
EBITDA	370	465	(20)%	912	1,159	(21)%

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sadia’s results are incorporated as from July 2009.

Thus, the accumulated results for the year take into account Sadia’s third quarter results only

Attachment II

INCOME STATEMENT PRO FORMA - R$ MILLION	4Q09	4Q08	% Ch.	2009	2008	% Ch.

Gross Sales	6,263	7,311	(14)	24,426	25,353	(4)
Domestic Market	4,185	4,295	(3)	15,282	14,711	4
Exports	2,078	3,016	(31)	9,144	10,642	(14)
Sales Deduction	(957)	(973)	(2)	(3,489)	(3,232)	8
Net Sales	5,306	6,338	(16)	20,937	22,121	(5)
Cost of Sales	(3,901)	(4,360)	(11)	(16,207)	(16,501)	(2)
Gross Profit	1,405	1,979	(29)	4,730	5,621	(16)
Operating Expenses	(1,129)	(1,238)	(9)	(4,314)	(4,163)	4
Income Before Financial Results (EBIT)	276	741	(63)	416	1,458	(71)
Financial Expenses, Net	(49)	(2,544)	(98)	588	(4,522)	—
Other Operating Results/Equity Accounting	(181)	(154)	17	(263)	(332)	(21)
Income after Financial Expenses and Other	46	(1,957)	—	741	(3,396)	—
Income Tax and Social Contribution	(26)	621	—	(367)	973	—
Employees’/Manangement Profit Sharing	(14)	6	—	(14)	(12)	16
Non Controlling Shareholders	(0)	10	—	13	10	31
Net Income	6	(1,331)	—	228	(2,435)	—
Net Margin	0.1%	(21.0)%	—	1.1%	(11.0)%	—
Adjusted Net Income	6	(1,331)	—	360	(2,435)	—
Adjusted Net Margin	0.1%	(21.0)%	—	1.7%	(11.0)%	—
EBITDA	370	1,024	(14)	1,222	2,324	(47)
EBITDA Margin	7.0%	16.2%	—	5.8%	10.5%	—

For comparative purposes only, we show pro-forma results in attachments II, III and IV consolidating the full data of Sadia S.A. as if the merger of shares had taken place on January 1 2008.

Sadia’s results for 2008 have been adjusted to comply with Law 11,638.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment III

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PROFORMA	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.
Meats	477	488	(2)	2,923	2,944	(1)
In Natura	81	91	(12)	401	429	(7)
Poultry	45	61	(26)	202	256	(21)
Pork/Beef	36	31	17	199	173	15
Elaborated/Processed (meats)	396	397	(0)	2,522	2,515	0
Dairy Products	250	291	(14)	625	716	(13)
Milk	196	226	(14)	387	425	(9)
Dairy Products/Juice/Others	54	64	(16)	238	290	(18)
Other Processed	99	93	7	500	474	5
Soybean Products/ Others	65	59	11	138	162	(15)
Total	891	931	(4)	4,185	4,295	(3)

Processed	549	555	(1)	3,260	3,279	(1)
% Total Sales	62	60		78	76

	THOUSAND TONS			R$ MILLION
EXPORTS	4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.

Meats	524	520	1	2,048	2,938	(30)
In Natura	426	420	2	1,544	2,259	(32)
Poultry	357	360	(1)	1,232	1,823	(32)
Pork/Beef	69	60	15	312	436	(28)
Elaborated/Processed (meats)	98	100	(2)	504	679	(26)
Dairy Products	1	5	(79)	6	47	(88)
Milk	0	5	(95)	1	44	(97)
Dairy Products/Juice/Others	1	0	99	5	3	66
Other Processed	5	6	(15)	24	32	(25)
Soybean Products/ Others	—	—	—	—	—	—
Total	530	531	(0)	2,078	3,017	(31)

Processed	104	106	(3)	533	714	(25)
% Total Sales	20	20		26	24

	THOUSAND TONS			R$ MILLION
TOTAL	4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.

Meats	1,001	1,008	(1)	4,971	5,882	(15)
In Natura	507	511	(1)	1,945	2,688	(28)
Poultry	402	420	(4)	1,434	2,078	(31)
Pork/Beef	105	91	16	511	609	(16)
Elaborated/Processed (meats)	494	497	(1)	3,026	3,194	(5)
Dairy Products	251	296	(15)	630	763	(17)
Milk	196	231	(15)	388	470	(17)
Dairy Products/Juice/Others	55	65	(16)	243	293	(17)
Other Processed	104	99	5	523	505	4
Soybean Products/ Others	65	59	11	138	162	(15)
Total	1,421	1,462	(3)	6,263	7,312	(14)

Processed	653	661	(1)	3,792	3,993	(5)
% Total Sales	46	45		61	55

Attachment IV

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PROFORMA	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	2009	2008	CH. %	2009	2008	CH. %

Meats	1,751	1,711	2	10,053	9,300	8
In Natura	352	360	(2)	1,638	1,597	3
Poultry	225	238	(6)	969	975	(1)
Pork/Beef	127	121	5	669	622	8
Elaborated/Processed (meats)	1,399	1,351	4	8,415	7,703	9
Dairy Products	1,009	1,128	(11)	2,627	2,807	(6)
Milk	799	880	(9)	1,682	1,690	(0)
Dairy Products/Juice/Others	210	247	(15)	945	1,117	(15)
Other Processed	384	359	7	1,939	1,790	8
Soybean Products/ Others	367	383	(4)	663	814	(19)
Total	3,512	3,581	(2)	15,282	14,711	4

Processed	1,994	1,958	2	11,299	10,610	6
% Total Sales	57	55		74	72

PROFORMA	THOUSAND TONS			R$ MILLION
EXPORTS	2009	2008	CH. %	2009	2008	CH. %

Meats	2,147	2,272	(6)	8,973	10,211	(12)
In Natura	1,857	1,951	(5)	7,323	8,378	(13)
Poultry	1,572	1,684	(7)	5,927	6,818	(13)
Pork/Beef	286	267	7	1,396	1,561	(11)
Elaborated/Processed (meats)	290	321	(10)	1,649	1,833	(10)
Dairy Products	4	16	(75)	21	128	(83)
Milk	2	13	(83)	11	107	(89)
Dairy Products/Juice/Others	2	3	(41)	10	21	(54)
Other Processed	18	22	(20)	79	85	(7)
Soybean Products/ Others	9	9	(4)	71	217	(67)
Total	2,178	2,320	(6)	9,144	10,641	(14)

Processed	309	346	(11)	1,738	1,939	(10)
% Total Sales	14	15		19	18

	THOUSAND TONS			R$ MILLION
TOTAL	2009	2008	CH. %	2009	2008	CH. %

Meats	3,898	3,984	(2)	19,025	19,511	(2)
In Natura	2,210	2,311	(4)	8,961	9,975	(10)
Poultry	1,797	1,923	(7)	6,896	7,793	(12)
Pork/Beef	413	389	6	2,065	2,183	(5)
Elaborated/Processed (meats)	1,689	1,673	1	10,064	9,536	6
Dairy Products	1,013	1,143	(11)	2,649	2,935	(10)
Milk	801	893	(10)	1,694	1,797	(6)
Dairy Products/Juice/Others	212	251	(15)	955	1,138	(16)
Other Processed	402	381	5	2,018	1,875	8
Soybean Products/ Others	376	393	(4)	734	1,031	(29)
Total	5,690	5,901	(4)	24,426	25,352	(4)

Processed	2,303	2,304	(0)	13,038	12,549	4
% Total Sales	40	39		53	49

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July 7 2009, the Company signed an Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2009	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.		01.838.723/0001-27

20.01 – INDEPENDENT AUDITOR’S REVIEW REPORT

Independent auditors’ report

To

The Board of Directors and Shareholders

BRF – Brasil Foods S.A. (formerly known as Perdigão S.A.)

Itajaí – SC

1.   We have examined the accompanying balance sheets of BRF – Brasil Foods S.A. (formerly known as Perdigão S.A.) (the “Company”) and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2008 and the related statements of income, changes in shareholders’ equity, cash flows and value added for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2.   Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.   In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of BRF – Brasil Foods S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the results of its operations, changes in its shareholders’ equity, cash flows and value added for the years then ended, in conformity with accounting practices adopted in Brazil.

4.   As discussed in note 1b, on June 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Reversibility and Preservation of the Operations, ensuring the reversibility and Preservation of the Operations (“APRO”), ensuring the reversibility of the transaction until the implementation of the final decision by CADE.

February 26, 2010

KPMG Auditores Independentes

CRC SC-000071/F-8

Original in Portuguese signed by

José Luiz Ribeiro de Carvalho	Charles Krieck
Accountant CRC SP-141128/O-2 S-SC	Accountant CRC SP-212272/O-2 S-SC